Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

by and among

BAXTER INTERNATIONAL INC.,

BAXTER HEALTHCARE CORPORATION,

BAXTER DEUTSCHLAND HOLDING GMBH,

GAMBRO DIALYSATOREN GMBH

BAMBOO US BIDCO LLC

and

BLITZ 23-317 GMBH

Dated as of May 8, 2023

i

Exhibit A:	Definitions
Exhibit B:	Manufacturing and Supply Agreement
Exhibit C:	Transition Services Agreement
Exhibit D:	Illustrative Reference Balance Sheet
Exhibit E:	Accounting Principles
Exhibit F:	Instrument of Assignment
Exhibit G:	BOG Share Transfer Agreement
Exhibit H:	Intellectual Property Agreement

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (including the exhibits and schedules hereto, each as amended or restated from time to time, this “Agreement”), dated as of May 8, 2023 (the “Execution Date”), is made by and among Bamboo US BidCo LLC, a Delaware limited liability company (“BPS Buyer”), Blitz 23-317 GmbH (future: Bamboo BidCo GmbH), a German limited liability company with registered office in Munich, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 283818 (“BOG Buyer” and together with BPS Buyer, the “Buyers”), Baxter International Inc., a Delaware corporation (“Seller Parent”), Baxter Healthcare Corporation, a Delaware corporation (“BPS Seller”), Baxter Deutschland Holding GmbH, a German limited liability company (“BOG Seller 1”), and Gambro Dialysatoren GmbH, a German limited liability company (“BOG Seller 2” and, together with BOG Seller 1, “BOG Sellers” and, collectively with BPS Seller and Seller Parent, “Sellers” and each, a “Seller”). Buyer and Sellers are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Except as otherwise indicated herein, capitalized terms used but not defined herein shall have the meanings set forth in Exhibit A.

RECITALS

WHEREAS, Baxter Pharmaceutical Solutions LLC, a Delaware limited liability company (“BPS”) and Baxter Oncology GmbH, a German limited liability company (“BOG” and, together with BPS, the “Companies,” and each, a “Company”) are engaged in the Business;

WHEREAS, on the terms and subject to the conditions set forth herein, prior to the Closing, Sellers and certain of their Affiliates (including the Companies) will take (or have already taken, as applicable) the steps set forth on Section 1.1 of the Seller Disclosure Letter, including the transfer of the applicable Excluded Assets by the Companies to certain of their Affiliates and the assumption of the applicable Excluded Liabilities by certain of their Affiliates and the transfer of certain Transferred Assets to the Companies and the assumption of the Assumed Liabilities by the Companies (the “Pre-Closing Reorganization”);

WHEREAS, Sellers are indirect, wholly-owned Subsidiaries of Seller Parent;

WHEREAS, BPS Seller owns all of the issued and outstanding limited liability company interests of BPS (the “BPS Interests”), and BOG Sellers own all of the equity interests of BOG (the “BOG Interests” and, together with the BPS Interests, the “Interests”);

WHEREAS, BOG Sellers desire to sell to BOG Buyer, and BOG Buyer or its designee desires to purchase from BOG Sellers, the BOG Interests and BPS Seller desires to sell to BPS Buyer, and BPS Buyer or its designee desires to purchase from BPS Seller, the BPS Interests, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Transactions, at the Closing, the Companies and BPS Seller and Baxter Deutschland GmbH will enter into a manufacturing and supply agreement substantially in the form attached hereto as Exhibit B (the “Supply Agreement”);

WHEREAS, in connection with the Transactions, at the Closing, certain of the Parties or their applicable Affiliates will enter into (i) a transition services agreement substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”) and (ii) an intellectual property agreement substantially in the form attached hereto as Exhibit H (the “Intellectual Property Agreement”); and

WHEREAS, Buyers and Sellers desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING; CLOSING DELIVERIES

Section 1.1 Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance on the representations, warranties and covenants contained herein, at the Closing, (i) BPS Seller agrees to sell, assign, convey, transfer and deliver to BPS Buyer, and BPS Buyer agrees to purchase and accept from BPS Seller, the BPS Interests, and (ii) BOG Sellers agree to sell, assign, convey, transfer and deliver to BOG Buyer, and BOG Buyer agrees to purchase and accept from BOG Sellers, the BOG Interests, in each case, free and clear of any Liens, other than Liens arising under applicable securities Laws, provided that BOG Seller 1 shall retain its rights under the DPLTA to all profits in the meaning of sections 291 et. seq. German Stock Corporation Act made prior to the termination of the DPLTA, for a cash amount equal to the Closing Cash Consideration, subject to adjustment pursuant to Section 1.4.

Section 1.2 Time and Place of Closing. The closing of the purchase and sale of the Interests provided for in this Agreement (the “Closing”) will take place remotely, via electronic exchange of documents, except for the BOG Share Transfer Agreement which shall be executed in accordance with Section 1.3(c), on (a) the last Business Day of the calendar month in which the last condition in Article V is satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing (including the condition pursuant to Section 5.1(d)), but subject to the continued fulfillment or, to the extent permitted by applicable Law, waiver of all conditions at the Closing Date) (the date on which such satisfaction or waiver occurs, the “Initial Satisfaction Date”); provided, that if there are less than fifteen (15) Business Days between the Initial Satisfaction Date and the last Business Day of the then current calendar month, the Closing will take place on the last Business Day of the following calendar month subject to the continued fulfillment or, to the extent permitted by applicable Law, waiver of all conditions at the Closing Date (the date on which the Closing actually occurs, the “Closing Date”). On or promptly following the Initial Satisfaction Date, Sellers shall notify Buyers (i) that all conditions set forth in Section 5.1 and Section 5.2 (other than those that, by their nature, are to be satisfied at the Closing) have been satisfied and (ii) of the actual date of the Closing Date determined pursuant to this Section 1.2 (such notice, the “Closing Date Confirmation”); provided that the Closing Date Confirmation shall be delivered to

Buyers no later than five (5) Business Days prior to the Closing Date. The Closing will be effective and legal title to the shares in BOG will be transferred from BOG Sellers to BOG Buyer as of 24:00:00 hours (end of day) Central European Time, on the last calendar day of the month during which the Closing Date occurs / 00:00:00 hours (beginning of day) Central European Time on the first calendar day of the following calendar month (the “Effective Time”).

Section 1.3 Deliveries at Closing.

(a) By Sellers. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Sellers shall deliver or cause to be delivered to Buyers:

(i) an instrument of sale, assignment and transfer with respect to the BPS Interests, substantially in the form set forth in Exhibit F conveying the BPS Interests to BPS Buyer free and clear of all Liens, other than Liens arising under applicable securities Laws (the “Instrument of Assignment”);

(ii) a duly executed amended and restated operating agreement of BPS, in form and substance reasonably acceptable to Buyers, evidencing effective as of the Closing: (A) the withdrawal of BPS Seller as a member, (B) the transfer of the BPS Interests to BPS Buyer and (C) the admission of BPS Buyer as a member of the Company; provided that BPS Seller shall not be party to such agreement for any purpose and shall have no liability thereunder, except for compliance with the express provisions of this Section 1.3(a)(ii);

(iii) evidence reasonably acceptable to Buyers of (A) the completion of the Pre-Closing Reorganization in accordance with Section 4.17, including the transfer of the Transferred Assets to the Companies and execution and delivery of definitive agreements related thereto and (B) the termination of Intercompany Agreements as contemplated by Section 4.22;

(iv) counterparts of each of the Ancillary Agreements, duly executed by Sellers or their applicable Affiliates party thereto;

(v) a properly completed and duly executed IRS Form W-9 or IRS Form W-8, as applicable, for each of the Sellers (or, if a Seller is a disregarded entity for U.S. federal income Tax purposes, its regarded owner(s));

(vi) the certificate contemplated by Section 5.2(c); and

(vii) the written resignations of each of the directors, managers and officers of the Companies as Buyers may request in writing no later than 10 Business Days prior to the Closing Date, in each case, to be effective as of the Closing.

(b) By Buyers. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyers shall deliver or cause to be delivered:

(i) to Sellers or to such Affiliate(s) of Sellers as directed by Sellers or its Affiliate(s) (for the credit of the applicable Seller), a payment in an amount equal to the Closing Cash Consideration pursuant to instructions set forth in the Funds Flow Memorandum (with the Closing Cash Consideration allocable to the BPS Interests being conveyed by the BPS Buyer and the Closing Cash Consideration allocable to the BOG Interests being conveyed by BOG Buyer);

(ii) pursuant to instructions set forth in the Funds Flow Memorandum, payments to the applicable third parties of the Seller Transaction Expenses for which invoices have been provided at least two Business Days prior to the Closing to the extent unpaid as of immediately prior to the Closing; provided, that any amounts treated as wages to an employee of a Company shall be paid, as directed in writing by Sellers to the applicable Buyer prior to the Closing Date, to (i) the applicable Company, which shall pay such amounts, less applicable withholding Taxes, to the applicable recipient through its payroll system on the next regularly scheduled payroll cycle following the Closing Date, or (ii) directly to such current or former employee, less applicable withholding Taxes, which shall be calculated by the applicable Company and paid by the applicable Buyer to the applicable Company’s payroll system for remittance to the applicable Tax authority;

(iii) the certificate contemplated by Section 5.3(c); and

(iv) counterparts of each of the Ancillary Agreements to which such Buyer or its Affiliate is party, duly executed by Buyer or its applicable Affiliates party thereto.

(c) BOG Share Transfer. At the Closing, BOG Sellers and BOG Buyer shall enter into a share transfer agreement providing for the transfer (Abtretung) with effect in rem (mit dinglicher Wirkung) of the BOG Interests from BOG Sellers to BOG Buyer, substantially in the form set forth in Exhibit G (the “BOG Share Transfer Agreement”), in the presence of a German notary public.

Section 1.4 Purchase Price Adjustment.

(a) Estimated Purchase Price Procedures. No later than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Buyers (A) the Estimated Closing Statement, together with supporting documentation used by Sellers in calculating the amounts set forth therein, and (B) the Funds Flow Memorandum. For illustrative purposes only, Exhibit D sets forth the calculation of Net Working Capital as of the date set forth therein, prepared in accordance with the Accounting Principles. Sellers shall consider in good faith the reasonable comments of Buyers to the Estimated Closing Statement and/or Funds Flow Memorandum delivered to Sellers no later than two (2) Business Days prior to the Closing Date and Sellers shall make their respective employees and representatives reasonably available to Buyers to review the Estimated Closing Statement and Funds Flow Memorandum; provided that if Buyers and Sellers fail to mutually agree upon revisions to the Estimated Closing Statement and/or the Funds Flow Memorandum on or prior to the Business Day prior to the Closing Date, then (x) no Buyer nor any Seller shall delay the Closing because of such failure and (y) the amounts set forth in the Estimated Closing Statement as determined by Sellers, without any adjustment (other than adjustments agreed to in writing by Sellers), shall be the amounts used in the determination of the Closing Cash Consideration. The agreement of the Parties to revisions to the Estimated Closing Statement and/or the Funds Flow Memorandum, or the failure of the Parties to agree to such revisions, shall not constitute a waiver or limitation of a Party’s rights and obligations pursuant to Section 1.4(b).

(b) Final Cash Consideration Adjustment Procedures.

(i) Delivery of the Post-Closing Statement. No later than 90 days after the Closing Date, Buyers shall deliver to Sellers the Post-Closing Statement, together with supporting documentation used by Buyers in calculating the amounts set forth therein. The Parties agree that the purpose of the Post-Closing Statement is to measure variations in the components taken into consideration in determining the estimates included in the Closing Cash Consideration compared to the actual values to be included in the Final Cash Consideration, and, without limiting the generality of the foregoing, such process is not intended to permit the introduction of accounting principles, practices, methodologies and procedures that conflict with the Accounting Principles or the definitions set forth herein or .

(ii) Access to Information. From the Closing until the determination of the Final Closing Statement, Buyers and Seller Parent shall, and shall cause their Affiliates to, upon reasonable prior notice and subject to the execution of customary work paper access letters if requested by accountants of Buyers or the Companies or of Sellers: (A) provide the other Party and its authorized representatives with reasonable access during normal business hours to the facilities, books and records and work papers of the Companies or Sellers, as the case may be; and (B) cooperate with and assist the other Party and its authorized representatives in connection with the review of such materials, including by making available its employees, accountants and other personnel to the extent reasonably requested.

(iii) Notice of Objection. If Sellers have any objections to the Post-Closing Statement or any of the amounts included in the calculation of the Final Cash Consideration set forth therein, Sellers shall deliver to Buyers a written statement (a “Notice of Objection”) setting forth in reasonable detail the particulars of such disagreement (including the specific items in the Post-Closing Statement that are in dispute and the nature and amount of any disagreement so identified) not later than 30 days after its receipt of the Post-Closing Statement (such 30-day period, the “Review Period”). If Sellers deliver a Notice of Objection to Buyers within the Review Period, Sellers and Buyers shall work in good faith to resolve Sellers’ objections within the 30-day period following the delivery of the Notice of Objection. If Sellers fail to deliver a Notice of Objection within the Review Period, the Post-Closing Statement shall be deemed to have been accepted by Sellers and shall be deemed final, conclusive and binding upon all of the Parties and shall be deemed the Final Closing Statement and not subject to appeal.

(iv) Selection of the Accountant. In the event that Buyers and Sellers are unable to resolve in writing all of Sellers’ objections in the Notice of Objection within the 30-day period (or such longer period as may be agreed by Buyers and Sellers) following the delivery of such Notice of Objection, the resolution of all such unresolved items (“Disputed Items”) shall be submitted jointly by the Parties or by either Sellers or Buyers individually to BDO USA, LLP (or, if BDO USA, LLP is unwilling or unable to serve, such other independent accounting or valuation firm of recognized national standing in the United States, or if such unresolved items relate to German items, in Germany, as may be mutually selected by Buyers and Sellers) to resolve any remaining disagreements (such firm as is ultimately selected pursuant to the aforementioned procedures being the “Accountant”). Sellers and Buyers shall execute any agreement reasonably required by the Accountant for its engagement hereunder.

(v) Submission of Disputed Items. Buyers and Sellers shall each, promptly (but in any event within 10 Business Days, or such longer time as the Parties may agree) following the formal engagement of the Accountant, provide the Accountant (copying the other upon submission) with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items and upon receipt thereof, Sellers and Buyers shall each be entitled (no later than 10 Business Days following receipt of the other Party’s initial submission) to submit to the Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations and/or assertions set forth in such initial submission (which responses the Accountant shall promptly distribute to the other applicable Party). There shall be no ex parte communications between Sellers (or their representatives) or Buyers (or its representatives), on the one hand, and the Accountant, on the other hand, relating to the Disputed Items, and unless requested by the Accountant in writing, no Party may present any additional information or arguments to the Accountant, either orally or in writing.

(vi) Accountant’s Determination. The Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (the Parties shall use commercially reasonable efforts to cause the Accountant to complete its work within 45 days following the formal engagement of the Accountant). The Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses of Buyers, on the one hand, and Sellers, on the other hand, delivered pursuant to and in accordance with Section 1.4(b)(v) with respect to the Disputed Items, without independent investigation and in accordance with the Accounting Principles. In resolving any disputed amount in connection with its determination of the Final Cash Consideration, or any component thereof, the Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Party or less than the smallest value for such item claimed by either Party. The Parties agree that the determination of the Accountant with respect to any Disputed Items is not intended to permit the introduction of accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies that conflict with the Accounting Principles or the definitions set forth herein for the purposes of determining the Final Cash Consideration. The determination of the Accountant in accordance with this Section 1.4(b)(vi) shall be in writing setting forth its calculation of the Disputed Items, along with its analysis in reasonable detail and the basis and quantification for such final resolution and shall be binding and final for purposes of this Agreement, and enforceable in any court of competent jurisdiction, absent fraud or manifest error. The Post-Closing Statement resulting from the determinations with respect to the Disputed Items made by the Accountant in accordance with this Section 1.4(b)(vi) shall be deemed the Final Closing Statement.

(vii) Accountant’s Fees and Expenses. The Accountant shall allocate its costs and expenses between Buyers and Sellers based upon the percentage of the aggregate contested amount submitted to the Accountant that is ultimately awarded to Buyers, on the one hand, or Sellers, on the other hand, such that Buyers bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Sellers, and Sellers bear a percentage of such costs and expenses equal to the percentage of the contested amount awarded to Buyers. For illustrative purposes only, if the contested amount submitted to the Accountant is $1,000,000, and the Accountant determines that Buyers have a valid claim for $400,000 of the $1,000,000, Buyers shall bear sixty percent (60%) of the fees and expenses of the Accountant and Sellers shall bear the remaining forty percent (40%) of the fees and expenses of the Accountant. For the avoidance of doubt, the fees and disbursements of the representatives of each Party incurred in connection with the preparation or review of the Post-Closing Statement and any Notice of Objection, as well as any submissions and responses to the Accountant, as applicable, shall be borne by such Party.

(c) Post-Closing Adjustment Payments.

(i) Within five Business Days following the determination of the Final Closing Statement:

(A) if the Post-Closing Adjustment is a negative number, then Sellers shall pay to Buyers (for the credit of the applicable Buyer) an amount equal to the absolute value of the Post-Closing Adjustment;

(B) if the Post-Closing Adjustment is a positive number, then Buyers shall pay to Sellers the Post-Closing Adjustment amount; and

(C) neither Buyer nor Sellers shall have any payment or delivery obligation pursuant to this Section 1.4(c)(i) if the Post-Closing Adjustment is zero.

(ii) Any payment made pursuant to this Section 1.4 shall, for Tax purposes, be deemed to be an adjustment to the consideration payable to Sellers. Such amounts shall be paid, in immediately available funds, pursuant to the instructions previously delivered by Buyers or Sellers, as applicable.

(d) Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, the process set forth in this Section 1.4 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Final Cash Consideration.

Section 1.5 Withholding. The Closing Cash Consideration and any other payment under this Agreement will be paid free and clear of, and without deduction or withholding for, any Taxes, unless such deduction or withholding is required under applicable Law. If Buyers determine that any amount of the Closing Cash Consideration is subject to deduction or withholding for Taxes, Buyers shall use commercially reasonable efforts to promptly notify Sellers in writing of such determination. Sellers and Buyers shall cooperate, using commercially reasonable efforts to eliminate or reduce any such withholding or deduction to the extent permitted under Law. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.6 Value Added Tax. The Parties assume that the sale and transfer of the Interests and the Reverse Termination Fee are either not subject to VAT or exempt from VAT and will treat the transactions accordingly, in particular, in their VAT returns. No Party shall opt in favor of or shall waive any exemption from VAT with respect to any such transactions. To the extent any service contemplated in this Agreement is treated as subject to and not exempt from VAT due to a breach of any of the Sellers’ obligations under this Section 1.6, the consideration for such service (e.g., the Final Cash Consideration or the Reverse Termination Fee) shall be inclusive of VAT (i.e., Buyers shall not be obligated to an additional payment in the amount of the VAT due). If and to the extent that, contrary to the understanding of the Parties, the Reverse Termination Fee or the Final Cash Consideration are a consideration for a taxable and non-exempt supply or service for VAT purposes for any reason other than any Seller’s breach of any of their obligations under this Section 1.6, the respective Buyer shall upon receipt of a proper invoice that complies with applicable VAT law be obligated to pay an amount equal to such VAT to Sellers in addition to the Final Cash Consideration or Reverse Termination Fee respectively’ provided that such amount shall be payable only to the extent such VAT is not owed by the respective Buyer under the reverse charge regime; and provided further, with respect to the Reverse Termination Fee only if and to the extent the applicable Buyer or its Affiliate has actually recovered the respective input VAT from the competent Tax authorities.

Section 1.7 Purchase Price Allocation.

(a) The Parties agree to an allocation of purchase price such that item (a) in the definition of Closing Cash Consideration shall be allocated 70% to the BOG Interests and 30% to the BPS Interests (such percentage, the “Purchase Price Allocation Percentage”). Following the determination of the Final Closing Statement, Sellers and Buyers will cooperate in good faith to allocate the other items of the Closing Cash Consideration and the Post-Closing Adjustment between the BOG Interests and the BPS Interests in accordance with how such items and adjustments relate thereto, or if the relation of such item cannot be clearly traced to the BOG Interests or BPS Interests, in accordance with the Purchase Price Allocation Percentage. The final allocation of the purchase price between the BOG Interests and the BPS Interests so arrived at pursuant to the foregoing provisions of this Section 1.7(a) (the “Final Purchase Price Allocation”) shall be binding upon the Parties.

(b) The Final Purchase Price Allocation allocated to the BPS Interests pursuant to subsection (a) plus any other amounts properly taken into account as purchase price under the Code shall be allocated among the assets owned by BPS at the Closing, in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Buyer shall prepare and deliver to Sellers a proposed allocation for this purpose within ninety (90) days following the Closing Date (the “Draft BPS Allocation”). If Sellers do not deliver any comments to the Buyer within thirty (30) days of the date that the Buyer delivers the Draft BPS Allocation, the Draft BPS Allocation delivered to Sellers shall be the Final BPS Allocation (as defined below). If Sellers disagree with any item on the Draft BPS Allocation, Sellers may, within thirty (30) days after delivery of the Draft BPS Allocation, deliver a written notice to Buyer to such effect, specifying those items as to which Sellers disagree and setting forth Sellers’ proposed allocation of such items. The Sellers and Buyer shall use good faith efforts to resolve any dispute regarding the Draft BPS Allocation. If Buyer and Sellers are unable to resolve any such disputed items within thirty (30) days after Buyer’s receipt of Seller’s proposed changes, any remaining disputed items shall be submitted to the Accountant (in a manner similar to the procedures for the purchase price adjustment dispute as described in Section 1.4(b)) who shall determine such disputed items. The final allocation to any BPS assets as arrived at pursuant to the foregoing provisions of this Section 1.7(b) (the “Final BPS Allocation”) shall be binding upon the Parties for all applicable U.S. federal, state and local Tax purposes.

(c) The Parties agree to report the allocation of the purchase price in a manner consistent with the Final Purchase Price Allocation and the Final BPS Allocation, and agree to act consistently in the preparation and filing of all relevant Tax Returns.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding sections or subsections of Article II of the disclosure letter delivered to Buyers by Sellers prior to the Execution Date (the “Seller Disclosure Letter”), Sellers hereby represent and warrant to Buyers as of the Execution Date and as of the Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), as follows:

Section 2.1 Interests.

(a) BPS Seller is the sole record owner of the BPS Interests. BPS Seller has good, valid and marketable title to the BPS Interests, free and clear of all Liens (other than any restrictions on transfer solely arising under or relating to applicable securities Laws and Liens arising under or relating to this Agreement). Upon consummation of the Transactions, BPS Buyer will own all of the BPS Interests, free and clear of all Liens (other than any restrictions on transfer solely arising under or relating to applicable securities Laws or Liens placed thereon by Buyer or its Affiliates). The BPS Interests have been duly authorized and are validly issued, fully paid and non-assessable, were issued and granted in compliance with all applicable Law or pursuant to valid exemptions therefrom and constitute all the issued and outstanding equity interests in BPS. The BPS Interests are not certificated. As of the Closing, the amended and restated operating agreement of BPS contemplated by Section 1.3(a)(ii) has been duly executed and adopted by BPS.

(b) BOG Sellers are the sole record owners of the BOG Interests. BOG Sellers have good, valid and marketable title to the BOG Interests, free and clear of all Liens (other than any restrictions on transfer solely arising under or relating to applicable securities Laws and Liens arising under or relating to this Agreement or Liens placed thereon by Buyer or its Affiliates). Upon consummation of the Transactions, BOG Buyer will own all of the BOG Interests, free and clear of all Liens (other than any restrictions on transfer solely arising under or relating to applicable securities Laws). The BOG Interests have been duly authorized and are validly issued, fully paid and non-assessable (nicht nachschusspflichtig), were issued and granted in compliance with all applicable Law or pursuant to valid exemptions therefrom and constitute all the issued and outstanding equity interests in BOG. The BOG Interests are not certificated.

(c) There are no preemptive or other outstanding rights, options, phantom equity, equity appreciation rights, performance-based rights, profit participation, warrants, agreements, arrangements or commitments of any character under which any Seller is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, any Interests or any debt or equity securities or obligations exercisable or exchangeable for, or convertible into, any Interests, and no debt or equity securities or obligations evidencing such rights are authorized, issued or outstanding. All rights and powers to vote the BPS Interests and designate the members of its governing body are held exclusively by BPS Seller, and all rights and powers to vote the BOG Interests and designate the members of its governing body are held exclusively by BOG Sellers. Except for this Agreement and each Company’s Organizational Documents, no Seller is a party to any Contracts with respect to the voting, purchase, dividend rights, disposition or transfer of the equity interests of either Company, except for the DPLTA.

Section 2.2 Organization, Good Standing and Qualification.

(a) Each of Sellers and the Companies (i) is a legal entity duly organized, validly existing and in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of its jurisdiction of organization, incorporation or formation, (ii) has full requisite corporate or similar power and authority to own, pledge or dispose of its equity interests and to carry on its business as it has been, is presently and is proposed to be conducted and (iii) is duly authorized, licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets, rights or properties or the conduct of its business requires such authorization, licensing and qualification, except in the case of clause (ii) or (iii) where the failure to be so authorized, licensed, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to be material to the Companies or the Business, in either case, taken as a whole.

(b) Section 2.2(b) of the Seller Disclosure Letter sets forth each jurisdiction in which each Company and the Business (i) is authorized, licensed or qualified to do business or has employees or facilities or (ii) has conducted its business or operations during the previous three (3) years.

(c) Sellers have made available to Buyers complete and correct copies of each Company’s limited liability company agreement or comparable governing documents, each as amended as of the Execution Date (“Organizational Documents”), and (i) each as so delivered is in full force and effect and (ii) neither Company is in violation of any of its Organizational Documents in any material respect.

(d) Section 2.2(d) of the Seller Disclosure Letter sets forth a correct and complete list of the officers and directors of each Company as of the Execution Date.

(e) Neither Company (i) has, or to the Knowledge of Sellers has ever had, any Subsidiaries, (ii) owns, or to the Knowledge of Sellers has ever owned, directly or indirectly, any capital stock, membership interest or other equity interests in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any Person or (iii) has, or to the Knowledge of Sellers has ever had, any direct or indirect equity or ownership interest in any business. Neither Company is a member of or participant in any partnership, joint venture or similar Person.

Section 2.3 Authority; Approval. Each Seller has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements and other agreements and instruments contemplated hereby to which it is a party and consummate the

Transactions (including all power and authority to sell and transfer all of its Interests as provided by this Agreement). This Agreement has been, and each of the Ancillary Agreements and other agreements and instruments contemplated hereby will be at Closing, duly executed and delivered by each Seller and, when executed and delivered by Buyers and the other parties hereto and thereto, will constitute a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 2.4 Governmental Filings; No Violations.

(a) Other than the expirations of waiting periods and the filings, notices, reports and Permits (i) under the HSR Act (ii) required by such Governmental Entities as set forth on Section 2.4(a) of the Seller Disclosure Letter (the “Approvals”) or (iii) as may be required with respect to any state-level Material Permits, no notices, reports or other filings are required to be made by any Seller or Company with, nor are any Permits required to be obtained by any Seller or Company from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by any Seller or Company and the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance by Sellers of this Agreement do not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of or default (with or without notice, lapse of time or both) under, or give rise to any consent right, right of termination, loss of rights, adverse modification of provisions, requirement to deliver a notice, cancellation or acceleration of any obligations under (i) any provision of such Company’s Organizational Documents, (ii) any Material Contract, lease or insurance policy binding upon such Company, (iii) result in the imposition of a Lien on any Transferred Assets or (iv) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 2.4(a) and Section 4.3(a), any Material Permit or Law to which such Company is subject except, in the case of clauses (ii) through (iv) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Companies, in either case, taken as a whole, or prevent, materially delay or materially impair the consummation of the Transactions.

Section 2.5 Financial Reports; Internal Controls.

(a) Sellers have delivered to Buyers correct and complete copies of the (i)unaudited balance sheet information of the Business as of December 31, 2021, and the related statement of profit and loss of the Business for the 12-month period then ended, and (ii) unaudited balance sheet information of the Business as of December 31, 2022 (the “Balance Sheet”), and the related statement of profit and loss for the 12-month period then ended and (iii)

the unaudited balance sheet information of the Business as of March 31, 2023, and the related statement of profit and loss of the Business for the three (3) month period then ended (the “March 31, 2023 Financial Reports” and (i) and (ii) and (iii), collectively, the “Financial Reports”), which are included in Section 2.5 of the Seller Disclosure Letter.

(b) The Financial Reports have been prepared in accordance with the books and records of Seller Parent and its Affiliates and fairly present, in all material respects, the consolidated financial position and results of operations of the Business as of the respective dates thereof and for the respective periods indicated therein. The Financial Reports were prepared in all material respects in accordance with GAAP, except as disclosed on Section 2.5 of the Disclosure Schedule.

(c) The Audited Financial Statements, when delivered in accordance with Section 4.32, do not materially differ to the Financial Reports.

(d) When delivered pursuant to Section 4.32, the Audited Financial Statements will have been prepared in accordance with GAAP, consistently applied based on the historic practices and accounting policies of the Seller Parent (to the extent compliant with GAAP), as at the dates and for the periods presented (except as noted therein), and present fairly in all material respects, the consolidated financial position and results of operations of the Business as of the dates and for the periods presented on the basis by which the Audited Financial Statements were prepared (it being understood, however, that the Business has not been operating historically as a separate “standalone” entity or reporting segment and, therefore, the Audited Financial Statements will reflect certain allocations made that may not reflect what would have been incurred if the Business had been a standalone business).

(e) Seller Parent maintains, in respect of the Business, (i) books and records reflecting its assets and liabilities that are accurate in all material respects and (ii) adequate and effective internal accounting controls which have been designed to provide reasonable assurance that (A) the control objectives have minimized and minimize the risk of material financial misstatement, (B) all material information concerning the Business is made known on a timely basis to the individuals responsible for the preparation of the Financial Reports, (C) access to the material properties and material assets of the Business is permitted only in accordance with authorization of management of the Companies, (D) all material transactions are executed with authorization of management of the Companies and accurately recorded in the correct period as necessary to permit the preparation of the Financial Reports and (E) the recorded accountability for material items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(f) Since January 1, 2020, no employee of Sellers or either Company or, to the Knowledge of Sellers, external auditor, external accountant or similar authorized Representative of Sellers or either Company, has received any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Business or its respective internal accounting controls, including any material complaint, allegation or claim that Sellers or either Company has engaged in questionable accounting or auditing practices.

(g) All accounts receivable reflected on the Balance Sheet represent bona fide, current and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The allowance for collection losses on the Balance Sheet was established in the ordinary course of business.

(h) Notwithstanding the foregoing, the Financial Reports and the representations and warranties in clauses (a) and (b) of this Section 2.5 are qualified by the fact that (i) the Business has not operated on a separate standalone basis and historically has not been separately reported within Seller Parent’s and its Affiliates’ consolidated financial statements, (ii) the Financial Reports were prepared solely for purposes of this Agreement, in whole or in part at Sellers’ consolidated materiality level, and do not include all of the assets, liabilities, shared services, overhead and other costs necessary for the Business to operate as a separate stand-alone business or entity, (iii) the Financial Reports are not necessarily indicative of what the results of operations and financial position and cash flows of the Business will be in the future and (iv) the Financial Reports may be subject to the absence of any normal and recurring year-end adjustments, that, individually or in the aggregate, would not be material to the Business, taken as a whole.

Section 2.6 Absence of Certain Changes.

(a) From December 31, 2022 to the Execution Date, (i) the Business has been conducted in the ordinary course of business consistent with past practice in all material respects (except for actions related to this Agreement or in response to any COVID-19 Measures or otherwise to protect the health and safety of the employees of the Business) and (ii) there has not been any Material Adverse Effect.

(b) From January 1, 2023 to the Execution Date, there has not been any action or event that would have required Buyers’ consent pursuant to clauses (a)(B)(iii) through (viii), (x), and (xv) through (xviii) of Section 4.1 had such action or event occurred after the Execution Date.

Section 2.7 No Undisclosed Liabilities. Other than Excluded Liabilities, there are no liabilities (including any off-balance sheet Liabilities) of the Business other than liabilities that (a) have been specifically stated and adequately reserved against or reflected in the March 31, 2023 Financial Reports, (b) were incurred since March 31, 2023 in the ordinary course of business consistent with past practice (none of which is a liability resulting from breach of contract, breach of warranty, tort, infringement or misappropriation), and are not, individually or in the aggregate, material to the Business, taken as a whole, (c) are Permitted Liens or relate to any Excluded Assets or (d) have been incurred pursuant to this Agreement or in connection with the Transactions.

Section 2.8 Litigation.

(a) Other than Excluded Liabilities, since January 1, 2020, there have not been any Actions pending or, to the Knowledge of Sellers, threatened against either Company, the Sellers (solely in relation to the Companies or the Business) or the Business (nor has any Governmental Entity indicated an intention to initiate an Action) that (a) relate to the Interests,

(b) would, if adversely determined, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, or (c) challenge or seek to prevent, enjoin or otherwise materially delay the Transactions, and, to the Knowledge of Sellers, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor.

(b) Since January 1, 2020, neither Company has been a party to or subject to, and the Business is not subject to, the provisions of any Order which has had, or would, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 2.9 Employee Benefits.

(a) Section 2.9(a) of the Seller Disclosure Letter sets forth a correct and complete list of each material Benefit Plan and separately identifies all Transferred Benefit Plans. With respect to each material Benefit Plan (which shall include each Transferred Benefit Plan), Sellers have made available to Buyers, to the extent applicable, correct and complete copies of (i) the Benefit Plan document, including any amendments or modifications thereto, and all summary plan descriptions or, for Benefit Plans other than Transferred Benefit Plans, a written description of the material terms of such Benefit Plan, (ii) any material correspondence to or from any Governmental Entity received since January 1, 2020, (iii) the most recent IRS determination letter or in the case of a Benefit Plan maintained for the benefit of Business Employees outside the United States that is capable of formal approval or qualification, customary evidence of its qualification, (iv) any related trust agreement or other funding or insurance instrument and (v) the most recently prepared actuarial reports and financial statements.

(b) With respect to each Benefit Plan (including any related trusts) (i) such Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions, distributions, reimbursements, premium payments or other comparable amounts payable by the applicable Company with respect to each Benefit Plan in respect of current or prior plan years have been paid in all material respects or accrued in accordance with GAAP, (iii) there are no material claims (other than routine claims for benefits), audits, investigations or proceedings pending or, to the Knowledge of Sellers, threatened in writing by a Governmental Entity by, on behalf of or against any Transferred Benefit Plan that would reasonably be expected to result in a material Liability to any of Buyers or any of their Affiliates (including the Companies), (iv) the amounts of pension payments (Höhe der Versorgungsleistungen) in respect of each pension commitment and pension scheme operated by BOG, as applicable, have been adjusted, through the date hereof, on an ongoing basis as legally required, and there are no additional adjustment requirements (Anpassungsbedarf) with respect to such arrangements, and (v) none of the pension funds and support funds made use of by BOG has, in relation to any pension commitment made by and pension scheme operated by BOG, reduced or announced to reduce its pension payments, or requested or announced to request additional contributions to avoid a reduction of current or future pension payments, and none of the Sellers is aware of any underfunding or other information that could cause such pension funds or supports funds to reduce the pension payments or request additional contributions to avoid a reduction of current or future pension payments.

(c) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Knowledge of Sellers, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Benefit Plan.

(d) None of the Companies nor any ERISA Affiliate has maintained, established, sponsored, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or Liability (including any contingent liability) since January 1, 2020 under, (i) any Multiemployer Plan, (ii) a multiple employer plan (as defined in Section 210 of ERISA) (iii) a “multiple employer welfare arrangement” (as defined in 3(40) of ERISA) or (iv) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA. For the avoidance of doubt, this Section 2.9(d) only applies to Benefit Plans governed by United States law.

(e) Each Transferred Benefit Plan that is subject to the Laws of a jurisdiction outside the United States (each a “Non-US Benefit Plan”), (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Entities and to the Knowledge of Sellers, no circumstances exist as of the Execution Date that would reasonably result in the loss of the good standing of such Non-US Benefit Plan and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-US Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles and the Financial Reports accurately reflect the Liabilities under each such Non-US Benefit Plan.

(f) None of the Companies nor any ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) nor engaged in a breach of fiduciary duty (as determined under ERISA) which could reasonably be expected to subject either Buyer or either of the Companies to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(g) None of the Companies has any obligation to provide (whether under a Benefit Plan or otherwise) health, accident, disability, life or other welfare or insurance benefits to any Non-German Transferred Business Employees or Former Non-German Business Employees (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Non-German Transferred Business Employee, other than health continuation coverage pursuant to Section 4980B of the Code or any similar Law the full cost of which is borne any Non-German Transferred Business Employees or Former Non-German Business Employees (or any of their beneficiaries).

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Business Employee to severance pay or any material increase in severance pay, (ii) accelerate the time of payment, funding or vesting, or materially increase the amount or value of any compensation, benefits or other property due to any such Business Employee, Former Business Employee, or Service Provider or due under any Benefit Plan, (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Benefit Plan on or following the Closing or (iv) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code or (v) increase notice periods for the termination of Business Employees.

(i) Each Non-German Transferred Benefit Plan that is a “non-qualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in material compliance with Section 409A of the Code and the Treasury Regulations and other official guidance promulgated thereunder. None of the Companies has any obligation to gross up, indemnify or otherwise reimburse any Business Employees, Former Business Employees, or current or former Service Providers for any excise Taxes, interest or penalties incurred pursuant to Section 4999, Section 105(h), or Section 409A of the Code.

(j) Each Benefit Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”) (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder (collectively, with PPACA and HCERA, the “Healthcare Reform Laws”) and (ii) has been in compliance in all material respects with all applicable Healthcare Reform Laws since January 1, 2020. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject either Buyer or any of their Affiliates (including the Companies), to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the Healthcare Reform Laws.

Section 2.10 Employees; Labor Matters.

(a) Section 2.10(a) of the Seller Disclosure Letter contains an anonymized list of all Business Employees, including the members of the Companies’ management, stating the engaging entity, the employee’s date of employment, fixed salary, maximum potential variable compensation (including any equity-related compensation), any company pension and similar entitlements, termination notice period and special status (e.g. time limitation of the service or employment contract, parental leave, disability, membership in a works council, part-time). No Key Employee has given notice of termination of his/her employment or service relationship as of the Execution Date or announced that he/she intends to give notice of termination of his/her employment relationship. As of the Execution Date, BOG has not given notice of termination of employment to any of its Key Employees.

(b) The material terms and conditions of the employment or service agreements of the Business Employees do not deviate in any material respect from the principal terms and conditions of the standard employment or service agreement disclosed to Buyers.

(c) Whenever any of the Companies or the Business has made use of any temporary agency workers (Leiharbeitnehmer), the temporary agency employing the temporary agency worker was in possession of the required public permit pursuant to sec. 1 German Employee Leasing Act (AÜG) and all other regulations of the German Employee Leasing Act were complied with in all material respects. The Companies have not hired out (within the meaning of the regulations of the German Act on Temporary Employment Work) any employees to the Sellers or any of its Affiliates or any other third party.

(d) Section 2.10(d) of the Seller Disclosure Letter sets forth an accurate and complete list of all memberships of the Companies and the Business in any employers’ association (Arbeitgeberverband), any collective bargaining agreement (Tarifvertrag), works agreement (Betriebsvereinbarung), reconciliation of interests (Interessenausgleich), social plan (Sozialplan) or other agreement with a labor union, works council (Betriebsrat) or like organization that the Companies, Sellers or any of their Affiliates are a party to or otherwise bound by with respect to any Business Employees (collectively, the “Labor Agreements”). Since January 1, 2020 to the Execution Date, there have been no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Business Employees.

(e) Sellers have made available to Buyers accurate and complete copies of each Labor Agreement listed on Section 2.10(a) of the Seller Disclosure Letter. Sellers and their Affiliates are in compliance with all notification and bargaining obligations pursuant to any Labor Agreements arising in connection with the Transaction. The execution and delivery of this Agreement does not require Sellers, the Companies or Buyers, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency, with respect to any Business Employee.

(f) The Companies and the Business are not bound by any agreement or commitment imposing any restrictions as to the closure, downsizing, dismissals or other restructuring affecting the workforce (including site or employment guarantees), other than as may be contemplated or required by the Pre-Closing Reorganization.

(g) Since January 1, 2020, no short-time working scheme is in effect, or has been in effect.

(h) Since January 1, 2020, there have been no (i) strikes, lockouts, slowdowns, work stoppages, picketing or walkouts or (ii) unfair labor practice charges filed by a Governmental Entity or other material labor disputes, complaints, claims, proceedings, suits, arbitrations or grievances, in each case pending or, to the Knowledge of Sellers, threatened in writing against the Companies or the Business relating to any labor or employment laws or alleging breach of any express or implied contract of employment, wrongful termination or other discriminatory, wrongful or tortious conduct in connection with the employment relationship before or by any Governmental Entity or brought by any other Person.

(i) (i) Each of the Companies, Sellers and their Affiliates, in respect of the Business Employees, is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices and terms and conditions of employment (including, without limitation, with respect to employment eligibility, employee classification and immigration) and (ii) neither Sellers nor the Companies are delinquent in payments in any material amount to any of the Business Employees for any wages, salaries, overtime, commissions, bonuses, social security contributions, Taxes, benefits (reported or unreported to any Governmental Entity, statutory or contractual) or other direct compensation or rights accrued for any services performed by them or amounts required to be reimbursed to such Business Employees or in payments owed upon any termination of the employment of any Business Employees.

(j) Since January 1, 2020, none of the Companies have effectuated (i) a “plant closing” (as defined in the WARN Act or any similar term under any analogous applicable Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Companies or (ii) a “mass layoff” (as defined in the WARN Act, or any analogous applicable Law) affecting any site of employment or facility of the Companies, and none of the Companies have been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of the WARN Act.

(k) To the Knowledge of Sellers (i) no allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation have been made to Sellers or the Companies against or in respect of any Key Employee and (ii) none of Sellers or the Companies has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by Key Employees.

Section 2.11 Compliance with Laws; Licenses.

(a) Since January 1, 2020, the Business has not been and is not being, conducted in violation of any Laws, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. None of the Companies, Sellers or their Affiliates has received any written communication since January 1, 2020, alleging any material noncompliance with respect to the Business with any such Laws, and no investigation by any Governmental Entity regarding a material violation of any such Law is pending or, to the Knowledge of Sellers, threatened.

(b) Section 2.11(b) of the Seller Disclosure Letter sets forth a correct and complete list of all material Permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and Orders necessary to conduct the Business as of the Execution Date (“Material Permits”). Each Company has obtained and is, and since January 1, 2020, has been, in compliance with all Material Permits in all material respects, and such Material Permits are valid and in full force and effect and sufficient for the operations of the Business as currently conducted. Each Company maintains in good standing all records required to be maintained to be in compliance with applicable Healthcare Laws in all material respects. To the Knowledge of Sellers, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension or limitation of any of Material Permits, except as would not individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. All fees payable to a Governmental Entity in respect of Material Permits have been timely paid, except as would not individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(c) Since January 1, 2020, none of the Sellers, the Companies or any of their respective Affiliates have received written, or to the Knowledge of Sellers, verbal notice from any Governmental Entity of any violation or alleged violation by the Companies of any Material Permit or of any actual or possible revocation, withdrawal, rescission, suspension, cancellation, termination, refusal to renew or modification of any Material Permit. No event has occurred or, to the Knowledge of Sellers, no circumstance exists that (with or without the lapse of time or the giving of notice) would reasonably be expected to constitute or result in the Sellers’, the Companies’ or their respective Affiliates (as applicable) material violation of or material failure to comply with any such Material Permit, or that would reasonably be expected to result in any revocation, cancellation, recission, suspension, loss, expiration, or termination of any such Material Permit, other than expiration of any such Material Permit in accordance with the terms thereof. To the Knowledge of Sellers, any necessary and required material updates, changes, corrections, or modifications to, or material notifications, submissions, filings, or information required by, any Material Permits have been submitted to the relevant Governmental Entity.

Section 2.12 Anti-Corruption; Anti-Money Laundering; Trade Compliance.

(a) In the last six (6) years, none of the Companies or the Business, any director or officer nor, to the Knowledge of Sellers, employee, agent, or other Person acting on behalf of the Companies or the Business:

(i) has offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, in violation of, nor has otherwise violated, any Anti-Corruption Laws; nor

(ii) is a Sanctioned Party nor has engaged in, nor is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Party, nor has otherwise violated Sanctions.

(b) In the last six (6) years, none of the Companies or the Business has engaged in, nor is now engaged in, any dealings or transactions with or, to the Knowledge of Sellers, for the benefit of any Person located, organized, or ordinarily resident in any Sanctioned Country.

(c) In the last six (6) years, none of the Companies or the Business has violated or is in violation of any Anti-Money Laundering Law.

(d) Since January 1, 2020, the Companies and the Business have obtained export licenses and permissions as required by, and otherwise have operated, and are presently, in compliance with the Export Control Laws.

(e) None of the Companies or the Business is party to any actual or, to the Knowledge of the Sellers, threatened Action or outstanding enforcement action relating to any breach or suspected breach of Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions, or Export Control Laws.

Section 2.13 Material Contracts.

(a) Section 2.13(a) of the Seller Disclosure Letter sets forth a correct and complete list of each of the following Contracts, except for any Benefit Plan, to which any of Sellers or any of their Affiliates is a party in respect of the Business (other than with respect to Excluded Contracts) or either Company is a party (other than with respect to Excluded Contracts) or by which any of the Business’s assets or properties are bound (each Contract required to be so listed, a “Material Contract”):

(i) any Lease or Contract related to the acquisition or disposition or right of access of Owned Real Property;

(ii) each Contract (or group of related Contracts with respect to a single transaction or series of related transactions) that is not terminable on less than 90 days’ notice (without a monetary penalty) and involves future payments, other residual liability, performance or services or delivery of goods or materials to or by the Business of any amount or value reasonably expected to exceed $7,000,000 in any future 12-month period;

(iii) each Contract pursuant to which any third Person has granted any license or other right (including by means of covenants not to sue or non-assertion agreements) to Sellers or their Affiliates under any Intellectual Property Rights that are material to the Business, other than Contracts (A) with annual fees of less than $2,000,000 per annum (or $6,000,000 during the term of the Contract if fees are not determined on an annual basis), (B) for software or IT Assets licensed on a non-exclusive basis that are generally commercially available, or (C) licenses or other rights granted to Sellers or their Affiliates by customers in the ordinary course of business for the purpose of permitting Seller and its Affiliates (as applicable) to provide the applicable products or services to such customers;

(iv) each Contract pursuant to which Sellers or their Affiliates have granted any license or other right (including by means of covenants not to sue or non-assertion agreements) under any Transferred Intellectual Property to any third Person where such license or other right is material to the Business, other than non-exclusive licenses or other non-exclusive rights granted to customers and service providers of the Business in the ordinary course of business;

(v) any partnership agreement, limited liability agreement and affiliation agreement, and any other Contract that creates a strategic alliance, joint venture, joint development or similar arrangement;

(vi) each Contract entered into at any time since January 1, 2018 pursuant to which either Company or any of Sellers and their Affiliates in respect of the Business acquired another operating business, or any equity securities or a material portion of the assets of another Person under which either Company or the Business has ongoing rights or obligations;

(vii) each Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which either Company or the Business could be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business of any Person;

(viii) each Contract that prohibits the payment of dividends or distributions in respect of the capital stock, membership interests, partnership interests or other equity interests of either Company, the pledging of the membership interests or other equity interests of either Company or the incurrence of indebtedness by either Company;

(ix) each Contract that (A) imposes a material restriction on (x) the geographies or lines of business in which either Company or the Business may operate, including by materially limiting the ability to sell any particular services or products to any Persons (other than license or similar agreements entered into in the ordinary course of business) or (y) either Company or the Business’s ability to solicit any customers or individuals for employment, (B) contains certain exclusivity obligations or similar restrictions binding on either Company or the Business or that would be binding on either Company or the Business after Closing, (C) pursuant to which the Business provides or receives any material pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers, including agreements containing “most favored nation” provisions or (D) contains “take or pay” or similar obligations binding on the Companies or the Business;

(x) any broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, reseller, market research, marketing consulting or advertising Contract;

(xi) each (A) Contract creating indebtedness for borrowed money or guaranteeing any indebtedness for borrowed money and (B) outstanding letter of credit, surety bond, guarantee, advance payment guarantee and other similar Contract entered into by or on behalf of or for the benefit of the Business or either Company, or for which either Company is the account party;

(xii) each Contract involving a remaining commitment by either Company or any of the Sellers or their Affiliates in respect of the Business to pay any single capital expenditure in excess of $2,500,000 or series of capital expenditures in excess of $10,000,000 in the aggregate;

(xiii) any Contract to which a Governmental Entity is a party;

(xiv) any Contract involving any resolution or settlement of any actual or threatened Actions or disputes with a value in excess of $1,000,000 or that provides for any injunctive or other non-monetary obligations (other than customary confidentiality, release and non-disparagement obligations);

(xv) any Labor Agreement;

(xvi) each Contract with a Material Customer or Material Supplier;

(xvii) any hedging, swap, derivative or similar Contract;

(xviii) any Contract between or among a Company, on the one hand, and a Seller or any Affiliate of a Seller (other than a Company), on the other hand; and

(xix) (A) each Business Guarantee and (B) each Retained Business Guarantee.

(b) Sellers have made available to Buyers correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Except for expirations, including any non-renewals, in the ordinary course of business consistent with past practice and in accordance with the terms of such Material Contracts as in effect on the Execution Date, each Material Contract is valid, binding and enforceable against Sellers, their Affiliates or the Companies, as the case may be, and, to the Knowledge of Sellers, each other party thereto, and is in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. There is no material breach or violation of, or default under, any such Material Contract by Sellers, their Affiliates or the Companies or, to the Knowledge of Sellers, any counterparty thereto, and no event has occurred that, with or without the lapse of time or the giving of notice or both, would constitute a material breach or default thereunder by Sellers, their Affiliates or the Companies or would permit or cause the termination, acceleration, modification, except as would not be material to the Business, taken as a whole. To the Knowledge of Sellers, as of the Execution Date, no counterparty under a Material Contract has provided any notice of any intention to terminate or seek renegotiation of any Material Contract.

Section 2.14 Customers and Suppliers.

(a) Section 2.14(a) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of the top 15 third-party customers (by revenue) of the Business, taken as a whole, for the twelve (12) month period prior to March 31, 2023 (collectively, the “Material Customers”) and the aggregate amount of consideration paid to the Business by each Material Customer during such twelve (12) month period. During the twelve (12) months prior to March 31, 2023, no Seller nor any of their Affiliates (including the Companies) has received any written notice, or, to the Knowledge of Sellers, oral notice, from any Material Customer indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Business.

(b) Section 2.14(b) of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of the top 15 third-party suppliers and service providers (by revenue) of the Business, taken as a whole, for the twelve (12) month period prior to March 31, 2023 (collectively, the “Material Suppliers”) and the amount of consideration paid to each Material Supplier by the Business during such period. During the twelve (12) months prior to March 31, 2023, no Seller nor any of its Affiliates (including the Companies) has received any written notice, or, to the Knowledge of Sellers, oral notice, from any Material Supplier indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Business.

Section 2.15 Real Property.

(a) Section 2.15(a) of the Seller Disclosure Letter sets forth a correct and complete list of all real property owned (i) by the Companies, other than the Bielefeld Real Property, or (ii) by Sellers or their Affiliates that is primarily used in connection with the operation of the Business, together with the street address, city, state, country (the real property required to be set forth on Section 2.15(a) of the Seller Disclosure Letter collectively, the “Owned Real Property”). Except as (i) shown in the respective land register (Grundbuch) or (ii) in any such case as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, (i) the Companies or Sellers or their Affiliates, as applicable, have good, valid and marketable title to the Owned Real Property, free and clear of all Liens except for Permitted Liens and (ii) none of the Companies, Sellers or their Affiliates, as applicable, has granted any outstanding options or rights of first refusal to purchase any Owned Real Property, or any portion of any Owned Real Property or interest therein.

(b) To the Knowledge of Sellers, there are no existing, pending or threatened condemnation proceedings or similar actions relating to the Sellers or any part of the Owned Real Property. No Person other than the applicable fee owner of each Owned Real Property has any possessory or leasehold interest in the Owned Real Property or right to occupy the same.

(c) (i) There are no violations of any zoning ordinances, building codes or other governmental or regulatory laws affecting the Owned Real Property in any material respect or, to the Knowledge of Sellers, planned material changes in any zoning ordinances or building codes or other governmental or regulatory laws that would affect the Owned Real Property and (ii) to the Knowledge of Sellers, there are no planned or commenced public improvements related to the Owned Real Property that may result in material special assessments against any part of the Owned Real Property.

(d) The Companies, Sellers or their Affiliates (as applicable) have obtained all material Permits necessary for the present use and operation of each part of the Owned Real Property and the uses being made of such Owned Real Property are in conformity in all material respects with the certificate of occupancy and/or Permits for such property, and any other material restrictions, covenants or conditions affecting such Owned Real Property.

(e) The buildings and improvements on the Owned Real Property are in all material respects in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, except as may be addressed in the plans underlying the Capex Budget. There are no physical conditions or defects on any part of the Owned Real Property that would materially impair or would be reasonably expected to materially impair the continued operation of the Business as presently conducted at each such Owned Real Property. Since January 1, 2020, there have been no material casualties affecting the Owned Real Property and or open insurance claims or settlements with respect thereto and there are no planned or required substantial capital expenditure in relation to the Owned Real Property other than as set forth in the Capex Budget.

(f) Each part of the Owned Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation, use and occupancy of such Owned Real Property as currently operated and used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Companies or to the Business, in either case, taken as a whole.

(g) There are no contractual rights of first refusal, options to purchase, purchase agreements, contracts for deed or installment sale agreements in effect with respect to all or any material part of the Owned Real Property.

(h) Section 2.15(h) of the Seller Disclosure Letter sets forth a true, correct and complete list, as of the Execution Date, of all real property leased or subleased to the Companies, Sellers or their Affiliates that are used primarily in connection with the operation of the Business (the real property required to be set forth on Section 2.15(h) of the Seller Disclosure Letter collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) and a list of all leases (the “Leases”) entered into by the Companies, Sellers or their Affiliates with respect to the Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Companies or to the Business, in either case, taken as a whole, the Companies, Sellers or their Affiliates have a valid and enforceable leasehold interest in all Leased Real Property and each Lease is in full force and effect and a valid and binding obligation of such Company, Seller or Affiliate and to the Knowledge of Sellers, the other parties thereto, free and clear of all Liens, except Permitted Liens. There exists no material default or event of default on the part of the Companies, Sellers or their Affiliates and the Companies, Sellers or their Affiliates have not received written notice of any existing material defaults by such Company, Seller or Affiliate, or, to the Knowledge of Sellers, any other party thereto, under the Leases, and to the Knowledge of Sellers, there are no existing, pending or threatened condemnation proceedings or similar actions or casualties relating to any material part of such Leased Real Property.

Section 2.16 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole:

(a) each Company, the operation of the Business and the ownership and operation of the Transferred Assets has for the past three (3) years been in compliance with any applicable Environmental Laws;

(b) each Company and the Business is in possession of, and for the past three (3) years has been in compliance with, all Permits required for the operation of the Business as presently conducted and the Transferred Assets pursuant to applicable Environmental Laws, such Permits are in full force and effect, all applications as necessary for renewal of such Permits have been timely filed;

(c) the Companies, Sellers and their Affiliates have not received from any Governmental Entity any written notice of any noncompliance with or violation of any Environmental Law or Permit with respect to the Business or any of the Transferred Assets or Assumed Liabilities, the substance of which has not been fully resolved;

(d) there has been no Release of any Hazardous Substances, whether on or off any Real Property or the Transferred Assets or any other property currently or formerly operated by the Companies, Sellers or their Affiliates in connection with the Business requiring any investigation, removal, remedial or cleanup actions by the Companies, Sellers or their Affiliates pursuant to any applicable Environmental Law;

(e) no Action or information request is pending or threatened in writing against the Companies or the Business or with respect to the Transferred Assets or Assumed Liabilities under any Environmental Law or arising from the Release or presence of or exposure to Hazardous Substances;

(f) none of the Companies, Sellers or their Affiliates is a party to or subject to the provisions of any Order pursuant to Environmental Law with respect to the Business, the Transferred Assets or the Assumed Liabilities;

(g) no Liens pursuant to Environmental Laws have been or are imposed on the owned Real Property and, to the Knowledge of Seller, no such Liens have been threatened;

(h) none of the Companies, Sellers or their Affiliates has assumed by Contract any Liabilities or obligations pursuant to Environmental Laws with respect to the Business, the Transferred Assets or the Assumed Liabilities; and

(i) Sellers have delivered to, or have otherwise made available for inspection by Buyers, all material written environmental assessments, audits, reports and studies in the possession of the Companies, Sellers or their Affiliates in each case with respect to the Business or the Transferred Assets.

Section 2.17 Taxes.

(a) All income and other material Tax Returns required to have been filed by or with respect to each Company, the Business and the Transferred Assets have been duly and timely filed (within any applicable extension periods). Such Tax Returns are true, correct, and complete in all material respects. All material Taxes (whether or not reflected on such Tax Returns) required under applicable Law to be paid by or with respect to each Company, the Business and the Transferred Assets have been timely paid.

(b) Each Company has, in accordance with all Tax withholding, employment, social security, and other similar provisions of Law, (i) timely and properly withheld and paid all material Taxes required to be withheld and paid and (ii) materially complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c) There are no Liens for Taxes upon the Interests or Transferred Assets other than Permitted Liens.

(d) Neither Company conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise subject to taxation, in each case, in any jurisdiction other than the jurisdiction of its formation. Since May 7, 2017, no written claim has ever been made by a Tax authority in any jurisdiction where any Company does not file Tax Returns that such Company is required to file Tax Returns in such jurisdiction.

(e) No audit or other examination of any Tax Return of any Company is presently in progress, nor has any Company been notified of any request for such an audit or other examination.

(f) Neither Company has waived any statute of limitations (and no request for any such waiver or consent is pending) with respect to Taxes or agreed to any extension of the period for assessment or collection of any Taxes or deficiencies, which waiver or extension has continuing effect.

(g) Neither Company (i) has any liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of the state, or local Tax Law of the United States), or as part of a German fiscal unity, or (ii) has been a member of an affiliated group filing consolidated income or franchise Tax Returns (except in each case of (i) and (ii), for a group of which a Seller (or an Affiliate thereof) is the common parent); or (iii) has any liability of the Taxes of another Person by Contract (other than any commercial or employment Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or as successor or transferee, except a Person who is the Seller or an Affiliate of the Seller or by reason of the transactions contemplated by this Agreement.

(h) Neither Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income Tax Law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law) or (E) a change in the method of accounting for a period ending prior to or including the Closing Date.

(i) To the Knowledge of Sellers, BOG will not be required to include any material item of income in, or exclude any material item of deduction from, the taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any extraordinary write-down of any asset, (ii) the booking of any tax-free reserve or deduction from the Tax book value of assets (e.g. pursuant to § 6b German Income Tax Act), or (iii) any other similar measure.

(j) BOG will not be required to make any withholding or include any material item of income in, or exclude any material item of deduction from, the taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of or in connection with any intercompany receivables resulting from the “Berger tax audits” (i.e. the tax audits for BOG for the fiscal years 2002 through 2011) in the amount of EUR 5,234,702.

(k) Neither Company is or will be subject to any watching, holding or blocking periods (Halte- oder Sperrfristen), e.g. according to Section 22 German Reorganization Tax Act or Section 6a German RETT Act, that are still applicable after the Closing Date.

(l) Each Company is in compliance in all material respects with all applicable transfer pricing Laws, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodologies.

(m) Each Company has been an entity disregarded as an entity separate from its owner since its formation for U.S. federal income Tax purposes and for applicable state and local Tax purposes.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in Section 2.9 (to the extent it relates to Tax matters), Section 2.10 (to the extent it relates to Tax and this Section 2.17 are the only representations and warranties being made by Sellers with respect to Taxes. Furthermore, notwithstanding anything to the contrary set forth in this Agreement, no representation or warranty is made regarding the amount or the availability, in respect of any taxable period (or portion thereof) beginning after Closing, of any Tax attribute or Tax asset of the Business, including any net operating loss, net capital loss, any Tax basis in assets, any Tax credit, or any other similar item.

Section 2.18 Intellectual Property; Information Technology.

(a) Section 2.18(a) of the Seller Disclosure Letter contains a complete and accurate list of all Intellectual Property Rights registrations and applications that are included in the Transferred Intellectual Property (collectively, “Registered IP”). Each item of Registered IP is subsisting and unexpired and to the Knowledge of Sellers, valid and enforceable. Immediately after the Closing, the Companies will (i) exclusively own all Transferred Intellectual Property free and clear of all Liens (other than Permitted Liens) and (ii) own, or have a license or other right to use (including pursuant to this Agreement or an Ancillary Agreement, as applicable), all Intellectual Property Rights owned by Sellers or their Affiliates that are used in the Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and none of the Sellers or any of its Affiliates has received notice of any Action (including cease and desist letters and invitations to take a license) alleging the same (provided that, with respect to patents, the foregoing representation is being made to the Knowledge of Sellers). No Action (including any oppositions, derivations, interferences or re-examinations) is pending or threatened in writing, or that challenges the validity, ownership or enforceability of any Transferred Intellectual Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, to the Knowledge of the Sellers, no third Person is infringing, misappropriating or otherwise violating the Transferred Intellectual Property, and there is no Action alleging the same.

(d) Sellers and their Affiliates (including the Companies) maintain and implement commercially reasonable practices to protect the confidentiality and secrecy of any material Trade Secrets (i) included in the Transferred Intellectual Property or (ii) provided to the Companies in connection with the Business under obligations of confidentiality.

(e) Upon completion of the Pre-Closing Reorganization and after effectuating of the Intellectual Property Agreement as contemplated in this Agreement, the Companies will (i) exclusively own all Transferred IT Assets, free and clear of all Liens (other than Permitted Liens) and (ii) own, or have a valid license or other right, and access, to use (including pursuant to this Agreement or an Ancillary Agreement, as applicable), all other IT Assets owned by Seller or its Affiliates that are used or held for use in the Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) The patents and patent applications set forth on Section 2.18(a) of the Seller Disclosure Letter are all of the patents and patent applications owned by Sellers and their Subsidiaries as of the Closing that claim or cover Process Inventions (as defined in the Intellectual Property Agreement) that were used in the conduct and operation of the Business as of or prior to the Closing.

Section 2.19 Data Privacy and Cybersecurity.

(a) The conduct of the Business by the Sellers and their Affiliates, and the Processing by them or, to the Knowledge of the Sellers, by third parties on their behalf, of any Personal Information related to the Business, are, and have since January 1, 2020, been in material compliance with (i) applicable Privacy Laws, (ii) all applicable contractual obligations relating to the Processing of Personal Information and (iii) their respective privacy policies (collectively, “Privacy Obligations”). Since January 1, 2020, with respect to the Business, none of the Sellers or their Affiliates have received any written notice or claim (including any communication from any Governmental Entity) alleging any material non-compliance with any Privacy Obligations and, to Knowledge of the Sellers, no such claim is threatened.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, there has been no (i) material failure or malfunction of any Transferred IT Assets which has caused any material disruption to the Business or (ii) breach, unauthorized access to or unauthorized use of any Transferred IT Assets (including ransomware attacks) which resulted in the unauthorized use, theft, rendering unavailable or not accessible, disclosure or transfer of any information or data contained therein or transmitted thereby (including Trade Secrets and Personal Information). No disclosure of any such misuse, intrusion, breach or other incident has been or should have been made by Sellers or any of their Affiliates to any Person or Governmental Entity.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, Sellers and their Affiliates have established, implemented, tested and maintained commercially reasonable backup and disaster recovery measures, reasonably consistent with industry practices, and have implemented administrative, technical and physical safeguards that conform in all material respects with all applicable Privacy Obligations to protect the integrity, continuous operation and security of the Transferred IT Assets and the information (including Trade Secrets and Personal Information) contained therein or transmitted thereby.

Section 2.20 Insurance. Section 2.20 of the Seller Disclosure Letter sets forth a correct and complete list, as of the Execution Date, of all material insurance policies and coverage (including self-insurance programs) maintained by or otherwise relating to the Business and the Companies and their properties and assets (other than the Bielefeld Assets) (the “Insurance Policies”), including, for each, the amount and type of coverage, carrier and term. Section 2.20 of the Seller Disclosure Letter also sets forth a correct and complete list, as of the Execution Date, of all material claims made by the Business, either Company or any Seller or their Affiliates in connection with the Business or the properties or assets of the Business or Companies under any Insurance Policy since January 1, 2020. Each Insurance Policy is in full force and effect, subject to the Bankruptcy and Equity Exception, and all premiums due with respect to all Insurance Policies have been paid, and no Company, Seller or Affiliate thereof is in default with respect to the obligations under any Insurance Policy or has otherwise failed to comply in all material respects with the terms and conditions of any Insurance Policy, with such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of Sellers, (i) no Company, Seller or Affiliate thereof has received any notice of cancellation or non-renewal with respect to any Insurance Policy and (ii) no insurer under any Insurance Policy has questioned, disputed or denied or threatened to question, dispute or deny any material claim thereunder that relates to the Transferred Assets or the Business.

Section 2.21 Assets; Sufficiency of Assets.

(a) The Companies, Sellers or their Affiliates (and at the Closing, the Companies will) own good, valid and marketable title to, or hold a good and valid leasehold interest in, all of the personal property of the Business that do not constitute Excluded Assets, including all such assets reflected on the Financial Report (other than Inventory sold in the ordinary course of business and for obsolete assets disposed of in the ordinary course of business), free and clear of all Liens, except for Permitted Liens. The tangible assets of the Business are in good operating condition and adequate for the uses to which they are being put in all material respects, and none of such property is in need of maintenance or repairs, except for ordinary routine maintenance and repairs that are not material in nature or cost or as may otherwise be addressed in the plans underlying the Capex Budget.

(b) Upon (i) the purchase and acquisition of the Interests in accordance with this Agreement and, (ii) the receipt of any necessary third-party Consents in connection with the Transactions, (iii) the transfer or assignment to the Companies of the Transferred Contracts pursuant to Section 4.20(b) or Sellers’ compliance with the last sentence of Section 4.20(b), (iv) the replacement of any Excluded Services and guarantee and insurance arrangements that are not included in the Transactions and (v) the receipt by Buyers of those rights, overhead and services set forth on Section 2.21(b) of the Seller Disclosure Letter, and the rights, properties and interest under the Intellectual Property Agreement, Buyers shall have, directly or indirectly, immediately following the Closing (i) all assets, Contracts, rights, properties, permits and services required, used or held for use in and (ii) all assets, Contracts, rights, properties, permits and services that are necessary and sufficient for the ongoing conduct of the Business immediately following the Closing in all material respects as the Business is currently being conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of the Intellectual Property Rights of any third Person.

Section 2.22 Transactions with Affiliates.

(a) Section 2.22 of the Seller Disclosure Letter lists all Contracts as of the Execution Date to which either Company, on the one hand, and Sellers or any of their Affiliates (other than such Company), or any directors or officers of the Companies, Sellers or any of their Affiliates, on the other hand, are parties or are otherwise bound or affected, other than any employment, bonus, indemnity and similar arrangements with respect to directors or officers of the Companies.

(b) To the Knowledge of Sellers, no Affiliate of either Company (other than the other Company) (i) has initiated or threatened to bring any Action against any the Business or either Company since January 1, 2020, (ii) owes any amount of Indebtedness to, or is owed any material amount of Indebtedness by, either Company, (iii) has engaged in any non-ordinary course transaction with either Company or the Business since January 1, 2020 or has a significant ownership interest in or receives compensation from any Material Customer or Material Supplier.

Section 2.23 Brokers and Finders. None of Sellers, their Affiliates or any of their respective directors or officers, as applicable, has employed any investment banker, broker or finder or incurred or will incur any liability for any brokerage payments, investment banking fees, commissions, finders’ fees or other similar payments in connection with the Transactions, except that Seller Parent has employed Perella Weinberg Partners as its financial advisor in connection with the Transactions.

Section 2.24 Product Liability; Warranties.

(a) Since January 1, 2020, (i) there has not been any material claim pending or threatened in writing against the Companies, Sellers or any of their Affiliates for any product returns, product liability or warranty obligations relating to any products or services of the Business that are, or were during such period, manufactured or sold by the Business (such products and services, collectively the “Business Products”) from any particular customer or with respect to any particular Business Product of more than $1,000,000; (ii) the Business Products have complied in all material respects with applicable Laws, (iii) the Companies, Sellers and their Affiliates (as applicable) have conducted audits and inspections of the Business’s facilities, consistent with industry standards, and none of these inspections or audits have resulted in material adverse findings; (iv) there have not been any material defects or deficiencies or any claimed material defects or deficiencies in any such Business Products that could reasonably be expected to result in an individual Action or collective or class action claim against either Company or their Affiliates or Sellers or their Affiliates relating to Business Products of greater than $1,000,000; (v) none of the Business Products designed, manufactured, packaged, labeled, shipped or sold by either Company or their Affiliates has been subject to, or is subject to, any recall mandated by any Governmental Entity or demanded in writing by any customer, and (vi) to the Knowledge of Sellers, none of the Business Products has been subject to, or is subject to, any investigation by any Governmental Entity or demanded in writing by any customer, and, as of the Execution Date, no Company, Seller or their Affiliates has received any communication related to any possible or threatened investigation relating to the Business Products, and (vii) the Companies, Sellers and their Affiliates have not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement relating to any of the Business Products and, to the Knowledge of Sellers, there are no facts or circumstances that could cause any Governmental Entity to require, or any Company, Seller or their Affiliates acting reasonably to voluntarily conduct, any recall, market withdrawal, replacement, relabeling or suspension of manufacturing, promotion, importation or sale of any of the Business Products.

(b) There are no standard terms, warranties and conditions of service, sale or lease provided by the Companies or the Business with respect to the Business Products (containing any applicable guaranty, warranty and indemnity provisions) other than under any Contracts.

(c) The Business has marketed its services to potential customers in compliance with applicable Law in all material respects.

Section 2.25 Inventory. All inventory of the Business consists of a quality and quantity usable and salable in the ordinary course of business as presently conducted and is in compliance with, any federal, state, provincial, county, municipal or local laws, ordinances and regulations applicable to such inventory, subject to reserves for obsolete, damaged, defective or slow-moving items. All such inventory is owned by the Companies or any of its Affiliates clear of all Liens other than Permitted Liens, and no such inventory is held on a consignment basis.

Section 2.26 Regulatory Matters.

(a) Each of Sellers, the Companies and their respective Affiliates have been since January 1, 2020 and currently are operating in compliance in all material respects with all Healthcare Laws. None of Sellers, the Companies or their respective Affiliates is subject to any material Action against or affecting the Companies or the Business relating to or arising under any Healthcare Laws, and, to the Knowledge of the Sellers, no such Action has been threatened.

(b) All products that have been developed, tested, sourced, manufactured, packaged, stored, used, distributed, labeled, sold, imported, and exported by or on behalf of the Companies or Business are, and since January 1, 2020 have been, in material compliance with all Healthcare Laws, including those relating to Good Manufacturing Practices, establishment registration, product listing, product labeling, record keeping, and filing of reports. To the Knowledge of Sellers, no such products have been subject to, nor are there any facts or circumstances reasonably likely to lead to, any recalls, field notifications, market withdrawals or replacements, warnings, “dear doctor” letters, safety alerts, suspensions of manufacturing or distribution, seizures, detentions, holds, or other notices of action relating to an alleged lack of safety or regulatory compliance, except as would not, individually or in the aggregate, reasonably be expected to be, material to the Business, taken as a whole.

(c) Since January 1, 2020, none of the Sellers, the Companies or their respective Affiliates have received any Form FDA-483, notice of adverse finding, warning letters, notice of violation or “untitled letters,” notice of FDA action for import detentions or refusals, notice of any pending investigation, or any other correspondence or notice from the FDA or other Governmental Entity alleging or asserting any material noncompliance with any applicable Healthcare Laws with respect to the Business. None of the Sellers, the Companies or their respective Affiliates are subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation, notice of adverse finding, notice of deficiency, or other notice, response or commitment made to or with FDA or any comparable Governmental Entity with respect to a violation or FDA action, and no such proceedings have been threatened in writing, in each case, with respect to the Business, except as would not, individually or in the aggregate, reasonably be expected to be, material to the Business, taken as a whole.

(d) The Sellers, the Companies and their respective Affiliates and their employees, agents, and contractors have maintained and filed with the FDA and other Governmental Entities all material reports, data, documents, forms, notices, applications, records and claims that are necessary to comply in all material respects with applicable Healthcare Laws with respect to the Business. To the Knowledge of Sellers, all such reports, data, documents, forms, notices, applications, records, claims, and other filings to the FDA and any similar Governmental Entity made with respect to the Business by the Sellers, the Company and their respective Affiliates and their employees, agents, and contractors were true, accurate and complete in all material respects as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete in all material respects as of the date of such update.

(e) None of Sellers, the Companies or their respective Affiliates or, to the Knowledge of Sellers, their employees, agents or contractors has made any materially false or fraudulent statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any Action with respect to the Business, including any such statement or omission that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities.”

(f) None of the Sellers, the Companies or their respective Affiliates or their employees, agents, or contractors (in each case, with respect to the Business) has been suspended, excluded, debarred, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335(a) or (b) or any similar Law, (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, (iii) prohibition from participating in any procurement program of or otherwise contracting with any Governmental Entity, or (iv) assessment of penalties under any Healthcare Law. None of the Sellers, the Companies or their respective Affiliates nor, to the Knowledge of Sellers, their employees, agents, or independent contractors has engaged in any conduct that would reasonably be expected to result in such a debarment or exclusion. None of Sellers, the Companies or their respective Affiliates nor, to the Knowledge of Sellers, any of its respective directors, officers, employees, or agents is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, entered into with or imposed by any Governmental Entity.

(g) There are no preclinical tests, clinical trials, or studies involving human subjects or identifiable data of human subjects being conducted by or on behalf of the Companies or the Business.

(h) The Sellers, the Companies and their respective Affiliates have in place an operational regulatory compliance program that governs all employees, agents and contractors and that is designed to address compliance with all applicable Healthcare Laws with respect to the Business. The Companies and the Business operate in compliance with such regulatory compliance program in all material respects.

(i) None of the Companies nor the Business have access to any protected health information (“PHI”) as defined under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended, by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations (collectively “HIPAA”).

(j) As of the Execution Date, none of the Companies nor the Business are experiencing and have not announced any material business interruptions or material liabilities arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly, including (i) disruptions to the Company’s supply chains, (ii) the failure of the Business’s agents and service providers to timely perform services or (iii) labor shortages.

Section 2.27 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article II and in the Ancillary Agreements or any certificate delivered hereunder or thereunder, none of Sellers, the Companies nor any other Person makes (and Sellers, the Companies and their respective Affiliates hereby disclaim) any other express or implied representation or warranty with respect to Sellers, the Companies or any of their respective Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement and the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Buyers or any of their Subsidiaries or their respective Affiliates in connection with the Transactions.

(b) Sellers acknowledge and agree that, except for the representations and warranties expressly set forth in Article III of this Agreement and in the Ancillary Agreements, neither Buyer, nor any Related Parties of such Buyer nor any other Person has made any express or implied representation or warranty with respect to the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) and Sellers have not relied on any representation or warranty other than those expressly set forth in Article III of this Agreement and in any certificate delivered hereunder; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 2.27(b), nothing in this Section 2.27(b) shall limit Sellers’ remedies with respect to claims of Fraud or intentional breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Buyers in this Agreement and in any Ancillary Agreement or in any certificate delivered hereunder or thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers hereby represents and warrants to Sellers as of the Execution Date and as of the Closing as follows:

Section 3.1 Organization, Good Standing and Qualification. Each Buyer (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (c) is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in the case of clause (b) or (c) where the failure to be so qualified or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.2 Authority; Approval. Each Buyer has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. This Agreement has been, and each of the Ancillary Agreements will be at the Closing, duly executed and delivered by each Buyer and, when executed and delivered by Sellers and the other parties hereto and thereto, will constitute a valid and binding agreement of such Buyer enforceable against such Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3 Governmental Filings; No Violations; Certain Contracts.

(a) Other than the expirations of waiting periods and the filings, notices, reports and Permits (i) under the HSR Act and (ii) the Approvals, no expirations of waiting periods under applicable Laws are required and no notices, reports or other filings are required to be made by Buyers with, nor are any Permits required to be obtained by Buyers from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyers or the consummation of the Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(b) The execution, delivery and performance by Buyers of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Transactions will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of a Lien on any of the assets of Buyers under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of either Buyer or its Affiliates, (ii) any Contract binding upon either Buyer or its Affiliates or (iii) assuming (solely with respect to performance of this Agreement and the Ancillary Agreements and consummation of the Transactions) compliance with the matters referred to in Section 3.3(a), any Law to which either Buyer or its Affiliates is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.4 Litigation. There are no Actions pending or, to the Knowledge of Buyers, threatened against either Buyer that would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. Neither Buyer is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.5 Availability of Funds.

(a) As of the Execution Date, BPS Buyer is a party to and accepted one or more fully executed debt commitment letters in effect on the Execution Date (as amended, supplemented or replaced in compliance with this Agreement and together with all exhibits and schedules thereto, each a “Debt Commitment Letter” and collectively, the “Debt Commitment Letters”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letters is collectively referred to in this Agreement as the “Debt Financing.”

(b) As of the Execution Date, BPS Buyer is a party to and accepted the Equity Commitment Letters (together with the Debt Commitment Letters, the “Commitment Letters”) from the Equity Financing Sources pursuant to which the Equity Financing Sources have agreed, subject to the terms and conditions thereof, to directly or indirectly invest in such Buyer up to the amounts set forth therein, subject to the terms and conditions thereof. The cash equity committed pursuant to the Equity Commitment Letters is collectively referred to in this Agreement as the “Cash Equity”. The Cash Equity and the Debt Financing are collectively referred to as the “Financing”. BOG Buyer is a wholly-owned indirect Subsidiary of BPS Buyer.

(c) Buyers have delivered to Sellers and each of the Companies true, complete and correct copies of the executed Commitment Letters and any fee letters related to the Debt Commitment Letter, subject, in the case of such fee letters, to customary redactions related to any fee amounts and other economic or commercially sensitive numbers and provisions (provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the Debt Commitment Letter could be reduced or adds any conditions or contingencies or affects the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter).

(d) Except as expressly set forth in the Commitment Letters or the unredacted portions of any fee letter, (x) there are no conditions precedent to the obligations of the Lenders and the Equity Financing Sources to provide the Financing and (y) as of the Execution Date, assuming the conditions set forth in Section 5.1 and Section 5.2 are satisfied, Buyers do not have any reason to believe that any condition to funding the applicable Financing in any of the Commitment Letters would not be satisfied on or prior to the Closing Date. As of the Execution Date, other than any fee letters provided and the interim investors agreement referenced in the Equity Commitment Letters, there are no side letters, understandings or other agreements, contracts or arrangements of any kind to which either Buyer is a party relating to the Commitment Letters or the Financing.

(e) Assuming (i) the Financing is funded in full in accordance with the terms of the Commitment Letters and (ii) the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, the Financing will provide Buyers with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyers’ obligations under this Agreement and under the Commitment Letters, required to be paid on or prior to the Closing Date.

(f) As of the Execution Date, the Commitment Letters are valid, in full force and effect and binding on Buyers and, to the Knowledge of Buyers, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the Execution Date, assuming that the conditions set forth in Section 5.1 and Section 5.2 are satisfied as of the Closing Date, no event has occurred which (with or without notice, lapse of time or both) would constitute a default on the part of the Buyers under the terms and conditions of the Commitment Letters. As of the Execution Date, none of the Commitment Letters has been modified, amended or altered and none of the respective commitments under any of the Commitment Letters has been withdrawn or rescinded in any respect, and, to the Knowledge of Buyers, no withdrawal or rescission thereof is contemplated. BPS Buyer has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement pursuant to the Commitment Letters in connection with the Financing. Buyer acknowledges and agrees that it is not a condition to the Closing or, subject to Section 8.4(e), to any of its other obligations under this Agreement that Buyer obtain financing (including the Financing) for, or related to, any of the Transactions.

Section 3.6 Solvency.

(a) Neither Buyer is entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

(b) After giving effect to the Transactions, at and immediately after the Closing and assuming that the Assumptions are correct, BPS Buyer, the Companies and their Subsidiaries (on a consolidated basis) (i) will be solvent (in that both the fair value of, and on a going concern basis, their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay the probable liability on their existing debts as they become absolute and matured in the ordinary course of business), (ii) will not have an unreasonably small amount of capital with which to engage in their businesses as presently conducted and (iii) will not have incurred debts beyond their ability to pay as they become absolute and matured in the ordinary course of business. For the purposes of this Section 3.6(b), the “Assumptions” shall mean (i) that the representations and warranties of the Sellers contained in this Agreement and any certificate hereunder are true and correct in all material respects as of the Closing, (ii) the satisfaction of the conditions to Buyers’ obligation to consummate the Transactions, and (iii) any estimates, projections or forecasts of the Business made available to Buyers by Sellers were and continue to be reasonable in all material respects.

Section 3.7 Investment Intent. Buyers are acquiring the Interests solely for their own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyers acknowledge that the Interests are not registered under the Securities Act, any state securities Laws or any other applicable securities Laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws and regulations and any other applicable securities Laws, as applicable.

Section 3.8 No Competitive Assets. To the Knowledge of Buyers, neither Buyer nor any of their Subsidiaries, or any of their respective “associates” or “affiliates” (each as defined in 16 CFR § 801.1(d)) hold, directly or indirectly, 5% or more of the voting securities or non-corporate interests (as “hold,” “voting securities” and “non-corporate interest” are defined under 16 CFR § 801) of any entity that directly competes to a material extent or, to the Knowledge of Buyers, as of the Execution Date, has any plans to compete in the future with the Business to the extent that any such holdings would reasonably be expected to prevent or materially delay the expiration or termination of any waiting period, under the HSR Act or under other Antitrust Laws in connection with the Transactions.

Section 3.9 Brokers and Finders. Neither Buyer nor any of their Subsidiaries, nor any of their respective directors or employees (including any officers) has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions other than in connection with any obligations or liabilities that will be borne solely by Buyers and their affiliates.

Section 3.10 Access and Information. Buyers and each of their Representatives (a) has had full access to and the opportunity to review all of the documents in the “Bamboo” virtual data room hosted by Datasite and (b) has been afforded reasonable access to the books and records, facilities and officers, directors, managers, employees and other representatives of Sellers for purposes of conducting a due diligence investigation with respect to the Business. Buyers have conducted to their satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Business, and, in making their determination to proceed with the Transactions, Buyers and each of their Affiliates has relied solely on the results of such independent investigation and verification and on the representations and warranties of Sellers expressly and specifically set forth in Article II (as qualified by the Seller Disclosure Letter with respect thereto) and in any Ancillary Agreement or certificate delivered hereunder or thereunder. Buyers are knowledgeable about the industries in which the Business and the Companies operate, are capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.

Section 3.11 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly set forth in this Article III and in the Ancillary Agreements or any certificate delivered hereunder or thereunder, neither Buyer nor any other Person makes (and each Buyer, on behalf of itself, its Subsidiaries and their respective Affiliates hereby disclaims) any other express or implied representation or warranty with respect to the Transactions or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Sellers, the Companies or any of their respective Subsidiaries or their respective Affiliates in connection with the Transactions.

(b) Buyers acknowledge and agree that, except for the representations and warranties expressly set forth in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) and in the Ancillary Agreements and in any certificate delivered hereunder or thereunder, none of Sellers, the Companies or any other Person has made any express or implied representation or warranty with respect to Sellers, the Companies or any of their respective Subsidiaries or their respective Affiliates (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) and Buyers have not relied on any representation or warranty other than those expressly set forth in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) and in the Ancillary Agreements and in any certificate delivered hereunder or thereunder; provided, however, that notwithstanding anything to the contrary set forth in the foregoing provisions of this Section 3.11(b), nothing in this Section 3.11(b) shall limit Buyers’ remedies with respect to claims of Fraud or intentional breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Sellers in this Agreement and in any Ancillary Agreement and in any certificate delivered hereunder. Without limiting the generality of the foregoing, Buyers acknowledge and agree that they have not relied on any other information provided, or made available, to Buyers or any of their Subsidiaries or their respective Affiliates in connection with the Transactions, and that none of Sellers, the Companies, any of their respective Affiliates or any other Person shall be subject to any liability to Buyers or any other Person resulting from (i) any misrepresentation or omission by Sellers, the Companies, any of their respective Affiliates or any other Person with respect to any such information or (ii) Buyers’ use of, or the use by any of its Affiliates or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Buyers, its Affiliates or their respective Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations or otherwise in connection with the Transactions, unless any such information is expressly and specifically included in a representation or warranty contained in Article II of this Agreement (as qualified by the Seller Disclosure Letter with respect thereto) or in an Ancillary Agreement or other instrument delivered hereunder or thereunder. For the avoidance of doubt, the Parties acknowledge that nothing in this Section 3.11(b) shall be deemed to limit any representation or warranty made in Article II or in Ancillary Agreement or any certificate or other instrument delivered hereunder or thereunder.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations of the Business.

(a) From the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, except (i) as set forth in Section 4.1(a) of the Seller Disclosure Letter, (ii) as otherwise required by this Agreement (including the Pre-Closing Reorganization), (iii) as required by an Order or applicable Law, or (iv) as approved by Buyers in writing (such approval not to be unreasonably withheld or delayed solely with respect to any actions that would have been required to be disclosed in Sections 4.1(a)(B)(i)-(vii) or (xi)-(xxiv) of the Seller Disclosure Letter), Sellers shall, and shall cause the Companies and their Affiliates (as applicable) to use commercially reasonable efforts to (A) (w) conduct the Business in the ordinary course of business consistent with past practice, (x) maintain and preserve the Business’s relationships and good will with customers, suppliers and others having business dealings with the Business, (y) not renew any Commingled Contracts that may be identified with any effect that would be inconsistent with Sellers’ obligations with respect thereto under Section 4.20(a), (z) maintain and operate the Owned Real Property and Transferred Assets in the ordinary course in all material respects, and (B) not, and shall cause each of its Affiliates not to, in each case with respect to the Business:

(i) adopt any change in either Company’s Organizational Documents or create any Subsidiary of a Company;

(ii) declare, set aside, make or pay a non-cash dividend on, or make any other non-cash distribution in respect of the equity interests of either Company (provided that any payment or prepayment (Vorabgewinnabführung / Vorabverlustausgleich) under and in accordance with the DPLTA shall be permitted, whether effected in cash or as non-cash payment);

(iii) merge or consolidate either Company with any other Person, or restructure, reorganize, dissolve or completely or partially liquidate either Company or adopt any plan of restructuring, reorganization, dissolution, liquidation or plan of merger, amalgamation or consolidation or otherwise enter into any agreements or arrangements imposing material changes or restrictions on either Company’s or the Business’s assets, operations or businesses;

(iv) (A) permit either Company or the Business to acquire any business or Person, by merger or consolidation, purchase of substantially all assets, properties, rights of, or equity or debt interests or by any other manner, in each case, in any transaction or series of related transactions or (B) enter into any new joint venture, strategic alliance, partnership or similar venture;

(v) other than sales of Inventory pursuant to Contracts with customers to which a Company is a party that are in effect as of the Execution Date, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, subject to a Lien (other than a Permitted Lien), abandon or allow to lapse or expire or otherwise dispose of any material assets, properties, licenses, operations, rights, product lines, businesses or interests therein used or held for use by the Business or the Companies in connection with the Business, except for (A) sales or other dispositions of obsolete assets in the ordinary course of business consistent with past practice, (B) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $3,000,000 in the aggregate, or (C) non-exclusive licenses or similar rights granted with respect to Intellectual Property Rights in the ordinary course of business consistent with past practice, provided that, for the avoidance of doubt, the foregoing clause (v) shall not apply to the abandonment or allowing to lapse or expire any Intellectual Property Rights other than Intellectual Property Rights that are material to the Business, including the Transferred Intellectual Property;

(vi) issue, sell, pledge, dispose of, grant, transfer, encumber, subject to a Lien or authorize the issuance, sale, pledge, disposition, grant, transfer, granting of a security interest in, or encumbrance of, any equity interests of either Company, or securities convertible or exchangeable into or exercisable for any shares of such equity interests, or any options, warrants or other rights of any kind to acquire any such equity interests;

(vii) recapitalize, reclassify, distribute, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the equity interests of either Company;

(viii) permit either Company or the Business to make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to satisfy the requirements in Section 4.22);

(ix) permit (A) either Company (other than to satisfy the requirements in Section 4.22) to incur, assume or become liable for any Indebtedness of the type referenced in clauses (a) through (e) of the definition thereof or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of such Company, except for prepayable indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice for working capital purposes, not to exceed $3,000,000 in the aggregate; or (B) any of its assets or properties to become subject to a Lien (other than a Permitted Lien);

(x) forgive, compromise, satisfy, pay, discharge, settle or cancel any third-party indebtedness owed to the Business or the Companies, or waive any claim of rights of value in favor of the Business or the Companies, in each case with a value in excess of $500,000 in a single instance or $1,000,000 in the aggregate;

(xi) (A) except as set forth in the capital budget set forth in Section 4.1(a)(xi) of the Seller Disclosure Letter (the “Capex Budget”), make or authorize any capital expenditures in excess of $2,500,000 individually, or $5,000,000 in the aggregate, other than any capital expenditure (1) made or to be made from insurance proceeds for the repair and/or prevention of damage to any property of the Business, (2) necessary to repair and/or prevent damage to any property of the Business in the event of an emergency situation or force majeure event, or (3) necessary to address emergency human health and safety issues; or (B) fail to make, in calendar year 2023, payments in respect of at least 100% of the capital expenditures contemplated to have been made in the relevant time periods for 2023 as contemplated by the associated project plans underlying the Capex Budget for the months prior to the Closing or, if applicable, fail to make capital expenditure payments in calendar year 2024 substantially in accordance with a capital expenditures budget for 2024 prepared by Sellers in reasonable consultation with Buyers on a basis consistent with the Business’s long range plan delivered to Buyers prior to the date hereof, which budget shall be delivered to Buyers no later than December 31, 2023;

(xii) enter into any Contract that would have been a Material Contract (including any Lease or Insurance Policy) had it been entered into prior to the Execution Date other than in the ordinary course of business with respect to any customer or supplier (provided that, subject to applicable Law, Sellers shall reasonably consult with Buyers and consider in good faith the views of Buyer on the terms thereof prior to execution);

(xiii) amend, modify, grant a waiver of any right or obligation under, terminate or fail to renew any Material Contract (for the avoidance of doubt, the renewal of a Material Contract upon the expiration of such contract on terms that are substantially consistent with, or more favorable than, the Material Contract it is replacing shall be permitted hereunder);

(xiv) enter into any Commingled Contracts;

(xv) enter into any new line of business or abandon or discontinue any existing line of business;

(xvi) make any changes with respect to its accounting policies or procedures, except as (y) may be initiated by Seller Parent with respect to Seller Parent’s business generally (provided that such change is not implemented to, or intended to, specifically affect the accounting policies or procedures of the Business) or (z) required by changes in Law or GAAP;

(xvii) make any changes in its policies or general practices with respect to cash management, management of Inventory, the payment of accounts payable or accrued expenses or the issuance of invoices or the collection of the accounts receivable or other receivables, including the acceleration or deferral of the payment or collection thereof or failure to properly categorize Inventory, in each case, other than (i) in the ordinary course of business, (ii) pursuant to Contracts to which a Company is a party that are in effect as of the Execution Date or (iii) to satisfy the requirements in Section 4.22;

(xviii) settle any Action other than any settlement in the ordinary course of business for an amount not in excess of $3,000,000 in the aggregate that does not involve non-monetary relief;

(xix) (A) file any amended material Tax Return, (B) make or change any material Tax election, (C) agree to any material adjustment of any Tax attribute, (D) surrender any material right or claim to a refund of Taxes, (E) consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, (F) enter into any closing agreement with respect to material Taxes, (G) settle or compromise any material Tax liability, or (H) jeopardize the validity of the CIT/TT Fiscal Unity, it being understood that any filing of a Tax Return or other measures required for the termination and settlement of the domination and profit and loss transfer agreement entered into between BOG and BOG Seller 1 (“DPLTA”) (including effecting (pre)payments in cash or as non-cash payments, as the case may be) shall be as set forth in Section 4.22(c) and in Section 4.22(c) of the Seller Disclosure Letter and, thereby, the fiscal unity for corporate income Tax and trade Tax purposes between BOG as controlled company and the BOG Seller 1 as controlling company (the “CIT/TT Fiscal Unity”) as of the Closing shall be permitted;

(xx) other than (i) as may be required by any Benefit Plan, or (ii) in connection with any action that applies uniformly to Business Employees and all other similarly situated employees of Sellers and their Affiliates, (A) promise, announce or grant to any Business Employee or Service Provider any material increase in compensation or benefits, including, without limitation, severance or termination pay, other than such increases in compensation or benefits (but not severance or termination pay) as are in the ordinary course of business, as to timing and amount, in connection with Sellers’ annual review of compensation, (B) as applicable to the Business Employees, adopt, establish, enter into, terminate, waive or materially amend any Benefit Plan (or any plan, policy, agreement, arrangement, program or contract that would be a Benefit Plan if in effect on the date hereof) that will be a Transferred Benefit Plan as of the Closing Date, (C) take any action to accelerate the timing of payment, vesting or funding of any compensation or benefits, payable or to become payable to any Business Employee, Former Business Employees or Service Provider, (D) transfer any Business Employee out of the Business or transfer any employee of Sellers that is not a Business Employee as of the Execution Date into either of the Companies, (E) hire or engage any Person to become a Business Employee or Service Provider, other than hiring an individual, in the ordinary course of business consistent with past practice, or to fill a position, in each case, with an annual base salary of less than $150,000, or (F) terminate (other than for cause, as determined by the Sellers and the Companies in the ordinary course of business consistent with past practice) any Key Employee;

(xxi) (i) amend, modify, negotiate, adopt, enter into, extend, renew or terminate any Labor Agreement, (ii) recognize or certify any labor organization, works council, labor union or group of employees of any of the Companies as the bargaining representative for any employees of the Companies or (iii) engage in or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hours or benefits, work schedule changes or similar actions that could implicate the WARN Act;

(xxii) permit any Material Permits to lapse or be cancelled (other than to the extent the applicable Material Permit becomes obsolete, redundant or no longer required by or advisable under applicable Law);

(xxiii) except as may be initiated by Seller Parent with respect to Seller Parent’s groupwide insurance policies (provided that such lapse or cancellation is not initiated to, or intended to, specifically affect the coverage available under such insurance policies relating to the Business), permit any insurance policy relating to the Business, the Companies (or their respective assets, properties, rights or liabilities), the Transferred Assets or the Assumed Liabilities to lapse or be cancelled; or

(xxiv) agree, authorize or commit to do any of the foregoing with respect to the conduct of the Business.

(b) Notwithstanding anything to the contrary in Section 4.1 (but without limiting Section 4.1(a)(B) above), none of Sellers, the Companies and any of their respective Affiliates shall be prevented from undertaking, or be required to obtain Buyers’ consent with respect to, the following actions and inactions:

(i) any action or inaction in connection with any action or inaction required by Law or by any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester, or any other similar Law or Order by any Governmental Entity in connection with or in response to COVID-19 (“COVID-19 Measures”) or required or requested by any Governmental Entity in connection with or in response to COVID-19 (provided that, to the extent reasonably practicable and permitted by applicable Law, Sellers shall promptly notify Buyers of any such action or inaction if it would otherwise violate Section 4.1(a)); and

(ii) any action or inaction required or reasonably necessary to (x) protect the health and safety of the Business’ employees, customers or suppliers and other individuals having business dealings with the Business in connection with COVID-19 or (y) respond to service disruptions caused by COVID-19 or any COVID-19 Measures, in each case to the extent reasonably consistent with actions that have been taken or not taken by Sellers or its Affiliates in connection therewith prior to the date hereof (provided that, to the extent reasonably practicable and permitted by applicable Law, Sellers shall promptly notify Buyers of any such action or inaction if it would otherwise violate Section 4.1(a)).

(c) Without limiting Section 4.1(a)(B)(xi) hereof, from the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Sellers shall, and shall cause their Affiliates to use commercially reasonably efforts to take the actions set forth on Section 4.1(c) of the Seller Disclosure Letter.

(d) Nothing contained in this Agreement is intended to give Buyers, directly or indirectly, the right to control or direct any Seller’s or any Company’s operations prior to the Closing Date. Prior to the Closing Date, Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Companies.

Section 4.2 Cooperation and Efforts to Consummate Transactions; Status Updates.

(a) Cooperation and Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Sellers and Buyers shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions (including the satisfaction, but not the waiver, of the Closing conditions set forth in Article V) reasonably necessary or advisable on their part under this Agreement to consummate the Transactions as promptly as reasonably practicable and in any event to enable the Closing to occur on or prior to the Initial Outside Date.

(b) Status Updates. Subject to applicable Laws and as required by any Governmental Entity, Sellers and Buyers shall each keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof) received by Buyers or Sellers, as the case may be, or any of its or their Affiliates and Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions.

Section 4.3 Regulatory Filings/Approvals.

(a) Submission of Filings and Notices.

(i) Exchanging Information. Sellers and Buyers shall each, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Buyers, Sellers, the Companies or any of their respective Subsidiaries to any Governmental Entity in connection with the Transactions.

(ii) Initial Submissions. Sellers and Buyers shall prepare and file, and shall cause their respective Affiliates to prepare and file, as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Permits necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Without limiting the foregoing, each of Sellers, on the one hand, and Buyers, on the other, shall make, and cause its Affiliates to make, its respective filing (A) pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the Execution Date and no later than 10 Business Days after the Execution Date, (B) pursuant to all applicable Antitrust Laws (other than the HSR Act) with respect to the Transactions as promptly as reasonably practicable after the Execution Date, (C) pursuant to all applicable Foreign Investment Laws with respect to the Transactions as promptly as reasonably practicable after the Execution Date and (D) in order to obtain any Permits required with respect to the Transactions in respect of any state-level Permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions or Orders necessary to conduct the Business as promptly as reasonably practicable after the Execution Date and Sellers shall, and shall cause each of their Subsidiaries to, reasonably cooperate in executing notices, and executing powers of attorney or management service agreements in connection therewith. Whether or not the Transactions are consummated, Buyers shall be responsible for all fees and payments to any Governmental Entity (including filing fees), and Sellers and Buyers shall each be responsible for their own legal, economist and other professional fees incurred in order to obtain any Permit or any expiration or termination of a waiting period.

(iii) Subsequent Submissions. Sellers and Buyers shall promptly provide, and cause their respective Affiliates to provide, all documents requested by any Governmental Entity to the extent reasonably necessary or advisable to obtain as promptly as practicable all Permits necessary or advisable to be obtained from such Governmental Entity in order to consummate the Transactions.

(iv) Conduct of Interactions with Governmental Entities. Subject to applicable Laws relating to the exchange of information, Buyers and Sellers shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with any filing made with, or written materials submitted to, any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, Sellers and Buyers shall act reasonably and as promptly as practicable. Sellers and Buyers shall (with respect to any in-person or videoconferencing, or previously scheduled telephonic, discussion or meeting), and shall to the extent practicable (with respect to any spontaneous telephonic discussion or meeting), provide the other Party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the Transactions, to the extent permitted by such Governmental Entity. Buyers and Sellers shall promptly inform each other of any material communication (written or oral) received from, or given or made to any Governmental Entity. Neither Buyers nor Sellers shall commit to or agree with, and shall cause their respective Affiliates not to commit to or agree with, any Governmental Entity to stay, toll or extend any applicable waiting period under any Antitrust Laws or Foreign Investment Laws without the prior written consent of the other.

(b) Remedies. Without limiting the generality of the undertakings pursuant to Section 4.2, Buyers agree to take or cause to be taken the following actions:

(i) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other decree, decision, determination or judgment that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit the consummation of the Transactions;

(ii) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person or entity, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions;

(iii) the prompt proffer and agreement to sell, divest, lease, license, transfer, dispose of or otherwise encumber, or hold separate pending such disposition, and the effectuation of such actions with respect to, such assets of the Companies or Buyers or their respective Subsidiaries (and the entry into agreements with, and submission to Orders giving effect thereto) so as to enable the Closing to occur as promptly as practicable after the Execution Date and in any event prior to the Outside Date; provided, that any such action to be taken by any of the Companies is conditioned upon the Closing; and

(iv) the prompt use of its reasonable best efforts, in the event that any Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any regulatory proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Order so as to permit consummation of the Transactions on a schedule as close as possible to that contemplated by this Agreement.

(c) Each Buyer (and Sellers, with respect to clause (1)) agrees that, from the Execution Date to the receipt of approvals under Antitrust Laws or Foreign Investment Laws, except as contemplated by this Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly, without the prior written consent of the other, take or cause to be taken the following actions: (1) make any pull or refile commitment or enter into any timing agreement with Governmental Entities under Antitrust Laws (2) acquiring any control rights, assets, business or Person or merging or consolidating with any other Person or entering into any business combination or similar majority transaction with another Person, (3) restructuring, reorganizing or completely or partially liquidating or (4) making any loan, advance or capital contribution to, or investment in, any other Person that would reasonably be expected to (w) impose any material delay in obtaining, or materially increase the risk of not obtaining, the approval of any Governmental Entity or the expiration or termination of any applicable waiting period, (x) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions, (y) materially delay the consummation of the Transactions or (z) propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action.

Section 4.4 Exclusivity. From the Execution Date until the earlier of the termination of this Agreement and the Closing, other than with respect to the Transactions, Sellers and their Affiliates (including the Companies) will not authorize or permit any of Sellers’ directors, officers, employees and Representatives to, directly or indirectly, (i) solicit, initiate, seek, knowingly encourage, facilitate, support or knowingly induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction or (iii) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Alternative Transaction. Promptly following the date hereof, the Sellers shall request the return or destruction of all Confidential Information provided to third-parties in connection with an Alternative Transaction. From and after the Closing, Sellers shall use commercially reasonable efforts to enforce their rights under all confidentiality agreements with prospective purchasers of the Business to the extent related to Confidential Information.

Section 4.5 Third-Party Consents. (a) Upon the terms and subject to the conditions set forth in this Agreement, commencing reasonably promptly after the Execution Date, Sellers and Buyers shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts to give all notices to, and obtain any consents required or advisable under any Material Contracts from, third parties in connection with the consummation of the Transactions (including the Pre-Closing Reorganization) at or prior to the Closing; provided, that in connection therewith, no Buyer, Seller, Company or any of their respective Affiliates shall be required to (i) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), incur any liability or concede anything of value, (ii) amend, supplement or otherwise modify any such Material Contract, (iii) commence any litigation or (iv) agree or commit to do any of the foregoing, in each case, for the purposes of giving, obtaining and/or effecting any third-party consents; provided that Sellers shall agree to take the actions in the preceding clauses (i) through (iv) if Buyers agree in writing to bear the costs and expenses in respect thereof. This Section 4.5(a) shall not limit the obligations with respect to Transferred Contracts and Commingled Contracts set forth in Section 4.20.

(b) The Parties shall each, upon request, furnish the other Party with all information concerning itself and its Representatives and such other matters as may be reasonably necessary, proper or advisable in connection with any statement, filing, notice or application made by or on behalf of the Parties to any third party in connection with obtaining any third-party consents (including, in the case of Buyers, such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder).

(c) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the failure to receive any consents of third parties contemplated by this Section 4.5 be taken into account with respect to whether any conditions to the Closing set forth in Article V shall have been satisfied (but compliance with this Section 4.5 will be so taken into account) and no representation, warranty, covenant or agreement of Sellers set forth in this Agreement shall be breached or deemed breached solely due to the failure to receive any such consents; provided, however, this Section 4.5 shall not limit the representations and warranties set forth in Section 2.4 and Section 2.12.

Section 4.6 Access and Reports; Retention of Books and Records.

(a) Pre-Closing Access. Subject to applicable Law, upon reasonable advance notice, Sellers shall, and shall cause their Affiliates to, afford Buyers and Buyers’ affiliates and their respective officers, directors or employees and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the employees, offices, facilities, properties, books, Contracts and records and other documents, data and information of the Business and, during such period, Sellers shall, and shall cause their Affiliates to, furnish promptly to Buyers all information concerning the Business (including its offices, facilities and properties and personnel) as Buyers may reasonably request; provided, that no information or knowledge obtained in any investigation pursuant to this Section 4.6(a) shall affect or be deemed to modify or operate as a waiver by Buyers of any of the representations, warranties, conditions or covenants set forth herein or in any Ancillary Agreement, certificate, document or other instrument delivered in connection herein or therein; provided, further, that the foregoing shall not require Sellers (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Sellers would result in the disclosure of any trade secrets of Seller and its Affiliates (excluding the Companies) or of third parties or violate any of its obligations with respect to confidentiality (excluding confidentiality obligations for the benefit of the Companies) or if any applicable Law requires Sellers to restrict or prohibit access to such information or (ii) to disclose any privileged information of Sellers or the Companies (it being understood that Sellers shall use commercially reasonable efforts to provide information in a manner that is not subject to the limitations in the foregoing clauses (i) and (ii)); and provided, further, that (A) Buyers and their Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Sellers or the Companies; and (B) in no event will the foregoing permit any site visits to conduct sampling or analysis of soil, groundwater, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation without Sellers’ prior written consent. All requests for information made pursuant to this Section 4.6(a) shall be directed to Persons designated by Sellers. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Post-Closing Access. Subject to applicable Law and subject to Section 8.10(c), from and after the Closing, Buyers shall cause each Company to, and each Company shall, and Sellers shall (i) retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to such Company or the Business in existence at the Closing that are required to be retained under current retention policies (collectively, the “Records”) until the earlier of five years from the Closing Date and the date such Records would be destroyed in keeping with the record-keeping practices of the Companies or the Sellers as in effect on the Execution Date, and (ii) solely to the extent necessary for Buyer or Sellers, as applicable, to prepare financial statements or comply with applicable Law, any audit request, subpoena or other investigative demand by any Governmental Entity or to pursue or defend any Actions, or, in the case of Buyer, to facilitate transfer of information reasonably requested by Buyers with respect to overhead and shared services of the Business as of prior to Closing (x) provide Sellers or their representatives at Sellers’ sole expense with reasonable access without hindering the normal operations of such Company (solely for the purpose of inspection and copying), and (y) provide Buyers or their Representatives at Buyers’ sole expense with reasonable access without hindering the normal operations of Sellers (solely for the purpose of inspection and copying), during normal business hours, and upon reasonable advance notice and under the supervision of Buyers’ personnel, to the Records with respect to periods or occurrences prior to the Closing Date; provided, that the foregoing shall not require the applicable Party (A) to disclose any information, that in the reasonable judgment of Buyers would result in the disclosure of any trade secrets of the Companies, Buyers, Sellers and their Affiliates or of third parties or violate any of its obligations with respect to confidentiality or if any Law applicable to Buyers or the Companies requires any of the Companies to restrict or prohibit access to such information, (B) to disclose any privileged information of Buyers or the Companies (it being understood that information may be shared under a joint defense or similar agreement) or (C) to disclose information in connection with or in anticipation of an Action between Buyers and Sellers or their respective affiliates related to the this Agreement or the Ancillary Agreements and the transactions contemplated thereby, to which the rules of discovery will apply.

Section 4.7 Publicity. Neither Buyers nor Sellers shall make, or permit any of their respective Affiliates or representatives to make, any public announcement in respect of this Agreement, the Ancillary Agreements or the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law, rule or regulation applicable to Buyers or Sellers or any of their respective Affiliates, including reporting required of Buyers or Sellers under the Exchange

Act (and only to the extent so required) and (b) Warburg Pincus LLC and Advent International Corporation, and their respective managed investment funds, may provide information about the subject matter of this Agreement, the Ancillary Agreements and the Transactions to their respective direct and indirect current and prospective limited partners, to the extent customary in connection with their ordinary course business operations, including private equity/fund-formation, fund raising, marketing, informational or reporting activities (provided, that any such recipients of such information are under a duty of confidentiality with respect to such information). Notwithstanding the foregoing, Sellers and Buyers each shall consult with each other, provide each other with a reasonable opportunity to review and give due consideration to reasonable comments made by each other prior to issuing any press releases or otherwise making public announcements pursuant to clause (a) with respect to the Transactions and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto; provided that (x) the foregoing shall not apply to any public release or announcement so long as the statements contained therein concerning the Transactions and the Ancillary Agreements are substantially similar to information previously released or disclosed in compliance with this Section 4.7 and (y) no consent or consultation shall be required with respect to any statement or disclosure issued or made in any filings with any third party and/or any Governmental Entity in connection with a dispute between the Parties. Notwithstanding anything to the contrary herein, neither Party shall disclose any information regarding the Transactions, except as provided in this Section 4.7 or Section 4.12.

Section 4.8 Employee Benefits.

(a) Prior to the Closing Date, the employment of any Business Employee (other than Former Business Employees) who is not employed by a Company as of the Execution Date shall be transferred to, and each such Business Employee shall become an employee of, a Company, without any interruption or cessation of employment, terms and conditions of employment, including those in any Labor Agreement, or break in service. Each Business Employee employed by a Company as of the Closing Date shall be referred to herein as a “Transferred Business Employee”, any Transferred Business Employee to which German employment and pension law does not apply shall be referred to herein as “Non-German Transferred Business Employee”, any Transferred Business Employee to which German employment and pension law applies shall be referred to herein as “German Transferred Business Employee”. Unless indicated otherwise, this Section 4.8(a) to (g) shall only apply to Non-German Transferred Business Employees. As of the Closing Date, Sellers shall cause the Non-German Transferred Business Employees to cease accruing any benefits under any Benefit Plan (other than any Transferred Benefit Plan) with respect to services rendered or compensation paid on or after the Closing Date. In the event that Buyers or their Affiliates fail to either (i) comply with their obligations as set forth in this Section 4.8 or (ii) provide to any German and Non-German Transferred Business Employees terms and conditions of employment that are required under applicable Law, and, in either case, such failure results in Sellers or any of their Affiliates being required by applicable Law or the terms and conditions of a Benefit Plan to pay any amount to such German and Non-German Transferred Business Employee in respect of severance or termination pay, Buyers shall reimburse and otherwise hold harmless Sellers and their Affiliates for the amount of such termination or severance pay (including applicable payroll Taxes and employee and employer portion of social security contributions).

(b) Buyers agree that each German and Non-German Transferred Business Employee shall, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (except with respect to the Pension Replacement Allowance for any Non-German Transferred Business Employees, for which such period shall commence on the Closing Date and end on the date specified in Section 4.8(b) of the Seller Disclosure Letter), be provided with (i) at least the same wage rate or base salary level in effect for such German and Non-German Transferred Business Employee immediately prior to the Closing, (ii) annual target cash incentive compensation opportunities (including commissions) no less favorable in the aggregate than those in effect for such German and Non-German Transferred Business Employee prior to the Closing, (iii) employee benefits (including, without limitation, welfare benefits and perquisites, but for Non-German Transferred Business Employees excluding retiree medical, pensions, the Pension Replacement Allowance for Non-German Transferred Business Employees, retention, change in control or similar bonuses or payments and non-qualified deferred compensation plan benefits) that are no less favorable in the aggregate than those provided to the German and Non-German Transferred Business Employees immediately prior to the Closing, (iv) the benefits provided on Section 4.8(b) of the Seller Disclosure Letter (the “Pension Replacement Allowance”) and (v) severance benefits that are no less favorable than those provided to such German and Non-German Transferred Business Employee immediately prior to the Closing; provided, however, that the requirements of this sentence shall not apply to German and Non-German Transferred Business Employees who are covered by a Labor Agreement.

(c) Buyers shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Health Plan of Buyers or their Affiliates to be waived with respect to the German and Non-German Transferred Business Employees and their eligible dependents, (ii) give each German and Non-German Transferred Business Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made and (iii) give each German and Non-German Transferred Business Employee service credit for such German and Non-German Transferred Business Employee’s employment with the applicable Company for purposes of vesting, benefit accrual and eligibility to participate under each applicable employee benefit plan, program or arrangement of Buyers or any of their Affiliates, as if such service had been performed with Buyers, and solely for purposes of determining the level of any severance, paid time off, or vacation under each applicable benefit plan, program or arrangement, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(d) Prior to the Closing and thereafter (as applicable), Sellers and Buyers shall take all actions as may be required to (i) vest each Non-German Transferred Business Employee’s account balance (including any employer contributions) under the applicable tax-qualified defined contribution retirement plan of Sellers or their Affiliates and (ii) permit each Transferred Business Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Transferred Business Employee from the applicable tax-qualified defined contribution retirement plan of Sellers or their Affiliates to the tax-qualified defined contribution retirement plan designated by Buyers (the “Buyer 401(k) Plan”). Each Transferred Business Employee (as applicable) shall become a participant in the Buyer 401(k) Plan immediately following the termination of any such Transferred Business Employee’s participation in any Seller tax-qualified defined contribution retirement plan (giving effect to the service crediting provisions of Section 4.8(c)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(e) With respect to the German and Non-German Transferred Business Employees who participate in the Seller Parent’s long-term incentive plan prior to the Closing Date (as identified in the summary set forth in Section 4.8(e) of the Seller Disclosure Letter (the “LTIP Summary”)), Buyers shall grant each such German and Non-German Transferred Business Employee a cash-based long-term incentive award (the “Replacement Awards”) with a value equal to the value, as of immediately prior to the Closing, of any unvested awards (other than underwater options) that are forfeited pursuant to their terms in connection with the Closing, as set forth in the LTIP Summary (the “Forfeited Awards”). Within five (5) Business Days prior to the anticipated Closing Date, Sellers shall provide to Buyer a final LTIP Summary (updated as of such date to reflect changes affecting the number or value of any unvested awards (other than underwater options) that are forfeited pursuant to their terms in connection with the Closing). The Replacement Awards shall otherwise be subject to the same terms (including time-based vesting terms) of the applicable Forfeited Awards, as identified in the LTIP Summary.

(f) In the event that any Transferred Business Employee is required under applicable Law to be paid for any accrued but unused vacation as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year (the “Paid Accrued Vacation”), the Sellers and their Affiliates shall pay any required amounts to such Transferred Business Employee immediately prior to the Closing Date. As of the Closing, Buyers shall assume and honor all Accrued Vacation Liabilities.

(g) With respect to Seller Parent’s fiscal year in which the Closing Date occurs, Sellers and their Affiliates will make prorated annual bonus payments pursuant to the Management Incentive Compensation Plan (the “MICP,” and such payment, the “Pro Rata Bonus”) to each German and Non-German Transferred Business Employee who remains employed through the Closing in an amount equal to the product of (i) the amount of the annual bonus that would have been payable to the German and Non-German Transferred Business Employee under the MICP, with performance determined by the Sellers in their discretion and (ii) a fraction, the numerator of which is the number of days in the fiscal year in which the Closing Date occurs that elapse prior to the Closing Date, and the denominator of which is 365. The Pro Rata Bonus will be paid as soon as practicable, but not later than 10 days after the Closing Date.

(h) As soon as reasonably practicable following the Closing Date, Buyer shall or shall cause its Affiliates to adopt and implement a management incentive plan on terms and conditions customary for companies owned by the Equity Financing Source.

(i) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Buyers or any of their Affiliates from amending or terminating any of their benefit plans in accordance their terms, (iii) prevent Buyers, the Companies or any of their Affiliates, after the Closing, from terminating the employment of any German and Non-German Transferred Business Employee, (iv) confer upon any Person any benefits under any benefit plans, programs, policies or other arrangements, including severance benefits or right to employment or continued employment with Buyers for any period or (v) create any third-party beneficiary rights in any employee of any Company, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any German and Non-German Transferred Business Employee by Buyers, the Companies or any of their Affiliates or under any benefit plan which Buyers, the Companies or any of their Affiliates may maintain. With Seller Parent’s prior written consent (which shall not be unreasonably withheld), from the Execution Date until the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyers and their Affiliates and Representatives shall be permitted to take reasonable actions to secure post-Closing employment and compensation arrangements with the Key Employees consistent with applicable law.

Section 4.9 Worker Adjustment and Retraining Notification. Within five (5) Business Days prior to the Closing Date, Sellers shall provide Buyers with a list of employees of Sellers or their Affiliates terminated within the ninety (90) day period prior to the Closing Date. BPS Buyer shall not, and shall cause BPS not to, take any action that would result in Worker Adjustment and Retraining Notification Act liability for Seller Parent or any of its Affiliates.

Section 4.10 Non-Solicitation; Non-Competition.

(a) From the Closing Date until the date that is two (2) years after the Closing Date, Sellers shall not, and shall cause all other Restricted Parties not to, directly or indirectly, (i) hire or solicit for employment any Key Employee or (ii) knowingly induce or encourage any Key Employee to no longer be employed by a Company; provided, however, that nothing in this Section 4.10 shall prohibit Sellers or any Restricted Parties from (A) engaging in general solicitations to the public or general advertising not specifically targeted at Key Employees, (B) using a search firm, employment agency or other similar entity, provided that such entity has not been authorized by Sellers or a Restricted Party to specifically solicit Key Employees or (C) hiring any Key Employee (1) whose employment has been terminated by a Company following the Closing without cause (but only after at least one hundred and eighty (180) days have passed since the date of termination of employment) or (2) as a result of activities permitted by the foregoing clauses (A) and (B), where prohibiting such employment is not permitted by applicable Law.

(b) From the Closing Date until the date that is three (3) years after the Closing Date, Sellers shall not, and shall cause all other Restricted Parties not to, directly or indirectly, (i) invest in, acquire, own, manage, control, operate or otherwise engage in an enterprise that competes with the Business (a “Competitive Business”) in any jurisdiction in which the Business actively engaged during the twelve months preceding the Closing Date (including through sales to its direct customers), or enter into any business arrangement with or otherwise partner with any third party for the primary purpose of engaging in a Competitive Business in any jurisdiction in which the Business was actively engaged during the twelve months preceding the Closing Date or (ii) intentionally engage or solicit, or intentionally attempt to engage or solicit, any vendor or supplier to, or customer of, the Companies or the Business (or any Person who was a supplier or vendor to, or customer of, the Companies or the Business within the one-year period prior to the Closing Date) to terminate or alter in a manner adverse to the Companies or the Business such vendor or supplier’s or customer’s relationship with the Companies or the Business; provided that this Section 4.10(b) shall not prohibit Sellers, Seller Parent or any other Restricted Party from, directly or indirectly: (i) engaging any Person engaged in a Competitive Business to provide, perform render or sell any products or services (including any filling, inspection, testing, labeling, packaging, design, development, manufacturing, marketing, sale or distribution services) on an arms-length basis with respect to any pharmaceutical products (including active pharmaceutical ingredients) or medical device products or services on behalf of any Restricted Party, but solely to the extent of such engagement; (ii) providing, performing, rendering or selling any products or services to any Restricted Party; (iii) passively investing in or owning securities of any Person engaged in a Competitive Business representing less than 5% of any class of securities of such Person (provided, that no Restricted Party is represented on such Person’s board of directors or equivalent body, exercises management functions with respect to or otherwise controls such Person); or (iv) acquiring or investing in, and after such acquisition or investment, continuing to own and operate, any Person engaged in a Competitive Business if (A) such operations account for less than 20% of such Person’s consolidated revenues for the fiscal quarter ended immediately prior to such acquisition or investment and (B) such Restricted Party, within one year after the consummation of such acquisition, discontinues, or enters into a definitive agreement to cause the divestiture of, a sufficient portion of such operations of such Person such that the restrictions set forth in this Section 4.10 would not operate to restrict such ownership.

(c) The covenants set forth in this Section 4.10 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant or provision of this Agreement. If any provision of this Section 4.10 or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto to the maximum extent permissible. The Parties further agree to replace such void or unenforceable provision of this Section 4.10 with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(d) The provisions of this Section 4.10 are intended to be for the benefit of, and from and after the Closing shall be enforceable by, the Companies, who are intended third-party beneficiaries of this Section 4.10.

Section 4.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Closing until the date that is six (6) years after the Closing, Buyers shall cause each Company to indemnify, defend, hold harmless and reimburse, to the same extent each current and former director, officer and other board member of the Companies (in each case, when acting in such capacity), determined as of the Closing (the “Indemnitees”), has a right to indemnification as of the Execution Date against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged

Action in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, including in connection with (i) the Transactions and (ii) actions to enforce this Section 4.11 or any other indemnification or advancement right of any Indemnitee, and Buyers shall also advance expenses as incurred to the fullest extent required by the respective Organizational Documents of the applicable Company in effect as of the Execution Date; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Buyers shall cause the Companies to obtain with effect from the Closing Date and shall cause the applicable Company to maintain in effect for six (6) years after the Closing Date (i) a “run-off” or “tail” directors’ and officers’ liability insurance policy to the current policy for such Company and (ii) a fiduciary liability insurance policy, each with respect to matters occurring prior to the Closing, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as such Company’s existing policies with respect to matters existing or occurring at or prior to the Closing (including in connection with the Transactions); provided, however, that in no event shall Buyers be required to expend for such insurance policies an amount in excess of $500,000 in the aggregate (and if the aggregate price of such tail policies exceeds such amount, Buyers shall obtain the best insurance coverage reasonably available with respect to both policies whose cost is less than such amount). Notwithstanding the foregoing, Buyers and the Companies shall not be required to provide any indemnification or advancement of expenses to any Indemnitee for matters that are not primarily related to the Business.

(c) During the six-year period from and after the Closing, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Closing and rights to advancement of expenses relating thereto now existing in favor of any Indemnitee as provided in the Organizational Documents of the applicable Company or any indemnification agreement between such Indemnitee and the applicable Company, in each case, as in immediately prior to the Closing, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnitee.

(d) If any Buyer or Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such Buyer or the applicable Company shall assume all of the obligations set forth in this Section 4.11.

(e) The provisions of this Section 4.11 are intended to be for the benefit of, and from and after the Closing shall be enforceable by, each Indemnitee, who is an intended third-party beneficiary of this Section 4.11.

(f) The rights of the Indemnitees under this Section 4.11 shall be in addition to any rights such Indemnitees may have under the Organizational Documents of the applicable Company, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the applicable Company for any of its directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 4.11 is not prior to or in substitution of any such claims under such policies).

Section 4.12 Confidentiality.

(a) The terms of the confidentiality agreement, dated as of January 17, 2023, between BPS Seller and Warburg Pincus LLC, and the confidentiality agreement, dated as of January 6, 2023, between BPS Seller and Advent International Corporation (collectively, the “Confidentiality Agreements”), are hereby incorporated by reference, mutatis mutandis, and, notwithstanding anything contained in the Confidentiality Agreement to the contrary, shall continue in full force and effect until the Closing, at which time such Confidentiality Agreements shall terminate. Notwithstanding the termination of the Confidentiality Agreements at the Closing, Buyers shall, and shall cause their Affiliates and their respective Representatives to, keep confidential any information concerning Sellers or their Affiliates (except for information that constitutes a Transferred Asset or relates to a Transferred Asset, Assumed Liability or the Companies) furnished in connection with the Transactions.

(b) From and following the Closing, except to the extent expressly permitted by an Ancillary Agreement or another written agreement between the Parties or their Affiliates, Sellers hereby agree with Buyers that Sellers will not, and that Sellers will cause their respective Affiliates not to, directly or indirectly, without the prior written consent of Buyers, disclose or use any Confidential Information; provided, however, that the provisions of this Section 4.12 will not prohibit any retention of copies of records or disclosure (a) required by applicable Law or (b) made in connection with the enforcement of any right or remedy relating to this Agreement. In the event that a Seller or any of its Affiliates is required by any applicable Law in accordance with the foregoing sentence to disclose any Confidential Information, such Seller shall, (i) to the extent permissible by such applicable Law, provide Buyers with prompt written notice of such requirement, (ii) disclose only that information that such Seller determines (with the advice of counsel) is required by such applicable Law to be disclosed and (iii) use reasonable best efforts to preserve the confidentiality of such Confidential Information, including by, at Buyers’ request and at Buyers’ sole expense, reasonably cooperating with Buyers to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such Confidential Information. Each Seller agrees that it will be responsible for any breach or violation of the provisions of this Section 4.12 by any of such Seller’s Affiliates.

(c) This Section 4.12 shall terminate five (5) years after the Closing Date.

Section 4.13 Releases.

(a) Effective as of the Closing, (i) each Seller, on behalf of itself and its Affiliates (other than the Companies) and each of their respective current and former employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Seller Releasing Parties”), hereby irrevocably releases and forever discharges any and all rights, claims, obligations, Liabilities, debts and causes of action, known or unknown, accrued or unaccrued, it has had, now has or might now have against Buyers and each of their affiliates (including as of immediately following Closing, either Company), employees (including the Transferred Business Employees), current, former or future officers, directors, managers, trustees, incorporators, former, current or future direct or indirect equityholders, general or limited partners, management companies, members, advisors, successors and assigns, agents, attorneys, controlling persons, portfolio companies or other Representatives (the “Company Released Parties”) arising out of, or relating to, the organization, management or operation of the Business on or prior to the Closing (the “Released Claims”) and (ii) each Buyer, on behalf of the Companies, itself and its other Affiliates and each of their respective partners, members, predecessors, directors, officers, employees, controlling persons, agents, representatives, successors and assigns (the “Buyer Releasing Parties”), hereby irrevocably releases and forever discharges any and all rights, claims and causes of action, known or unknown, accrued or unaccrued, either Company has had, now has or might now have against Sellers and their Affiliates and each of their respective current, former or future employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Seller Released Parties”) arising out of, or relating to, the Released Claims, in each case of clauses (i) and (ii) other than (A) any rights, claims or causes of action under this Agreement or any Ancillary Agreement or any certificate or instrument delivered in connection herewith (which claims shall remain subject to the applicable limitations set forth in this agreement), including with respect to the Buyer Releasing Parties, the Excluded Assets and Excluded Liabilities and for Fraud, (B) any written agreement entered into at or after the Closing between a Buyer or either Company, on the one hand, and any Seller or a Seller Releasing Party, on the other, (C) under any contract of insurance, Organizational Documents, the DPLTA, or other indemnification and/or exculpation obligations covering or otherwise in favor of the directors, managers and officers of Sellers or their respective Subsidiaries (including the Companies) prior to the Closing, (D) any rights, claims or causes of actions relating to employment, severance, bonus or similar arrangements by any current or former managing director, officer or employee of the Business, (E) any arrangements, understandings or Contracts set forth in Section 4.20 of the Seller Disclosure Letter or (F) any other commercial or business transactions between Buyers and their affiliates (including the Companies), on the one hand, and Sellers and their Affiliates, on the other, unrelated to the Companies, this Agreement or the Transactions.

(b) Effective upon the Closing, each of the Sellers, for itself and each of the Seller Releasing Parties, and each Buyer, for itself and each of the Buyer Releasing Parties, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Action of any kind against the Company Released Parties or the Seller Released Parties, as applicable, based on any Released Claim.

(c) In furtherance of the foregoing, each Buyer, for itself and the Companies and their respective Affiliates, successors, heirs and executors, and each Seller, for itself and on behalf of its respective Affiliates, successors, heirs and executors, hereby acknowledges that (i) it is aware that such Party may hereafter discover facts different from or in addition to the facts which such Person now knows or believes to be true with respect to the subject matter of this Agreement, but that the Parties intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (ii) it has been informed of, and that such Party is familiar with, Section 1542 of the Civil

Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Each Buyer, for itself and the Companies, their respective Affiliates, successors, heirs and executors, and each Seller, for itself and on behalf of its respective Affiliates, successors, heirs and executors, hereby waives and relinquishes (x) all rights and benefits such Person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such Person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (y) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. The Parties acknowledge that this Section 4.13 is not an admission of liability or of the accuracy of any alleged fact or claim.

Section 4.14 Tax Matters.

(a) Allocation of Tax Liabilities.

(i) Subject to the occurrence of Closing and the provisions of this Section 4.14, Sellers shall indemnify, defend and hold harmless the Buyer Indemnitees from and against, and will pay and reimburse each of the Buyer Indemnitees for any Seller Indemnified Taxes.

(ii) Subject to the occurrence of Closing and the provisions of this Section 4.14, Buyers shall indemnify and hold harmless Seller with respect to any liability for any Buyer Indemnified German Taxes to the extent provided in Section 4.14(e).

(b) Tax Return Preparation.

(i) Sellers shall cause to be prepared and timely filed all Tax Returns of the Companies for Pre-Closing Tax Periods required to be filed prior to or on the Closing Date and (B) timely pay all Taxes due with respect thereto. Such Tax Returns shall be prepared consistent with past practices unless a contrary position is required by applicable Law. Sellers shall provide Buyers a draft copy of each such Tax Return (except for self-assessment notices with respect to wage tax, VAT and any other self-assessed taxes (Lohnsteueranmeldungen, Umsatzsteueranmeldungen, sonstige Anmeldungssteuern) which shall not be forwarded) no later than twenty (20) Business Days prior to the due date of each such Tax Return. Sellers shall incorporate Buyers’ reasonable comments received by Sellers no later than ten (10) Business Days prior to the due date of such Tax Returns. If Buyers and Sellers are unable to resolve their differences, the Sellers’ view shall prevail to the extent it complies with applicable Law, provided that nothing in this Agreement shall prevent or restrict the Companies from disclosing any information to the Tax authorities to the extent such disclosure, after Buyer’s good faith discussion with Seller, but ultimately in Buyer’s reasonable discretion is, required by applicable Law.

(ii) Buyers shall (A) prepare and timely file (or cause to be prepared and timely filed) all Tax Returns of the Companies for Pre-Closing Tax Periods and Straddle Periods required to be filed after the Closing Date and (B) timely pay all Taxes due with respect thereto. To the extent any such Tax Return could reasonably be expected to (i) result in a Seller Indemnified Tax, (ii) result in a Tax at BOG Seller 1 level due to the CIT/TT Fiscal Unity, (iii) result in a Tax refund claim of the Sellers pursuant to Section 4.14(h)(i) or (ii) or (iv) affect the determination of the Final Closing Statement (a “Buyer Prepared Tax Return”), such Buyer Prepared Tax Returns shall be prepared consistent with past practices unless a contrary position is required by applicable Law, and Buyers shall allow Sellers at least twenty (20) Business Days prior to the due date of such Buyer Prepared Tax Returns, to review and comment on such Buyer Prepared Tax Returns, except for self-assessment notices with respect to wage tax, VAT and any other self-assessed taxes (Lohnsteueranmeldungen, Umsatzsteueranmeldungen, sonstige Anmeldungssteuern) which shall not be forwarded. Subject to the following two sentences, Buyers shall incorporate any reasonable comments submitted in writing by Sellers within ten (10) Business Days prior to the due date of such Buyer Prepared Tax Return. Buyers and Sellers shall negotiate in good faith to resolve any differences on how any Buyer Prepared Tax Return is prepared. If Buyers and Sellers are unable to resolve their differences with respect to a Buyer Prepared Tax Return, the Accountant shall be retained to resolve the dispute in a manner similar to the procedures for the purchase price adjustment dispute as described in Section 1.4(b). Nothing in this Agreement shall prevent or restrict the Companies from disclosing information to the Tax authorities to the extent such disclosure after Buyer’s good faith discussion with the Seller, but ultimately is, in Buyer’s reasonable discretion, required by applicable Law. Without prejudice to the rights and obligations set forth in this Section 4.14(b)(ii), BOG Seller 1 and BOG shall between the date of this Agreement and the Closing Date discuss in good faith and determine if any Tax Returns of BOG for Pre-Closing Tax Periods and Straddle Periods that are required to be filed after the Closing Date and could result in (i) a Seller Indemnified Tax, (ii) a Tax at BOG Seller 1 level due to the CIT/TT Fiscal Unity or (iii) a Tax refund claim of the Sellers pursuant to Section 4.14(h)(i) or (ii) will be prepared, at BOG Seller 1’s expense, by the current tax advisor of BOG Deloitte Germany; provided that BOG shall be under no obligation to retain or continue the engagement of such advisor.

(iii) For purposes of this Agreement, Straddle Period Taxes shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (A) in the case of any Taxes that are based upon or measured by income or wages, or that are required to be withheld and collected, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall be determined on the basis of a “closing of the books” as of the end of the Closing Date; provided, however, that any exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation deductions, shall be apportioned between two such taxable periods on a daily basis and (B) in the case of other Taxes, the amount of such Taxes that are attributable to the Pre-Closing Tax Period shall equal the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period, and the denominator of which is the total number of days in the Straddle Period, with the remaining portion of any such Tax for a Straddle Period allocated to the Post-Closing Period. Notwithstanding the foregoing provisions of this Section 4.14(b)(iii) all Taxes arising solely as a result of any actions taken by Buyers or their Affiliates (except for BOG) on the Closing Date but after the time of Closing that are outside of the ordinary course of business or not contemplated by this Agreement shall be borne by Buyers, except to the extent such action is taken by any of the Companies solely at the direction of Sellers

(c) Seller Transaction Expenses; Transfer Taxes. Seller Transaction Expenses shall be allocated to a Pre-Closing Tax Period and be for Sellers’ account to the maximum amount permitted by Law. All transfer, documentary, sales, use, stamp, recording, registration, real estate transfer (including RETT) and other similar Taxes and all conveyance fees, recording fees and other similar charges, including, but not limited to any fees or Taxes in connection with the Owned Real Property, excluding VAT which is exclusively governed by Section 1.6 (all including penalties, interest and other charges with respect thereto, collectively, “Transfer Taxes”) payable in connection with the transactions under this Agreement ((for the avoidance of doubt, other than the Pre-Closing Reorganization and transactions under the Intellectual Property Agreement) will be borne by Buyers up to an amount of € 872,000 in case of RETT on German-situs real property, and any excess Transfer Taxes will be borne one-half by Buyers and one-half by Sellers, and Sellers shall indemnify the Companies, the Buyers and or any of their Affiliates from such portion of Transfer Taxes, provided that the limitations pursuant to Section 4.14(f)(A), (C), (D), (E) and (F) shall apply accordingly. All Transfer Taxes payable in connection with the Pre-Closing Reorganization, and any RETT triggered by the direct or indirect sale and transfer of the Bielefeld Real Property (including by the execution of this Agreement) shall be borne by Sellers, and Sellers shall indemnify the Companies, the Buyers or any of their Affiliates therefrom, provided that the limitations pursuant to Section 4.14(f)(i)(A), (C), (D), (E) and (F) shall apply accordingly. Buyers and Sellers shall cooperate with each other and, as required by applicable Law, join in the execution of all necessary Tax Returns and other documentation with respect to any such Taxes. BOG Sellers, BOG Buyer and BOG are aware of the obligations to notify the competent German Tax authorities of the transactions pursuant to Sections 19, 20 German RETT Act (GrEStG) (each such notification, a “RETT Notification”). BOG Sellers shall provide or procure that BOG or Seller’s Affiliates provide the BOG Buyer with any information to be included in the RETT Notifications no later than five (5) Business Days after the Execution Date. BOG Buyer shall notify the competent Tax authority of the execution of this Agreement in accordance with Sections 19, 20 RETT Act within two (2) weeks after the Execution Date, and shall, prior to the submission of such RETT Notification and no later than three (3) Business Days prior to the filing deadline, provide BOG Sellers with a draft of such RETT Notification. BOG Buyer shall further reflect in such RETT Notification any reasonable comments BOG Sellers may provide to BOG Buyer within two (2) Business Days after receipt of the draft, but in any event not later than one (1) Business Day prior to the filing deadline.

(d) Tax Contests.

(i) If any Governmental Entity issues to either Company or to Buyer or any of its Affiliates a notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand or a notice of its intent to audit, examine or conduct another proceeding with respect to Taxes or Tax Returns of any Company or the Transferred Assets for any item that could reasonably be expected to (i) result in a Seller Indemnified Tax, (ii) result in a Tax at BOG Seller 1 level due to the CIT/TT Fiscal Unity, (iii) result in a Tax refund claim of the Sellers pursuant to Section 4.14(h)(i) or (ii) or (iv) if such notice is issued prior to the determination of the Final Closing Statement, be relevant to the determination of the Final Closing Statement (collectively, a “Tax Claim”), Buyers shall notify Sellers of receipt of such Tax Claim from the Governmental Entity promptly and in all events shall use commercially reasonable efforts to do so within fifteen (15) Business Days. Buyers shall not agree to any settlement of such Tax Claim without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed).

(ii) BOG Seller 1 shall have the right, at its sole cost and expense, to participate and give written reasonable instructions to Buyer with regard to the conduct of any audit, litigation, or other proceeding of any Tax Claim with respect to BOG for a Pre-Closing Tax Period (a “German Tax Contest”);

(A) Buyer shall and shall procure (steht dafür ein) that BOG (i) grants Sellers and their advisors (at the cost of BOG Seller 1) the right to participate in or attend any formal meetings with the Tax authorities and to comment in writing on any material written correspondence with the Tax authorities, (ii) request, and shall procure (steht dafür ein) that BOG requests that the relevant Tax auditor provides questions in writing and that such questions be forwarded as soon as reasonably practicable to BOG Seller 1 for BOG Seller 1’s evaluation and comments.

(B) Buyer shall not, and shall procure (steht dafür ein) that BOG shall not, (i) settle, concede or give their consent to the findings of any any all Tax audits relating to any German Tax Contest or (ii) settle any such German Tax Contest without BOG Seller 1’s consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(C) In respect of the conduct of a German Tax Contest, Buyer shall cooperate and follow BOG Seller 1’s lawful and written instructions and shall procure that BOG follows the BOG Seller 1’s written instructions in each phase of such German Tax Contest unless they do not comply with mandatory Law, provided that all costs in that connection shall be covered by BOG Seller 1. As soon as reasonably practicable after a corresponding written request from BOG Seller 1, Buyer shall empower and shall procure (steht dafür ein) that BOG promptly empowers (by specific power of attorney and such other documentation as may be necessary and appropriate and as prepared by BOG Seller 1, at BOG Seller 1’s expense, a reputable law or tax advisory firm elected by BOG Seller 1 to represent BOG in the German Tax Contest (“German Tax Contest Counsel”), provided that Buyer has the right to reject or terminate the client relationship and the grant of the power of attorney to the German Tax Contest Counsel elected by BOG Seller 1 only for material legal or business reasons in which case BOG Seller 1 and Buyer shall agree in good faith on a replacement as proposed by BOG Seller 1, and further provided that German Tax Contest Counsel and BOG Seller 1 shall directly report to the BOG Seller 1 and BOG, and any communication between German Tax Contest Counsel and BOG Seller 1 shall, after consultation between BOG Seller 1 and Buyer, be made through Buyer and BOG.

(D) If such German Tax Contest or instruction is reasonably expected to result in any Tax or Tax disadvantage at the level of either Company, any Buyer or any of their Affiliates for any Post-Closing Tax Period, Buyers and BOG Seller 1 shall negotiate in good faith to resolve any differences on how any such proceeding is conducted and Buyer shall not settle any such German Tax Contest without BOG Seller 1’s consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(iii) Sellers shall have the right, at their sole cost and expense, to participate and give written reasonable instructions to Buyer with regard to the conduct of any audit, litigation, or other proceeding of any Tax Claim, to the extent not covered under Section 4.14(d)(ii), with respect to the Transferred Assets for a Pre-Closing Tax Period (a “Non-German Tax Contest”); provided that if such Non-German Tax Contest or instruction is reasonably expected to result in any Tax or Tax disadvantage at the level of either Company, any Buyer or any of their Affiliates for any Post-Closing Tax Period, Buyers and Sellers shall negotiate in good faith to resolve any differences on how any such proceeding is conducted. Each Party shall not settle any such Non-German Tax Contest without the other Party’s consent (which consent shall not be unreasonably conditioned, withheld or delayed).

(e) Buyer Indemnified German Taxes.

(i) 3a-Items. Subject to occurrence of Closing and the provisions of this Section 4.14, if, within five years after the Closing Date, BOG receives a debt relief that results in a business restructuring gain (Sanierungsertrag) according to Section 3a German Income Tax Act and such business restructuring gain results in a forfeiture of any of the items pursuant to Section 3a para. 3 sent. 2, 3 and 5 German Income Tax Act, Section 15 sent. 1 no. 1a German Corporate Income Tax Act and/or Section 7b para. 3 German Trade Tax Act (the “3a-Items”) at the level of the BOG Seller 1, BOG Buyer shall hold harmless and put BOG Seller 1 in a position as if the § 3a-Items had not been forfeited.

(ii) Reverse Indemnity. Subject to occurrence of Closing and the provisions of this Section 4.14, Buyer shall indemnify BOG Seller 1 for any Taxes attributable to the income of or supplies or services rendered or received by BOG in any Pre-Closing Tax Period imposed on BOG Seller 1 as a result of the CIT/TT Fiscal Unity and/or the VAT Fiscal Unity, if the Buyer has materially failed to comply with any of its covenants, obligations or any other kind of commitment set forth in Section 4.14(d), unless and to the extent such failure has not materially prejudiced Seller’s ability to avoid or mitigate such Taxes.

(iii) Each Tax to be indemnified by BOG Buyer in this Section 4.14(e) is a “Buyer Indemnified German Tax.” BOG Buyer’s liability for Buyer Indemnified German Tax limitations shall be subject to the limitations set forth in Section 4.14(f)(i)(D) and Section 4.14(f)(i)(F) which shall apply accordingly.

(f) Limitations.

(i) Subject to Section 7.5, Sellers’ obligation to indemnify the Buyer Indemnitees for a Seller Indemnified Tax shall not exist if and to the extent:

(A) the Seller Indemnified Tax has been paid to the competent Tax authority (or otherwise settled) before the Closing Date;

(B) the aggregate amount of all Seller Indemnified Taxes does not exceed the aggregate amount of all Tax liabilities, Tax accruals and Tax provisions for Seller Indemnified Taxes which reduced the Final Closing Statement;

(C) the Seller Indemnified Tax has been recovered or can be reasonably recovered against a third party by BOG after the Closing Date, net of costs of Buyers of recovery (other than (i) a claim against the Sellers or any of their Affiliates, it being understood that a claim of BOG against Baxter Deutschland GmbH for the payment of an amount in respect of VAT resulting from the Pre-Closing Reorganization shall also exclude the BOG Seller’s obligation to indemnify the relevant Tax if and to the extent it has been actually settled, and (ii) a claim for which Buyers are under no obligation to seek recovery under the RWI Policy according to Section 7.5(a)), This Section 4.14(f)(i)(C) shall not apply if and to the extent BOG (i) is, despite reasonable efforts, unable to recover the relevant amount within six (6) months after raising the claim for the first time and (ii) assigns the claim to any of Sellers;

(D) the Buyers have materially failed to comply with any of its covenants, obligations or any other kind of commitment set forth in Section 4.14(d), Section 4.14(i) and Section 4.14(j) unless such failure has not materially prejudiced Seller’s ability to avoid or mitigate the Seller Indemnified Tax;

(E) the Seller Indemnified Tax is the direct result of (x) any change in the accounting or taxation practices of BOG (including the methods of submitting Tax Returns) introduced after the Closing Dates or (y) any transaction, action or measures (including the change of any Tax election, the approval or implementation of any reorganization measure, the sale of any asset or any material change in the business activities of BOG) initiated or executed by the Buyers or the Companies or their Affiliates after the Closing Date, if and to the extent such transaction, action or measure has a retroactive effect for Tax purposes on a Pre-Closing Tax Period or on any Seller Indemnified Tax, in each case of (x) and (y), unless and to the extent the action is compelled by Law or GAAP or is implemented with the written approval of any Seller or is required pursuant to a binding commitment entered into by any Company prior to Closing; or

(F) the Seller Indemnified Tax or the underlying event, facts or circumstances correspond or give rise to a reduction of a Tax otherwise payable in particular, but not limited to reciprocal effects (Umkehreffekte) (e.g., due to the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis or assets, a shift of expenses to another period due to non-recognition of liabilities or provisions) that is actually paid to and realized by any Buyer or any of their Affiliates (a “Tax Benefit”) for a Post-Closing Tax Period irrespective of whether the Tax Benefit relates to the same type of Tax or not; each Tax Benefit shall be accounted for only when and to the extent a corresponding Tax Benefit actually materializes within five (5) years of the underlying event, fact or circumstance giving rise to the reduction of Tax. Buyers shall be obligated to inform Sellers without undue delay after receipt of any such Tax Benefit.

(g) Final and Binding Assessment. Any claims under Section 1.5, Section 1.6, Section 2.17, Section 4.14, or Section 4.22 in connection with Section 4.22(c) of the Seller Disclosure Letter, shall be made promptly after the competent Tax authority has issued a Tax assessment notice (provided (x) that failure to give prompt notice shall not relive the indemnifying party of its obligations hereunder and (y) the absence of assessment shall not prevent a claim under Section 1.5) and shall be time-barred upon the later of (i) the lapse of six (6) months following the final and binding assessment (formelle und materielle Bestandskraft) of the respective Taxes and (ii) six (6) months after the applicable statute of limitations with respect to such Taxes and (iii) in respect of Section 1.5, three (3) years after the payment in respect of which a withholding was made but no claim shall be time-barred prior to lapse of six (6) months following the Closing Date. Any claim made prior to the time bar set forth in the preceding sentence shall survive indefinitely.

(h) Refunds and Overstated Tax Provisions or Receivables.

(i) Tax refunds. Subject to occurrence of Closing and the provisions of this Section 4.14, any Tax refunds for the overpayment of Tax relating to any Pre-Closing Tax Period actually received in cash by Buyers, BOG, or any of their Affiliates after the Closing Date in respect of Taxes of the Companies or the Transferred Assets (including, for the avoidance of doubt, any refund of VAT receivables received by BOG) (such Tax refunds, “Tax Refunds”) shall be for the account of Sellers, to the extent the aggregate amount of all such Tax Refunds exceeds the aggregate amount of all Tax receivables and Tax assets which were included in the determination of the Final Closing Statement. Buyer shall pay to Sellers the amount of any such Tax Refund within ten (10) Business Days after its receipt, net of any cost incurred by Buyers attributable to the obtaining and receipt of such Tax Refund and any Taxes on the Tax Refund. Buyers shall be obligated to inform Sellers without undue delay after receipt of any such Tax Refund. A claim of Sellers shall be time-barred upon lapse of three (3) months following such notification. The limitations set forth in Section 4.14(f) shall apply mutatis mutandis to any claims under this Section 4.14(h)(i). Notwithstanding anything to the contrary in this Section 4.14(h)(i), Sellers shall not be entitled to any Tax Refund that arises as the result of a carryback of a loss or other Tax relief that arises in a Post-Closing Tax Period.

(ii) Tax Overprovisions and Tax Overreceivables. Subject to occurrence of Closing the provisions of this Section 4.14, BOG Buyer shall indemnify Sellers for the amount equal to any Tax liability, Tax accrual or Tax provision with respect to BOG included in the determination of the Final Closing Statement, to the extent that (x) the respective Taxes included in this Tax liability, Tax accrual or Tax provision relate to a Pre-Closing Tax Period and (y) exceed the actual Tax charge and therefore would have to be dissolved pursuant to the Accounting Principles (any such Tax liability, Tax accrual or Tax provision a “BOG Tax Overprovision”). BOG Buyer shall pay to Sellers the amount of any such BOG Tax Overprovision within ten (10) Business Days after its receipt, net of any cost (including Taxes) incurred by Buyers, BOG and any of their Affiliates attributable to the obtaining and receipt of such BOG Tax Overprovision. Notwithstanding anything to the contrary in this Agreement, Sellers shall promptly repay to Buyers any such amount Sellers received under this Section 4.14(h)(ii) (including any interest, penalties or other additional amounts imposed by a Tax authority) in the event that such BOG Tax Overprovision is subsequently disallowed or required to be returned to a Tax authority. Sellers shall indemnify Buyers for the amount equal to any Tax receivable with respect to BOG included in the determination of the Final Closing Statement, to the extent that (x) the respective Taxes included in this Tax receivable relate to a Pre-Closing Tax Period and (y) exceed the recovered Tax and therefore would have to be dissolved pursuant to the Accounting Principles (any such Tax receivable a “BOG Tax Overreceivable”). Sellers shall pay to Buyers the amount of any such BOG Tax Overreceivable within 10 Business Days after notification from Buyers, net of any cost (including Taxes) incurred by Sellers and any of their Affiliates attributable to the obtaining and receipt of such BOG Tax Overreceivable. Notwithstanding anything to the contrary in this Agreement, BOG Buyer shall promptly repay to Sellers any such amount Buyers received under this Section 4.14(h)(ii) (including any interest, penalties or other additional amounts imposed by a Tax authority) in the event that such BOG Tax Overreceivable is subsequently disallowed or required to be returned to a Tax authority.

(iii) Straddle Period. The amount of any Tax Refund, BOG Tax Overprovision or BOG Tax Overreceivable for any Straddle Period shall be equitably apportioned between the Buyers and Sellers in accordance with the principles set forth in Section 4.14(b)(iii). Each Party shall be obligated to inform the other Party without undue delay after receipt of any such BOG Tax Overprovision and BOG Tax Overreceivable.

(i) Cooperation. The Parties shall, and shall cause their Affiliates to, (i) reasonably assist in the preparation and timely filing of any Tax Return and in any audit or other proceeding relating to the Companies, (ii) reasonably assist in any audit or other proceeding with respect to the Tax Returns or Taxes of the Companies, (iii) make available any information, records or other documents relating to any Taxes or Tax Returns of the Companies reasonably requested in writing, (iv) provide any information reasonably required and reasonably requested in writing to allow Sellers, Buyers, and their Affiliates to comply with any information reporting contained in the Code or other applicable Laws, in each of the clauses (i) through (iv), solely with respect to Taxes attributable to a Pre-Closing Tax Period, (v) comply with all rights and obligations pursuant to the DPLTA and implement any measures required after the Closing Date for the effective implementation (tatsächliche Durchführung) of the DPLTA in accordance with Sec. 14 para. 1 sent. 1 no. 3 German Corporate Income Tax Act, (vi) implement any measures required under applicable Tax Laws in case of a final and binding non-acceptance of the CIT/TT Fiscal Unity or VAT Fiscal Unity, provided that relating to items (v) and (vi) Buyer Indemnitees will be fully compensated by Sellers for any reasonably incurred external costs (e.g., advisor fees) in connection therewith, and (vii) provide any information required for the filing of any notification with respect to RETT which may arise in connection with the Closing within five (5) Business Days following the Closing Date.

(j) Certain Actions. Notwithstanding anything herein to the contrary, except to the extent required by Law, Buyers and their Affiliates, including BOG, shall not, without the prior written consent of Sellers (which consent shall not be unreasonably withheld, conditioned or delayed) (i) file any amended Tax Returns of the Companies or with respect to the Transferred

Assets for any Pre-Closing Tax Period, (ii) file a Tax Return of the Companies or BOG for a Pre-Closing Tax Period in a jurisdiction where no Tax Returns were filed by the Companies, Sellers or Sellers’ Affiliates, as applicable for such period with respect to the Transferred Assets for such period, (iii) change the tax or financial accounts or accounting practice the Companies with respect to a Pre-Closing Tax Period, (iv) initiate any voluntary disclosure proceedings for the Companies and any Pre-Closing Tax Period, (v) change a transfer pricing policy of the Companies which is in place at the Closing Date with retroactive effect to a Pre-Closing Tax Period or (vi) make any material Tax election or take any other action that has the effect of increasing the amount of Taxes attributable to the Companies or Sellers and their Affiliates in any Pre-Closing Tax Period, in each case, if such action could reasonably (i) result in a Seller Indemnified Tax, (ii) result in a Tax at BOG Seller 1 level due to the CIT/TT Fiscal Unity, (iii) result in a Tax refund claim of the Sellers pursuant to Section 4.14(h)(i) or(ii) or (iv) affect the determination of the Final Closing Statement.

(k) Sole Basis for Tax Claims. Notwithstanding anything to the contrary in this Agreement, the claims, rights and obligations of the Parties and the procedures regarding Tax matters (including rights and obligations of the Parties with respect to indemnification pursuant to this Section 4.14) that are subject of this Section 4.14 shall solely be governed by and limited as provided forth in this Section 4.14, except that Section 7.5, Section 7.7 and Section 7.8 shall apply also to claims under this Section 4.14 (as further specified, as the case may be, in these Sections).

(l) Tax Treatment. The Transactions (except for the Pre-Closing Reorganization) shall be treated as a sale of assets for United States federal and applicable state and local income Tax purposes, unless otherwise required by applicable Law.

Section 4.15 RWI. At or prior to the Closing, Buyers shall deliver to Sellers evidence of the purchase by Buyers of a representations and warranties insurance policy, effective as of the Closing (the “RWI Policy”), together with, at or promptly following the Closing, evidence of the payment of the premium for such RWI Policy. Buyers agree that the RWI Policy shall provide that (a) the insurer shall irrevocably waive and not pursue, directly or indirectly, any claims against Sellers or any of their Affiliates or Representatives (by way of subrogation, claim for contribution or otherwise), other than in the case of Fraud by any such party and then only to the extent of such Fraud, and (b) Sellers and their Affiliates shall be express third-party beneficiaries of such provision. Buyers shall not (and shall cause their Subsidiaries and its Affiliates not to) amend or modify in any respect, or otherwise novate, assign, waive or terminate, the provisions in clauses (a) and (b) of the immediately preceding sentence in a manner adverse to Sellers without the prior written consent of Sellers, which consent shall be in Sellers’ sole discretion. In no event shall the availability of or binding of the RWI Policy be a condition to Closing. The cost of the premiums together with all Taxes and application, underwriting costs, brokerage fees, or similar fees or expenses in connection with the RWI Policy shall be paid by Buyers. Subject to Section 4.6(a), each Seller and the Companies shall provide Buyers such cooperation as is reasonably requested by Buyers and is reasonably necessary to be provided in obtaining and binding the RWI Policy, including additional diligence information to remove or limit any exclusions thereunder. Without limiting the generality of the foregoing, prior to the Closing, the Companies shall deliver to Buyers or their designee four (4) electronic copies of the virtual data room maintained in connection with the Transactions within five Business Days prior to the Closing Date.

Section 4.16 Resignation Letters. At the Closing, Sellers shall use reasonable best efforts to deliver to Buyers written resignation letters, effective as of the Closing Date, of each of the officers who are not Transferred Business Employees and managers or directors of each Company requested by Buyers in writing at least ten (10) Business Days prior to the Closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body) or as officer (although not as an employee unless otherwise so required pursuant to this Agreement) from such Company. For the avoidance of doubt, Sellers shall use reasonable best efforts to deliver to Buyers written resignation letters, effective as of the Closing Date, of all members of the supervisory board of BOG other than the employee representative.

Section 4.17 Pre-Closing Reorganization.

(a) Prior to the Closing, on the terms and subject to the conditions set forth herein, Sellers and certain of their Affiliates (including the Companies) shall, and shall cause their respective Affiliates to, effect, or cause to be effected (or have already effected or caused to be effected, as applicable) at Sellers’ sole cost and expense, all actions, and to do and cause to be done, all things necessary, proper or advisable (subject to applicable Laws) to consummate the Pre-Closing Reorganization in accordance with Section 1.1 of the Seller Disclosure Letter, including the preparation, filing, registration or delivery of filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and obtaining of all regulatory approvals of a Governmental Entity necessary to consummate the Pre-Closing Reorganization; provided, that Sellers shall, and shall cause their Affiliates to, (i) use commercially reasonable efforts to obtain any third party Consent required to consummate the Pre-Closing Reorganization in accordance with Section 4.20(b)) and (ii) subject to applicable Laws, keep Buyers reasonably informed on a regular basis of the status of the Pre-Closing Reorganization and consult with Buyers on the timing, structure, implementation steps and intended Tax treatment of the Pre-Closing Reorganization steps.

(b) Prior to executing any Contract, instrument or other agreement to be executed by the Companies or their Affiliates on or following the Execution Date in connection with the Pre-Closing Reorganization (the “Reorganization Documents”) shall be consistent with the terms and conditions of this Agreement and shall not alter the allocation of Transferred Assets, Assumed Liabilities, Excluded Assets, Excluded Liabilities, Taxes or any other matter addressed in this Agreement, Sellers shall provide Buyers with a reasonable opportunity to review and comment thereon and give due consideration to comments made by Buyers and accept any reasonable comments of Buyers that do not adversely affect Sellers or their Affiliates in any material respect (unless such comments are necessary for Sellers to be in compliance with the other provisions of this Section 4.17). Sellers shall provide copies to Buyers of each executed final Reorganization Document on or prior to the Closing.

(c) Neither the Sellers nor either Company shall make any changes to the Pre-Closing Reorganization or include any provision material in any Reorganization Document that would be reasonably likely to result in any material cost, Tax or generate any Liability or obligation to either Buyer or either Company following Closing without the prior written consent of Buyers (not to be unreasonably withheld, conditioned or delayed).

Section 4.18 Transfer of Bielefeld Employees.

(a) The Parties acknowledge that as part of the Pre-Closing Reorganization, the employment relationships of the Bielefeld Employees, including all rights and obligations thereunder, will be carved out of BOG either (i) by operation of law in accordance with the German rules on the transfer of undertakings pursuant to section 613a BGB (Betriebsübergang), provided that the respective Bielefeld Employees to be transferred do not duly and timely object to the transfer of undertakings pursuant to section 613a para. 6 BGB or, (ii) to the extent Bielefeld Employees to be transferred are not subject to an automatic transfer by operation of law, by way of tripartite agreements to be entered into with effect prior to the Closing Date.

(b) Sellers shall use commercially reasonable efforts to (i) ensure that the Bielefeld Employees shall transfer to a company other than any Company by operation of law and, in particular, do not object to the transfer of their employment relationship or (ii) execute the tripartite agreements with the Bielefeld Employees, as applicable prior to the Closing Date. Further, Sellers shall use commercially reasonable efforts to ensure that none of the Business Employees transfer to any company other than a Company in connection with the envisaged reorganization.

(c) The Parties shall notify each other about any Bielefeld Employee objecting, be it before or after the Closing Date, to the transfer of his/her employment relationship, or otherwise not transferring, under the transfer of undertakings (Betriebsübergang) pursuant to section 613a BGB to a company other than a Company, or, as applicable, refusing to enter into a tripartite transfer agreement (the objecting Bielefeld Employees and the Bielefeld Employees whose transfer to a company other than a Company has failed for other reasons together are referred to as “Failed Transfer Employees”), no later than one week after (i) the Closing Date or (ii) after the objection of any Bielefeld Employee. As regards redundancy payments to Failed Transfer Employees, Buyers and, as the case may be, the Companies, shall consult with Sellers prior to agreeing to pay a severance exceeding the redundancy payment as provided for in the precautionary social plan (Vorsorglicher Sozialplan) dated April 30, 2004 in place at BOG

(d) Prior to executing any agreement or arrangement between any of the Sellers or any of the Companies on the one hand and any works council, trade union or other employee representative body on the other hand, in connection with the Pre-Closing Reorganization, by which any of the Companies shall be bound or which applies to any of the Business Employees or any potential Bielefeld Employee who objects against the transfer of his/her employment relationship or otherwise does not transfer to a company other than a Company, Sellers shall (i) provide Buyers with a reasonable opportunity to review and comment thereon and shall consider such comments in good faith (and Buyers shall provide such comments reasonably promptly following receipt of any proposed terms thereof), (ii) ensure that any such agreement or arrangement properly reflects that the Bielefeld Employees shall be transferred to a company other than a Company and all German Transferred Business Employees remain with BOG and (iii) ensure that no such agreement or arrangement is executed without Buyers’ consent (not to be unreasonably withheld, conditioned or delayed) unless it does not contain any material commitments on the part of the Companies for the period post-Closing. Sellers shall ensure that Buyers are reasonably informed regarding any respective negotiations on a regular basis.

Section 4.19 Insurance Coverage.

(a) As of the Closing Date, the coverage under all Insurance Policies (including all captive and self-insurance programs) shall continue in force for the benefit of the Sellers and their Affiliates only and shall cease with respect to any acts, events, facts, circumstances, matters, incidents or omissions involving the Companies or the Business that occur on or after the Closing (“Post-Closing Insurance Matters”). Buyers shall arrange for coverage under its own insurance policies or self-insurance covering all periods from and after the Closing and shall not seek, through any means, to benefit from any Insurance Policies with respect to any Post-Closing Insurance Matters.

(b) From and after the Execution Date, for any qualifying claims arising from acts, events, facts, circumstances, matters, incidents or omissions involving the Companies or the Business or the Transferred Assets that arose prior to the Closing (“Pre-Closing Occurrences”, and such claims, “Qualifying Claims”), Buyers shall continue to have access to the benefits available under any of Sellers’ occurrence-based Insurance Policies (excluding any “captive” insurance policy or self-insurance) (the “Occurrence-Based Policies”). Upon Buyers’ written request and at Buyers’ sole cost and expense, Sellers shall use commercially reasonable efforts to make and pursue any Qualifying Claim under the applicable Occurrence-Based Policy; provided, that such Qualifying Claim is eligible to be submitted in accordance with the terms and conditions of the applicable Occurrence-Based Policy. To the extent that insurance proceeds in respect of any such Qualifying Claim are recovered by a Seller, such Seller shall remit the amount of such proceeds to Buyers promptly after such recovery; provided, that Buyers shall reimburse Sellers promptly upon request for all reasonable out-of-pocket and documented costs or expenses incurred by Sellers in connection with making or pursuing any Qualifying Claim made at Buyers’ request, including the costs of filing a claim and any out-of-pocket costs that are or become payable by Seller under such Occurrence-Based Policies as a result of such Qualifying Claim.

(c) Notwithstanding the foregoing, Sellers shall not be required to submit claims in respect of Losses for any Pre-Closing Occurrence that would not reasonably be expected to exceed $250,000 in the aggregate.

(d) Buyers and Sellers will cooperate reasonably to maximize insurance recoveries under the Occurrence-Based Policies for the benefit of all Parties with respect to Pre-Closing Occurrences.

(e) Seller shall assist with reasonable requests from Buyers to provide Buyers with information reasonably necessary for Buyers to arrange an insurance program for the Business post-Closing.

(f) Buyers, at their own discretion and sole expense, may order preliminary title reports from a nationally recognized title company (the “Title Company”) with respect to any of the Owned Real Property (the property covered by such reports being referred to herein as the “Titled Property”). Sellers and their relevant Affiliates shall use commercially reasonable efforts in cooperating with Buyers and the Title Company in connection with the compilation, review and examination of title to the Owned Real Property and in connection with Buyers’ efforts to obtain title insurance policies pursuant thereto on behalf of itself and/or its lender, including by providing, at Buyers’ expense, customary affidavits, indemnities and other similar instruments as are reasonably required by the Title Company for the deletion of any standard or printed exceptions in any title insurance policies issued pursuant thereto that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state or province in which the Titled Property which is the subject of such a title insurance policy is located. Such cooperation by Sellers and their Affiliates shall include providing Buyers and the Title Company copies of, with respect to Owned Real Property, reasonably requested existing surveys, maps, existing title reports and title insurance policies and using commercially reasonable efforts to provide true and complete copies of the encumbrance documents identified therein, to the extent the same are not publicly available.

Section 4.20 Commingled Contracts; Transferred Contracts.

(a) Buyers acknowledge that Sellers and their Affiliates may be, as of the Execution Date, parties to certain Contracts that relate to both the Business and other businesses of Sellers and their Affiliates (other than the Companies) with respect to services other than the Excluded Services (such Contracts, other than the Contracts set forth on Section 4.20(a) of the Seller Disclosure Letter, the “Commingled Contracts”). To the extent that the Parties identify any Commingled Contract that relates to the Business or the Retained Business in any material respect, as the case may be, during the period prior to the Closing and for a period of twelve months after the Closing, Sellers shall (with respect to such Commingled Contracts that are not Transferred Contracts), and shall cause their Affiliates to, and Buyers shall (with respect to such Commingled Contracts that are Transferred Contracts), use commercially reasonable efforts to either (i) assist the other Party in negotiating and entering into replacement contracts, contract rights, bids, purchase orders or other agreements or arrangements with respect to the Business or the Retained Business and any third party which is a counterparty to a Commingled Contract that replicates as nearly as reasonably practicable the rights and benefits of the portion of such Commingled Contract related to the Business or the Retained Business, as the case may be, including the split and novation of such Commingled Contract, (ii) assign the rights and obligations under such Commingled Contract related to the Business to a Buyer (or such Person as such Buyers nominate) or assign the rights and obligations of a Commingled Contract that is a Transferred Contract related to the Retained Business to a Subsidiary of Seller Parent, in each case, to the extent permitted by applicable Law and the terms of such Commingled Contract or (iii) establish reasonable and lawful arrangements designed to provide a Buyer (or such person as such Buyer nominates) the rights and obligations under such Commingled Contract related to the Business that is not a Transferred Contract and Sellers or their Affiliates the rights and obligations under such Commingled Contract related to the Retained Business on substantially similar terms (including any economic or operational terms) to those contained in such Commingled Contract, including pursuant to the Transition Services Agreement; provided, however, that Sellers and Buyers make no representation or warranty that any third party will agree to enter into any such Contract, contract right, bid, purchase order or other agreement with the other Party on the existing terms of the applicable Commingled Contract or at all. Without limiting the generality of the foregoing, at the request of Buyers, promptly following the Execution Date (x) Sellers shall send parties to any Commingled Contracts a notice of split and assignment (or request for consent thereto) in a form reasonably acceptable to Buyers and (y) Sellers shall cause their employees and personnel responsible for relationships with counterparties to such Commingled Contracts to request such counterparty’s consent to any split and assignment. Notwithstanding anything contained in this Section 4.20 to the contrary, no Buyer, Seller or any of their respective Affiliates shall be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to fulfill its obligation under this Section 4.20.

(b) With respect to Transferred Contracts to which a Company is not a party and Contracts that require a notice or consent in connection with the Transactions, reasonably promptly following the Execution Date, (x) Sellers shall send to parties to such Contracts (including any Excluded Contracts) a notice of assignment or, as applicable, a notice of change of control (or, to the extent required by the terms of such Contract, request for consent thereto) in a form reasonably acceptable to Buyers and (y) Sellers shall cause their employees and personnel responsible for relationships with counterparties to such Contracts to request such counterparty’s consent to the contemplated assignment or change of control, to the extent consent is required. If any Consent necessary to preserve any right or benefit under, or to effect such a transfer under any Transferred Contract (or any other Contract that requires a notice or consent in connection with the Transaction), is not obtained prior to the Closing, Sellers and Buyer shall, subsequent to the Closing and for a period of twelve (12) months thereafter, cooperate in attempting to obtain such Consent as promptly thereafter as practicable. If any such Consent is not obtained, Sellers shall provide Buyers and the Companies, or Buyers and the Companies shall provide Sellers, as applicable, with the rights and benefits of the affected Contract for the term thereof, including by entering into any arrangements reasonably requested by Buyers or Sellers, as applicable, to effect the economic and operational equivalent of the receipt of such Consent as of the Closing.

Section 4.21 Wrong Pockets.

(a) If, following Closing and prior to the two-year anniversary of the Closing, Buyers or either Company (i) except to the extent reflected or otherwise taken into account in the Final Cash Consideration, receives a payment with respect to an Excluded Asset or correspondence intended for the Retained Business or (ii) becomes aware that it owns any Excluded Asset or retained, assumed or otherwise remains or becomes liable for any Excluded Liability, Buyers shall or shall cause the applicable Company to promptly inform Sellers of that fact in writing. Thereafter, at the request of Sellers (in the case of any Excluded Asset) or Buyers (in the case of any Excluded Liability), Buyers and Sellers shall undertake, as applicable, (A) to reimburse and/or cause the applicable Company to reimburse Sellers or their relevant Affiliate the amount referred to in clause (i) above or deliver such correspondence to Sellers or (B) to execute and/or cause applicable Company to execute such documents as may be reasonably necessary to procure the transfer of any such Excluded Asset or assumption of such Excluded Liability to or by the applicable Seller or its Affiliate for no consideration.

(b) If, following Closing and prior to the two-year anniversary of the Closing, Sellers or any of their Affiliates (i) receives a payment with respect to any Transferred Asset or correspondence intended for the Business or (ii) becomes aware that it owns any Transferred Asset or retained, assumed or otherwise remains or becomes liable for any Assumed Liability, Sellers shall, or shall cause such Affiliate to, promptly inform Buyers of that fact in writing. Thereafter, at the request of Buyers (in the case of any Transferred Asset) or Sellers (in the case of any Assumed Liability), Buyers and Sellers shall undertake, as applicable, (A) to reimburse and/or cause their relevant Affiliate to reimburse the applicable Company the amount referred to in clause (i) above or deliver such correspondence to Buyers or (B) to execute and/or cause their relevant Affiliate to execute such documents as may be reasonably necessary to procure the transfer of any such Transferred Asset or the Assumption of any such Assumed Liability, to or by the applicable Company for no consideration.

(c) Without limiting Section 4.21(a) and Section 4.21(b), from and after the Closing until the second (2nd) anniversary of the Closing Date, Seller shall, at no cost to Buyers, transfer to Buyers any asset owned by and in the possession or control of Seller Parent or its Subsidiary to the extent that the failure of Seller or its Subsidiary to transfer, or otherwise grant such access or use to, such asset as of the Closing resulted in a breach, as of the Closing, of any of the representations and warranties of Seller contained in Section 2.21(b).

Section 4.22 Intercompany Balances and Intercompany Agreements.

(a) Immediately prior to the Closing (or prior thereto, if so determined by Sellers), all intercompany balances and accounts between Sellers and any of their Affiliates (other than the Companies), on the one hand, and either Company, on the other hand shall be settled or otherwise eliminated (be it as payments in cash or as non-cash payments) in such a manner as Sellers shall determine in their sole discretion (including, if so determined by Sellers, by Sellers or any of their Affiliates removing from any Company any or all Cash or funds from cash pools by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise), provided that any existing or expected claims of BOG against BOG Seller 1 for loss compensation under the DPLTA (Verlustausgleichsanspruch) and existing or expected obligations of BOG to transfer profits to BOG Seller 1 under the DPLTA (Gewinnabführungspflicht) for the period commencing upon the beginning of BOG’s fiscal year 2022 and ending upon the Effective Time, as the case may be, shall be settled in a way which ensures that the CIT/TT Fiscal Unity for German tax purposes has been and will remain recognized for German tax purposes for all periods up to the Effective Time, including by way of payment or prepayments (Vorabgewinnabführung / Vorabverlustausgleich) (be it as payments in cash or as non-cash payments) to the extent legally permissible and in accordance with Section 4.22 of the Seller Disclosure Letter. Intercompany balances and accounts solely among any of the Companies shall not be affected by the above provisions of this Section 4.22.

(b) Immediately prior to the Closing (or prior thereto, if so determined by Seller Parent), except for any Ancillary Agreements to be entered into in connection with this Agreement, the DPLTA, any Excluded Contracts, if still applicable, and any arrangements, understandings or Contracts set forth in Section 4.22 of the Seller Disclosure Letter, the Company and Sellers shall, and shall cause each relevant other party, as applicable, to, take all actions necessary to terminate, and shall cause to be terminated, each Intercompany Agreement without further payment or performance and each Intercompany Agreement shall cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder. Sellers shall provide Buyers with a reasonable opportunity to review and comment on the form of agreement to terminate such Intercompany Agreements and give due consideration to reasonable comments made by Buyers. For the avoidance of doubt, this Section 4.22(b) shall not apply with respect to the termination of or claims under the DPLTA.

(c) Section 4.22 of the Seller Disclosure Letter sets forth further obligations of the Parties in connection with the DPLTA, in particular its termination and the settlement of claims thereunder.

Section 4.23 Business Guarantees.

(a) At or prior to the Closing, Buyers and Sellers shall cooperate to arrange for, at Buyers’ sole expense, substitute letters of credit, surety bonds, guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other similar contractual obligations entered into by or on behalf of Seller Parent or any of its Affiliates (other than the Companies) to the extent in connection with the Transferred Assets or the Assumed Liabilities (the “Business Guarantees”) on terms and conditions substantially similar to those obligations being replaced, and Buyers shall, or shall cause their Affiliates to, assume all obligations under each Business Guarantee to the extent they relate to the Transferred Assets or the Assumed Liabilities, obtaining from the creditor or other counterparty, to the extent practicable, a full and irrevocable release of Seller Parent or any of its Affiliates (other than the Companies) that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Business Guarantees to the extent they relate to the Transferred Assets or the Assumed Liabilities; provided, that no Party shall be obligated to expend any funds or agree to any modification of any of such contractual obligations to obtain such release. Buyers further agree that to the extent Seller Parent or any of its Affiliates incurs any cost or expense, or is required to make any payment, or is subject to any Action, in connection with such Business Guarantees on or after the Closing, Buyers shall hold Seller Parent and its Affiliates harmless against, and reimburse Seller Parent and its Affiliates for, any and all such Liabilities or amounts paid to the extent such Liabilities arise out of or relate to any Business Guarantee and are incurred by Seller Parent or any of its Affiliates after the Closing, and shall in any event promptly after written demand therefor from Seller Parent, reimburse Seller Parent and any of its Affiliates to the extent that any Business Guarantee is called upon and Seller Parent or any of its Affiliates makes any such payment or incurs any such Liability in respect of any such Business Guarantee. For any Business Guarantees for which Buyers or any of their Affiliates, as applicable, is not substituted in all respects relating to the Transferred Assets or the Assumed Liabilities for Seller Parent and its Affiliates (or for which Seller Parent and its Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Seller Parent and its Affiliates to be fully released in respect thereof), Buyers shall and shall cause their Affiliates to continue to use their reasonable best efforts to effect such substitution or termination and release after the Closing or, at Buyers’ election (without any obligation of Buyers to do so), Buyers may cause to be provided cash collateral or other customary credit support to Seller Parent or its applicable Affiliates in an amount equal to 100% of the maximum potential amount that may be called upon under any Business Guarantees for which Seller Parent and its Affiliates are not fully released (in which case, the sole recourse of Seller Parent and its Affiliates for any reimbursement obligations described in the immediately preceding sentence with respect to such Business Guarantee shall be to draw on such cash collateral or other customary credit support, and Buyers shall have no further obligations hereunder with respect to such Business Guarantee). Without limiting the foregoing, neither Buyer nor any of their Affiliates shall extend or renew any Contract containing or underlying a Business Guarantee unless, prior to or concurrently with such extension or renewal, a Buyer or its Affiliates are substituted in all respects relating to the Transferred Assets or the Assumed Liabilities for Seller Parent and its Affiliates, and Seller Parent and its Affiliates are fully released, in respect of all Liabilities relating to the Transferred Assets or the Assumed Liabilities under such Business Guarantees or Buyers have caused to be provided cash collateral or other customary credit support as described above with respect to such Business Guarantee. For the avoidance of doubt, upon any termination of any Business Guarantee subject to cash collateral or other customary credit support, or reduction in the maximum potential amount that may be called upon under such Business Guarantee, any cash collateral or other credit support shall be returned or reduced, as applicable, such that, with respect to any Business Guarantee, the cash collateral or other customary credit support provided by Buyers is in no event greater than 100% of the maximum potential amount that may be called upon thereunder.

(b) At or prior to the Closing, Sellers shall, arrange for, at Sellers’ sole expense, substitute letters of credit, surety bonds, guarantees, advance payment guarantees, and other obligations to replace the outstanding letters of credit, surety bonds, guarantees, advance payment guarantees and other similar contractual obligations entered into by or on behalf of the Companies to the extent in connection with the Excluded Assets and Excluded Liabilities (the “Retained Business Guarantees”) on terms and conditions substantially similar to those obligations being replaced and the Sellers shall assume all obligations under each Retained Business Guarantee to the extent they relate to the Excluded Assets or the Excluded Liabilities, obtaining from the creditor or other counterparty, to the extent practicable, a full and irrevocable release of the Companies that are liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other Liabilities to a counterparty in connection with the Retained Business Guarantees to the extent they relate to the Excluded Assets or the Excluded Liabilities, provided, that no Party shall be obligated to expend any funds or agree to any modification of any of such contractual obligations to obtain such release. Sellers further agree that to the extent Buyers, the Companies or any of their Affiliates incur any cost or expense, or is required to make any payment, or is subject to any Action, in connection with such Retained Business Guarantees on or after the Closing, Sellers shall hold Buyers, the Companies and their affiliates harmless against, and reimburse Buyers, the Companies and their Affiliates for, any and all such Liabilities or amounts paid to the extent such Liabilities arise out of or relate to any Retained Business Guarantee and are incurred by Buyers, the Companies or any of their Affiliates after the Closing, and shall in any event promptly after written demand therefor from Buyers, reimburse Buyers, the Companies and any of their Affiliates to the extent that any Retained Business Guarantee is called upon and Buyers, the Companies or any of their Affiliates makes any such payment or incurs any such Liability in respect of any such Retained Business Guarantee. For any Retained Business Guarantees for which Sellers or any of their Affiliates, as applicable, is not substituted in all respects relating to the Excluded Assets or the Excluded Liabilities for

Buyers, the Companies and their Affiliates (or for which Buyers, the Companies and their Affiliates are not fully released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with Buyers, the Companies and their Affiliates to be fully released in respect thereof), Sellers shall and shall cause their Affiliates to continue to use their reasonable best efforts to effect such substitution or termination and release after the Closing or, at Sellers’ election (without any obligation of Sellers to do so), Sellers may cause to be provided cash collateral or other customary credit support to Buyers, the Companies or their applicable Affiliates in an amount equal to 100% of the maximum potential amount that may be called upon under any Retained Business Guarantees for which Buyers or the Companies and their Affiliates are not fully released (in which case, the sole recourse of Buyers and their Affiliates for any reimbursement obligations described in the immediately preceding sentence with respect to such Retained Business Guarantee shall be to draw on such cash collateral or other customary credit support, and Sellers shall have no further obligations hereunder with respect to such Business Guarantee). Without limiting the foregoing, none of Sellers, the Companies or any of their Affiliates shall extend or renew any Contract containing or underlying a Retained Business Guarantee unless, prior to or concurrently with such extension or renewal, Sellers or their Affiliates are substituted in all respects relating to the Excluded Assets or the Excluded Liabilities for Buyers, the Companies and their Affiliates, and Buyers, the Companies and their Affiliates are fully released, in respect of all Liabilities relating to the Excluded Assets or the Excluded Liabilities under such Business Guarantees or Sellers have caused to be provided cash collateral or other customary credit support as described above with respect to such Retained Business Guarantee. For the avoidance of doubt, upon any termination of any Retained Business Guarantee subject to cash collateral or other customary credit support, or reduction in the maximum potential amount that may be called upon under such Retained Business Guarantee, any cash collateral or other credit support shall be returned or reduced, as applicable, such that, with respect to any Retained Business Guarantee, the cash collateral or other customary credit support provided by Sellers is in no event greater than 100% of the maximum potential amount that may be called upon thereunder.

Section 4.24 Litigation Support. For a period of two (2) years following the Closing, in the event and for so long as Buyers or Sellers, or their respective Affiliates, as applicable, is prosecuting, contesting or defending any Action, other investigation, charge, claim or demand by a third party (including any Governmental Entity) in connection with (a) the Transactions, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Companies or the Business (in the case of Buyers) or the Retained Business (in the case of Sellers) or undergoing any audit or preparing audited financial statements, the other Party shall, and shall cause its Affiliates and its and their respective employees to, use commercially reasonable efforts to cooperate with any requests by such first Party and its counsel at the expense of the first such Party as shall be reasonably necessary in connection with such prosecution, contest or defense, including making reasonably available its personnel, and providing such testimony and access to its books and records during normal business hours and in a manner that does not interfere with such other Party’s business; provided, that the first Party shall treat all such information as confidential and hereby waives any right to use such information for any purpose other than in connection with such Action, other investigation, charge, claim or demand by a third party; and provided, further that no Party shall be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection or that are trade secrets (provided, that such Party shall use its reasonable efforts to allow for such disclosure (or as much of it as possible) in a manner that would not result in a loss of attorney-client privilege or attorney work-product protection or that would not jeopardize such trade secret).

Section 4.25 Use of Seller Marks. Buyers acknowledge and agree that (a) Sellers and their Affiliates (other than the Companies) are retaining all rights, title and interest in and to the Seller Marks and (b) except as provided in the following sentence, neither Buyer nor any of their Affiliates (including, following the Closing, the Companies) will have any right to use any or display of the Seller Marks following the Closing. To the extent any Seller Marks were used or displayed in connection with the Business immediately prior to the Closing, the Companies may continue, for a period of time not to exceed twelve (12) months after the Closing Date (the “Transitional Period”), to use and display such Seller Marks in connection with the Business in substantially the same manner as they were used or displayed immediately prior to the Closing; provided that, with respect to company names, corporate names, trade names or “doing business as” filings, the Companies may only use the Seller Marks as such Seller Marks are currently used in such names or filings and only to the extent permitted by Section 4.26. As soon as reasonably practicable after the Closing Date, but in any event prior to the expiration of the Transitional Period, Buyers shall, and shall cause their Affiliates (including the Companies) to, cease all use or display of all Seller Marks, including by removing the Seller Marks from (i) any and all exterior signs and other identifiers located on or attached to any property, buildings, vehicles, signs or premises used in connection with the Business, (ii) all externally-facing or externally-distributed letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, websites, promotional materials, marketing collateral, advertisements and other communications media or materials of any kind used in the Business which are held by or under the control of the Buyers or their Affiliates (including the Companies) (collectively, “Business Materials”) and (iii) except to the extent required pursuant to Section 4.26, any company name, corporate name, or trade name of, or “doing business as” filing used by, the Companies. Buyers and their Affiliates (including the Companies) (A) shall ensure that all products and services provided in connection with the Seller Marks (and all Business Materials containing a Seller Mark) during the Transitional Period are of a level of quality equal to or greater than the quality of goods and services with respect to which Seller and its Affiliates used the Seller Marks prior to the Closing, (B) shall not modify the Seller Marks or any Business Materials containing the Seller Marks used prior to the Closing in any respect, and (C) at Seller’s request, shall provide appropriate documentation to confirm compliance with the foregoing. Buyers and their Affiliates (including the Companies) agree that all goodwill arising from any use or display of the Seller Marks by Buyers or their Affiliates (including the Companies) will inure solely to the benefit of Seller and its Affiliates. Neither the Buyer nor any of their Affiliates (including the Companies) shall (x) contest the ownership or validity of any rights of the Sellers or any of their Affiliates in or to the Seller Marks, (y) adopt, register, or attempt to register, any of the Seller Marks in any jurisdiction or (z) expressly or by implication, do business as or represent itself as a Seller or an Affiliate of Sellers. Notwithstanding anything to the contrary in this Section 4.25 or in Section 4.26, Buyers or the Companies may use the name of Sellers in a descriptive or factually accurate manner or where such use constitutes fair or other permitted non-trademark use under applicable Law, including to describe the historical relationship of the Business to the Seller and its Affiliates. For six (6) months after the Closing, the Sellers and their Affiliates shall display on their websites and in social media, in the locations previously addressing the Business, a mutually-agreed statement about the Transactions and a link to all websites and other social media venues designated by Buyers.

Section 4.26 Seller Market Authorizations; Company Names.

(a) From the Closing Date until the completion of the transfer of all Seller Market Authorizations to Sellers or their Affiliates following the Closing (the “MAH Transfer Period”), Buyers shall not, and shall not permit any of their Subsidiaries or Affiliates to, (A) change or amend the name of BOG in any manner or (B) directly or indirectly take any action that would reasonably be expected to result in the cancellation or violation of the Seller Market Authorizations. In addition to and in no way limiting the services set forth in the Transition Services Agreement, promptly following the Execution Date, and in any event prior to the completion of the Pre-Closing Reorganization, the Parties shall use their respective reasonable best efforts to agree on the form of a license agreement with respect to the Seller Market Authorizations, which shall be entered into in connection with the Pre-Closing Reorganization substantially on the terms set forth in Section 4.26(a) of the Seller Disclosure Letter, to allow for the orderly transition of the Seller Market Authorizations to Sellers and their Affiliates following the completion of the Pre-Closing Reorganization.

(b) Promptly following the MAH Transfer Period (or upon Sellers’ earlier written request), Buyers shall, and shall cause their Subsidiaries or Affiliates to, promptly execute and deliver, or cause to be executed and delivered, such documents and other instruments and take, or cause to be taken, any such actions as may be reasonably required, including the adoption of a shareholder’s resolution of BOG and the filing for the registration with the competent commercial register, to change the name of BOG such that it no longer includes the word “Baxter” or any other reference to Sellers or their Affiliates.

(c) Promptly following the Closing, Buyers shall, and shall cause their Subsidiaries or Affiliates to, promptly execute and deliver, or cause to be executed and delivered, such documents and other instruments and take, or cause to be taken, any such actions as may be reasonably required, including the filing of a certificate of amendment to the certificate of formation of BPS with the Secretary of State of Delaware and amending the Organizational Documents of BPS, to change the name of BPS such that it no longer includes the word “Baxter” or any other reference to Sellers or their Affiliates.

Section 4.27 Ancillary Agreements; Transition Committee.

(a) Prior to the Closing, Buyers and Sellers shall cooperate in good faith to discuss and agree to mutually acceptable supplements to the forms of the Ancillary Agreements attached hereto as Exhibits in the form of schedules, annexes or exhibits thereto, in each case to the extent such supplements are necessary to reflect the business arrangements or other matters contemplated by such forms to be in effect under such Ancillary Agreements as of immediately following the Closing. For the avoidance of doubt, each Ancillary Agreement in substantially the form attached hereto (with such changes as shall be mutually agreed prior to the Closing by Buyers and Sellers) shall be the operative version of such Ancillary Agreement entered into by the Parties as of the Closing, except to the extent supplemented by such supplements that are mutually agreed by Buyers and Sellers prior to the Closing.

(b) Without limiting the generality of Section 4.27(a), the services to be provided to Buyers or the Companies under the Transition Services Agreement and identified in the schedules to the Transition Services Agreement prior to the Execution Date shall be included in the Transition Services Agreement, unless Buyers determine to exclude any such service or unless they are subject to the “Service Limitations” (as set forth in the form of Transition Services Agreement in effect on the date hereof unless otherwise agreed to by the Parties). Within ten (10) Business Days of the Execution Date, Buyers and Sellers shall constitute the Transition Committee (as defined in the form of the Transition Services Agreement attached hereto as Exhibit C). Between the Execution Date and the Closing, the Transition Committee shall meet at least once every other week and shall be responsible for the matters set forth in Section 4.27(b) of the Seller Disclosure Letter.

(c) From the Execution Date until the Closing, and subject to applicable Law, Buyers and Sellers shall use their commercially reasonable efforts to complete the actions set forth on Section 4.27(c) of the Seller Disclosure Letter, and Buyers and Sellers shall cooperate in good faith to discuss necessary actions in connection with integration planning and the implementation thereof. For the avoidance of doubt, any failure to take any such actions shall not be factored into the determination of Indebtedness to the extent such actions are not reflected in the Capex Budget, and to the extent any such actions result in capital expenditures in respect of the European Union GMP Annex 1 project reflected in the Capex Budget in excess of the aggregate amount reflected therein in respect of such project for the relevant time period prior to the Closing, such excess amount shall reduce the amount of Indebtedness as defined in item 7 of Section A.7 of the Seller Disclosure Letter on a dollar-for-dollar basis.

Section 4.28 Further Assurances. The Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

Section 4.29 Financing Matters.

(a) BPS Buyer shall use its reasonable best efforts to consummate and obtain the Equity Financing and the Debt Financing, including using reasonable best efforts to: (i) cause the Equity Financing Sources to maintain in effect the Equity Commitment Letters, (ii) maintain in effect the Debt Commitment Letter (provided that the Debt Commitment Letter may be amended, supplemented, modified and replaced as permitted below), (iii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”), consistent with the terms and conditions contained in the Debt Commitment Letter or on other terms satisfactory to BPS Buyer or otherwise not less favorable to BPS Buyer (as determined by BPS Buyer in good faith), than the terms and conditions contained in the Debt Commitment Letter, (iv) satisfy on a timely basis, or obtain a waiver of, all conditions applicable to such Financing that are applicable to BPS Buyer and within BPS Buyer’s control and (v) enforce its rights under the Debt Commitment Letter.

(b) BPS Buyer shall not, without the prior written consent of Sellers: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters or the Definitive Agreements if such amendment, modification, waiver or remedy (A) adds new (or expands or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing in a manner that would materially delay or prevent funding of the Financings on the Closing Date, (B) reduces the amount of the Financing to be funded on the Closing Date; (C) would be reasonably expected to make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (D) adversely affects the ability of BPS Buyer to enforce its rights against any of the other parties to the Commitment Letters; provided that no consent of Sellers shall be required (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar creditworthy (as determined by BPS Buyer in good faith) entities that have not executed the Debt Commitment Letters as of the Execution Date and to assign or reassign or reallocate commitments or roles to such additional lenders, lead arrangers, bookrunners, syndication agents or similar entities and to grant customary rights in connection therewith, and other technical or ministerial changes related thereto, or (y) for any replacement of the Debt Financing contemplated by Section 4.29(c) below. Buyers shall promptly furnish to Sellers true and complete copies of any amendment, supplement or modification to, or any written waiver of any provision or remedy under, the Debt Commitment Letter.

(c) In the event that any portion of the Debt Financing becomes unavailable and such portion is reasonably required to satisfy all of BPS Buyer’s obligations under this Agreement and under the Commitment Letters required to be paid on the Closing Date, BPS Buyer will (i) use its reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with Cash Equity and the available portion of the Debt Financing, to satisfy all of BPS Buyer’s obligations under this Agreement and under the Commitment Letters required to be paid on the Closing Date) from the same or other sources on terms and conditions not materially less favorable (taken as a whole) to BPS Buyer (as determined by BPS Buyer in good faith) than those contained in the Debt Commitment Letter and in any event that do not expand in any material respect the conditions to the funding of the Debt Financing and (ii) promptly notify Sellers and the Companies of such unavailability. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question). Upon the request of the Sellers, BPS Buyer shall inform the Sellers in reasonable detail of the status of its efforts to arrange the Debt Financing. BPS Buyer shall reasonably promptly notify Sellers and the Companies in writing of any breach, termination, repudiation or default received in writing by any party to any Commitment Letter or any Definitive Agreement of which the BPS Buyer has knowledge or the receipt of any written notice or other written communication from any Lender, Equity Financing Source, or other financing source with respect to any breach, default, termination or repudiation by any party to any Commitment Letter or any Definitive Agreement of any provision thereof of which the BPS Buyer has knowledge; provided, however, that nothing in this sentence or the immediately preceding sentence shall require BPS Buyer to disclose any information that is subject to the attorney client or work product privilege.

Section 4.30 Financing Cooperation.

(a) Each of the Companies and the Sellers shall use its reasonable best efforts to provide and shall use its reasonable best efforts to cause its respective Subsidiaries and their respective officers, employees, advisors and other representatives, to provide, in each case at the sole cost of BPS Buyer, with such cooperation and assistance as is customary or reasonably requested by BPS Buyer in connection with arranging and/or obtaining the Debt Financing, including using reasonable best efforts with respect to:

(i) the delivery, at least four (4) Business Days prior to the Closing Date, of all documentation and other information about each of the Companies as is reasonably requested in writing by BPS Buyer (including on behalf of the Debt Financing Sources) at least nine (9) Business Days prior to the Closing Date and required to be delivered pursuant to applicable “beneficial ownership,” “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230); and

(ii) assisting BPS Buyer with the (x) pledging and perfection of collateral and (y) provision of guarantees, in each case, supporting the Debt Financing, including assisting BPS Buyer with BPS Buyer’s preparation of the Debt Financing Documents; provided that no pledge or guarantee shall be effective until the Closing.

(b) Notwithstanding anything to the contrary herein, (A) nothing herein shall require such cooperation or other action by any of the Sellers or the Companies to the extent it would unreasonably interfere with the ongoing operations of Sellers, the Companies or any of their Subsidiaries, (B) (1) none of Sellers, the Companies or their Subsidiaries or their respective Representatives shall be required to execute, approve or deliver any definitive financing documents, certification, instrument or agreement, or make any representation to BPS Buyer, any of its Affiliates, any lender, agent or lead arranger to any Debt Financing or any other person in connection with any Debt Financing (it being understood that any officer or director of any of the Companies or any of their Subsidiaries that will remain an officer or director after the Closing may, at the request of BPS Buyer in connection with any Debt Financing, execute, approve or deliver documents that will be effective only at or after the Closing (but subject to the occurrence of the Closing)), and (2) no Representative of the Companies or their respective Affiliates shall be required to deliver any certificate or take any other action pursuant to this Section 4.30 to the extent doing so could reasonably be expected to result in personal liability to such representative, (C) none of the Companies or their Subsidiaries or any of their respective Affiliates or any of their respective equityholders or governing bodies shall be required to authorize or pass any resolutions or consents to approve or authorize the execution of any definitive financing documents, certification, instrument or agreement in connection with any Debt Financing (it being understood that any director of any of the Companies or any of their Subsidiaries that will remain a director after the Closing may, at the request of BPS Buyer in connection with any Debt Financing, execute resolutions or consents that will be effective only at or after the Closing (but subject to the occurrence of the Closing)), (D) nothing herein shall require such cooperation to the extent it would reasonably be expected to (1) conflict with or violate any applicable Law or result in a breach of, or a default under, any material contract to which any of the Sellers or the Companies or their respective Affiliates is a party that was not entered into for the purpose of avoiding performance under this Section 4.30 or (2) violate any obligation of confidentiality (not created in contemplation hereof) binding on any of the Sellers or the Companies or their respective Affiliates or disclose any information that is legally privileged, (3) breach, waive or amend any terms of this Agreement or (4) cause any condition to the Closing set forth in Sections 5.1 and 5.2 to not be satisfied, (E) none of the Companies, their Subsidiaries or their respective Representatives shall be required to seek any amendment, waiver, consent or other modification under any indebtedness, (F) none of Sellers, the Companies or their respective Affiliates shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with the Debt Financing prior to the Closing (other than as are expressly reimbursable or payable by BPS Buyer) and (G) other than as required by Section 4.32, none of Sellers or the Companies shall be required to prepare or deliver any financial statements other than financial statements that are prepared in the ordinary course or any financial information, financial projections or pro forma financial information.

(c) Sellers hereby consent, and shall cause the Companies to consent, to the use or display by Buyers during the period beginning on the Execution Date and ending at the Effective Time of the Companies’ or Seller Parent’s trademarks or logos that were used or displayed in connection with the Business as of the Execution Date, in connection with the Debt Financing; provided, that such trademarks and logos are used solely (i) in a manner that is not intended or reasonably likely to harm or disparage such trademarks or logos, or the Companies or any of their Subsidiaries or Seller Parent or its Affiliates or the reputation or goodwill of the Companies or any of their Subsidiaries or Seller Parent or its Affiliates and (ii) in connection with a description of the applicable Company, its business and products or the Transactions. Buyers (A) shall not modify in any respect any such trademark or logo from the form in which it is generally used and displayed by Seller Parent and its Affiliates, and (B) at Seller’s request, shall provide appropriate documentation to confirm compliance with the requirements of this Section 4.30(c). Buyers and their Affiliates (including the Companies) agree that all goodwill arising from any such use or display of the Seller Marks in connection with the Debt Financing will inure solely to the benefit of Seller and its Affiliates. For the avoidance of doubt, information provided by Sellers and the Companies in connection with the Debt Financing, and all non-public or otherwise confidential information regarding the Sellers, the Companies and their Affiliates obtained by Buyers or any of their Representatives in connection with the Debt Financing, shall be kept confidential in accordance with the Confidentiality Agreement and may only be provided to sources or potential Debt Financing Sources and rating agencies that have agreed to be bound by customary confidentiality provisions (including “click-thru” confidentiality provisions).

(d) Buyers shall indemnify, defend and hold harmless Sellers and the Companies, and their respective pre-Closing directors, officers, employees, agents, representatives and professional advisors, from and against any liability, obligation or loss suffered or incurred by them in connection with any cooperation provided under this Section 4.30, the arrangement of the Debt Financing or any other financing by Buyers or any of their Affiliates and any information provided in connection therewith, except in the event such liabilities, obligations or losses arose out of or result from the bad faith, gross negligence, intentional fraud, intentional misrepresentation or willful misconduct by Sellers or the Companies. Buyers shall promptly, upon request, reimburse Sellers and the Companies for all costs incurred by Sellers and the Companies in connection with any cooperation provided under this Section 4.30 or otherwise in connection with the Debt Financing and such obligation shall survive the termination of this Agreement and shall be in addition to any other fee or obligation owed by the Buyers in connection with any termination, breach or otherwise.

(e) Notwithstanding anything to the contrary in this Agreement, a breach by the Sellers of their obligations under this Section 4.30 shall not constitute a breach of the condition precedent set forth in Section 5.2(b) unless such breach results in the failure of a condition precedent in the Debt Commitment Letter causing the Debt Financing not being available to BPS Buyer.

Section 4.31 Separation of Business Data. Sellers shall, and shall cause their Affiliates to, promptly following the Execution Date and prior to Closing, use commercially reasonable efforts to (i) identify all data used or held for use in the Business (such data, the “Business Data”) which is commingled with data of the Retained Business or Sellers’ or its Affiliates’ other data, (ii) separate and segregate the Business Data from all other such data. Sellers shall provide Buyers with reports on the status of such separation as Buyer may reasonably request, and consider in good faith any recommendations provided by Buyers in connection with the same. The Parties shall cooperate in good faith to arrange for the delivery of books and records that constitute Transferred Assets and Business Data promptly following the Closing.

Section 4.32 Delivery of Additional Financial Reports. Sellers shall use their reasonable best efforts: (i) to promptly prepare and deliver to Buyers unaudited balance sheet information of the Business as of each fiscal quarter of the Business ending after March 31, 2023 and at least 45 days prior to the Closing Date, and the related statement of operations and cash flows of the Business for the fiscal quarter and fiscal year-to-date period then ended; and (ii) to deliver to Buyers the Audited Financial Statements in draft form within 15 days of the Execution Date and in final form within 45 days of the Execution Date (but, in any event, as promptly as reasonably practicable thereafter).

ARTICLE V

CONDITIONS

Section 5.1 Conditions to Each Party’s Obligation to Consummate the Transactions. The obligation of each Party to consummate the Transactions is subject to the satisfaction or waiver in writing by Buyers and Seller, as of the Closing, of each of the following conditions:

(a) Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) the Parties shall have received all Approvals listed on Section 5.1(a) of the Seller Disclosure Letter, and (iii) any timing agreement(s) with a Governmental Entity applicable to the consummation of the Transactions shall have expired or otherwise not prohibit consummation of the Transactions.

(b) Orders and Litigation. No court, arbitrator, mediator or other Governmental Entity of competent jurisdiction shall have enacted, enforced, entered, issued or promulgated any Order or Law (whether temporary, preliminary or permanent) that is in effect and has the effect of (i) making the Transactions illegal or otherwise prohibiting consummation of the Transactions or (ii) causing the Transactions to be rescinded following their consummation.

(c) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed.

(d) DPLTA. The DPLTA has been terminated in accordance with Section 4.22(c) and Section 4.22(c) of the Seller Disclosure Letter.

Section 5.2 Conditions to Obligation of Buyers. The obligation of Buyers to consummate the Transactions is also subject to the satisfaction or waiver in writing by Buyers as of the Closing of the following conditions:

(a) Representations and Warranties of Sellers.

(i) The Seller Fundamental Representations that are qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The Seller Fundamental Representations that are not qualified by materiality qualifiers, including “Material Adverse Effect,” shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(iii) The other representations and warranties of Sellers set forth in Article II shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect” (other than materiality qualifiers describing the required contents of a section or subsection of the Seller Disclosure Letter, which shall not be disregarded), contained therein) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Sellers. Sellers shall have performed and complied in all material respects with all covenants required to be performed by them under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Buyers shall have received at the Closing a certificate signed on behalf of Sellers by a duly authorized officer of each Seller (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d) Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred.

Section 5.3 Conditions to Obligations of Sellers. The obligation of Sellers to consummate the Transactions is also subject to the satisfaction or waiver in writing by Sellers at or prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Buyers set forth in Section 3.1 (Organization, Good Standing and Qualification) and Section 3.2 (Authority; Approval) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii) The other representations and warranties of Buyers contained in Article III shall be true and correct (without giving effect to any materiality qualifiers, including “Material Adverse Effect,” contained therein) as of the Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representation and warranty to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Buyers to consummate the Transactions.

(b) Performance of Obligations of Buyers. Buyers shall have performed and complied in all material respects with each of the covenants required to be performed by it under this Agreement on or prior to the Closing Date.

(c) Closing Certificate. Sellers shall have received at the Closing a certificate signed on behalf of each Buyer by a duly authorized officer of such Buyer (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability), certifying that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

Section 5.4 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 5.1, Section 5.2 or Section 5.3, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Buyers and Sellers;

(b) by either Buyers or Sellers, by giving written notice of such termination to the other Party, if:

(i) the Closing shall not have occurred on or prior to 5:00 p.m. (New York time) on February 29, 2024 (the “Initial Outside Date”); provided, that if prior to 5:00pm (New York Time) on the Initial Outside Date all of the conditions to the Closing, other than the conditions set forth in Section 5.1(a) or Section 5.1(b) (but for the purposes of Section 5.1(b), only to the extent related to any Antitrust Law or Foreign Investment Law, shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) or Section 5.1(d) (but for the purposes of Section 5.1(d), only to the extent such condition would not reasonably be expected to be satisfied at or prior to the Closing), then the Initial Outside Date may be extended to 5:00pm (New York Time) on April 30, 2024 upon delivery of written notice by one Party to the other (and such time and date, as so extended, shall be the “Outside Date”); provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b)(i) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in a manner that shall have caused the failure of the Closing to have occurred on or prior to the Outside Date, it being understood that Buyers’ failure to consummate the Closing as a result of the unavailability of the Debt Financing to be funded at Closing for any reason shall not in any way limit the Buyers’ right to terminate this Agreement pursuant to this Section 6.1(b)(i); or

(ii) any Order that has the effects described in Section 5.1(b) shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall not be available to any Party that has breached in any material respect its obligations under this Agreement, including Section 4.3 (Regulatory Filings/Approvals), in a manner that caused such Order becoming final and non-appealable; or

(c) by Sellers by giving written notice of such termination to Buyers if Buyers shall have breached or failed to perform in a material respect any of its covenants or other agreements contained in this Agreement, or any of its representations and warranties shall be untrue, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b) and (ii) is not curable or, if curable, is not cured within the earlier of (A) 30 days after written notice thereof is given by Sellers to Buyers and (B) the Outside Date; provided, that Sellers shall not have the right to terminate this Agreement pursuant to this Section 6.1(c) if any Seller is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b); or

(d) by Buyers by giving written notice of such termination to Sellers if Sellers shall have breached or failed to perform in a material respect any of their covenants or other agreements contained in this Agreement, or any of its representations and warranties shall be untrue, which breach or failure to perform or be true (i) would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b) and (ii) is not curable or, if curable, is not cured within the earlier of (A) 30 days after written notice thereof is given by Buyers to Sellers and (B) the Outside Date; provided, that Buyers shall not have the right to terminate this Agreement pursuant to this Section 6.1(d) if Buyers are then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(e) by Sellers by giving written notice of such termination to Buyers if (i) all of the conditions set forth in Section 5.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 5.2 (Conditions to Obligation of Buyers) have been and continue to be waived in writing or satisfied (other than those conditions that, by their terms, are to be satisfied by the delivery of a document or the taking of any other action or occurrence of any other event at the Closing (including the condition pursuant to Section 5.1(d)), which shall be satisfied at the Closing), (ii) Sellers have delivered the Closing Date Confirmation, (iii) Buyers have not consummated the Closing when required pursuant to Section 1.2.

Section 6.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VI, this Agreement shall become void and of no effect with no Liability to any Person on the part of any Party (or of any of its representatives or Affiliates); provided, however, that (a) subject to Section 6.3, no such termination shall relieve any Party of any Liability or damages to the other Party resulting from any knowing and intentional breach of this Agreement and for Fraud, and (b) the provisions set forth in Section 4.7, this Section 6.2, Section 6.3, Article VII, Article VIII and the Confidentiality Agreement shall survive the termination of this Agreement.

Section 6.3 Reverse Termination Fee.

(a) In the event that this Agreement is terminated (i) by Buyers or Sellers pursuant to Section 6.1(b)(i), in a circumstance in which Sellers would then have been entitled to terminate this Agreement pursuant to Section 6.1(c) or Section 6.1(e) or (ii) by Sellers pursuant to Section 6.1(c) or Section 6.1(e), then, upon Sellers’ written request, BPS Buyer or the guarantor under each Limited Guarantee shall promptly pay or cause to be paid to BPS or Seller Parent an amount equal to $200,000,000 (the “Reverse Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers as promptly as reasonably practicable (and, in any event, within five (5) Business Days) following any termination described in the foregoing clauses (i) and (ii). The Parties agree that in no event shall the Reverse Termination Fee be payable on more than one occasion. If Buyers fail to pay any amount due by it pursuant to this Section 6.3(a), Buyers shall pay all costs and expenses (including attorneys’ fees) incurred by the Sellers and their Affiliates in connection with enforcing this Section 6.3(a), together with interest on such amount at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law; provided that the maximum amount payable by Buyers pursuant to this sentence shall not exceed $5,000,000 (the “Enforcement Cap”). Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Reverse Termination Fee or expanding the circumstances in which it is to be paid, each Party acknowledges that, in the circumstances in which the Reverse Termination Fee is payable, the Reverse Termination Fee constitutes liquidated damages, and not a penalty, in a reasonable amount that will compensate Sellers and the Company for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, and the payment of the Reverse Termination Fee in such circumstances is supported by due and sufficient consideration. Buyers and Sellers acknowledge that the agreements contained in this Section 6.3 and the limitations on remedies set forth in Section 8.4 are integral parts of the Transactions without which the Parties would not have entered into this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement (but subject to the limited right of the Sellers, prior to termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4), the Sellers’ right to terminate this Agreement in accordance with Section 6.1 and receive payment of the Reverse Termination Fee if payable pursuant to, and subject to the terms and conditions of, Section 6.3(a), from Buyers shall constitute the sole and exclusive remedy of the Sellers, their Affiliates and the Seller Related Parties against Buyers and the Buyer Related Parties for all Losses or other Liabilities, arising out of, relating to or in connection with (i) the failure of the Transactions to be consummated, (ii) any breach or threatened or attempted breach of this Agreement or any certificate delivered hereunder (but subject to the limited right of Sellers, prior to termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4), or (iii) any failure or threatened or attempted failure to perform hereunder or otherwise (but subject to the limited right of the Sellers, prior to termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of, Section 8.4), or (iv) the Equity Commitment Letters, the Limited Guarantees or any other document, the transactions contemplated thereby, any statement or representation (written or oral) made in connection therewith, or the termination of this Agreement, in each case, including in any Action under any legal theory, whether sounding in law (whether for breach of contract, in tort or otherwise) or in equity and whether willfully, intentionally, unintentionally or otherwise, and upon full payment to the Sellers by Buyers or their designee of the Reverse Termination Fee (if payable), none of Buyers or the Buyer Related Parties shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions or the Equity Commitment Letters or Limited Guarantees.

(c) For the avoidance of doubt, the Parties acknowledge and agree that, subject to the limited right of the Sellers, prior to termination of this Agreement, to seek specific performance pursuant to, but solely to the extent permitted by, and subject to the terms and conditions of Section 8.4(b), if the Transactions are not consummated for any reason or no reason, whether willfully, intentionally, unintentionally or otherwise, or any failure to perform hereunder, or in respect of any statement or representation (whether written or oral) made or alleged to have been made, in each case, whether arising in law (whether for breach of contract, in tort or otherwise) or in equity, (i) the maximum aggregate Liability (whether in damages, through the payment of the Reverse Termination Fee, both or otherwise) of the Buyer Related Parties under or in connection with this Agreement or the Transactions in no event exceed the amount of the Reverse Termination Fee (plus any accrued interest on the applicable Liability, subject to the Enforcement Cap) and (ii) in no event will any Seller or any Seller Related Party seek to recover any amounts in excess of the Reverse Termination Fee (plus any accrued interest on the applicable Liability, subject to the Enforcement Cap) or bring any Action against a Buyer Related Party except as expressly permitted by the Limited Guarantees.

ARTICLE VII

SURVIVAL; POST-CLOSING RECOURSE

Section 7.1 No Survival. Other than the representations and warranties set forth in Section 2.27 and Section 3.10, which shall survive the Closing indefinitely, the representations and warranties of Sellers and Buyers contained in this Agreement shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Person in respect of such representations and warranties; provided that the representations and warranties shall survive, and the Parties (and the insurers under the RWI Policy to the extent the insurer has a right of subrogation thereunder) shall be permitted to make claims thereunder, in respect of Fraud and to the extent permitted by the last sentence of Section 7.5(a). Notwithstanding the foregoing, the parties acknowledge and agree that the preceding sentence shall not apply to, and shall be without prejudice in respect of, any claims made by Buyers under the RWI Policy. The covenants and agreements of the Parties contained in this Agreement required to be performed or fulfilled at or prior to the Closing shall terminate as of the Closing, and neither Party or any of its Affiliates or its or their respective Representatives shall have any recourse against the other party or any of its Affiliates or its or their respective Representatives with respect to such representations, warranties, covenants and agreements; provided that the covenants and agreements of the Parties contained in this Agreement required to be performed or fulfilled at or prior to the Closing shall survive to the extent of a knowing and intentional breach in accordance with Section 7.7(c). The covenants and agreements contained in this Agreement that are to be performed after the Closing shall survive the Closing until performed in accordance with their respective terms or, if no time period for performance is contemplated, for a period of one (1) year following the Closing. The right to indemnification set forth in Section 7.3 and Section 7.4 shall survive for six (6) years following the Closing Date and the right to make a claim under Section 7.7(c) shall survive until the applicable statute of limitations; provided that any claim validly made for indemnification hereunder prior to such date shall survive indefinitely. Notwithstanding anything to the contrary set forth in this Agreement, the survival of any claims under Section 1.5, Section 1.6 or Section 4.14 of this Agreement and the right to indemnification in respect of the DPLTA set forth in Section 4.22(c) shall be exclusively governed by Section 4.14(g).

Section 7.2 No Recourse Against Sellers. Without limiting the foregoing and without limiting Section 7.3 and Section 7.4, except in the case of Fraud and except as set forth in the last sentence of Section 7.5(a), following the Closing, Buyers’ sole and exclusive recourse for any Losses resulting from a breach or inaccuracy of Sellers’ representations and warranties set forth in this Agreement shall be from the RWI Policy and without any recourse against the Sellers (including, without limitation, if Buyers are unable to recover under the RWI Policy).

Section 7.3 Indemnification by Sellers. From and after the Closing, Sellers shall indemnify, defend and hold harmless Buyers and their Affiliates (including, after the Closing, the Companies) and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”) from and against, and shall pay and reimburse each of the Buyer Indemnitees for, any and all Losses incurred or sustained by, or imposed on, the Buyer Indemnitees, based upon, arising out of or related to or resulting from:

(a) any Excluded Liabilities or Excluded Assets;

(b) the matters set forth in Section 4.14, to the extent provided for in Section 4.14;

(c) the matters set forth in Section 4.22(c); and

(d) the matters as set forth in Section 4.23(b).

(e) the matters described in Section 7.3(e) of the Seller Disclosure Letter.

Section 7.4 Indemnification by Buyers. Subject to the other terms and conditions of this Article VII, from and after the Closing, Buyers shall indemnify, defend and hold harmless Sellers and their controlled Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Seller Indemnitees”) from and against, and shall pay and reimburse each of the Seller Indemnitees for, any and all Losses incurred or sustained by, or imposed on, the Seller Indemnitees, based upon, arising out of or related to or resulting from:

(a) any Assumed Liabilities or Transferred Assets, except to the extent that any Losses of Sellers in respect of an Assumed Liability or Transferred Asset relates to or arises out of or as a result of, a breach of Sellers’ representations, warranties or covenants hereunder; and

(b) the matters as set forth in Section 4.23(a);

(c) the matters as set forth in Section 4.30(d); and

(d) the matters as set forth in Section 4.14(e).

Section 7.5 Limitations. Notwithstanding anything to the contrary set forth in this Agreement, in no event shall the aggregate liability of a Party under this Agreement exceed the Final Cash Consideration (less the amount of any insurance proceeds received by the Buyer Indemnitees (including under the RWI Policy), in the case of Sellers’ aggregate liability).

(a) Except in the case of Fraud, a Buyer Indemnitee shall use its commercially reasonable efforts to recover for any Losses under the RWI Policy in connection with any claim that is or would reasonably be recoverable under the RWI Policy, prior to seeking indemnification under this Agreement (to the extent that such Buyer Indemnitee is entitled to indemnification for such Losses hereunder); provided that (w) Buyers shall have satisfied such obligation if they have made a claim under the RWI Policy (together with any supporting information reasonably requested by the insurer) and have used commercially reasonable efforts to pursue recovery thereunder for the Losses for which such indemnification is sought and the insurer has, in whole or in part, denied such claim under the RWI Policy or the insurer under the RWI Policy has asserted that coverage for such Losses is not available under the RWI Policy for any reason, including as a result of any exclusion or coverage limitation of the RWI Policy, (x) Buyers shall have provided to Sellers copies of all claim notices to and correspondence with the insurer regarding its pursuit of recovery for such Losses, (y) Buyers shall be under no obligation pursuant to this Section 7.5 with respect to any (i) Reorganization Taxes, (ii) Transfer Taxes related to the Bielefeld Operations(iii) Secondary Tax Liabilities under German Tax Law, (iv) Taxes arising in connection with any Seller Transaction Expenses, (v) Taxes arising in connection with the termination (including any waiver) or settlement of Intercompany Agreements, or (vi) matters related to the effectiveness of the DPLTA or CIT/TT Fiscal Unity or the effectiveness or non-effectiveness of a VAT Fiscal Unity, or (vii) matters arising in connection with the termination of the DPLTA or the settlement of any claims under the DPLTA or any arrangements arising therefrom (e.g., transfer of a loan claim of BOG Seller 1 to BOG that has arisen from the conversion of a profit transfer claim), including in each case (i) through (vii) any interest, surcharge or other ancillary payments relating to any item within the meaning of (i) through (vii), even if arising or accruing only after the Closing, and (z) Buyers shall have no obligation to make any claim under the RWI Policy once the claims period under the RWI Policy has expired or Buyers have recovered for Losses under the RWI Policy up to the coverage limitation thereunder. Any claim made under the RWI Policy and in accordance with this Section 7.5(a) shall be deemed to have been validly made against the Sellers under Section 7.6 and such claim shall survive indefinitely. To the extent Buyers have made claims under the RWI Policy in respect of Seller Indemnified Taxes that have resulted in exceeding the coverage limitations under the RWI Policy, Seller shall indemnify, defend and hold harmless Buyers to the same extent Buyers would have been entitled to coverage under the RWI Policy had no such claims been made pursuant to this Section 7.5(a).

(b) Without limiting the last sentence of Section 7.5(a), the amount of any Losses that are subject to indemnification, compensation or reimbursement under this Article VII shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party in respect of such Losses or any of the events, conditions, facts or circumstances resulting in or relating to such Losses, net of the costs of collection, increase in premiums attributable to receipt of such payments and Taxes (“Third-Party Payments”). If an Indemnified Party receives any Third-Party Payment with respect to any Losses for which it has previously been indemnified (directly or indirectly) by an Indemnifying Party, the Indemnified Party shall promptly pay to the Indemnifying Party an amount equal to such Third-Party Payment or, if it is a lesser amount, the amount of such previously indemnified Losses.

(c) Notwithstanding anything to the contrary herein, in no event shall any Indemnifying Party be required to indemnify, defend, hold harmless, pay or reimburse any Indemnified Party for Losses under this Article VII to the extent such Losses were specifically taken into account in the determination of the amounts reflected in the adjustments to the Final Cash Consideration.

(d) No Indemnified Party will be entitled to recover damages in respect of any claim under this Agreement or otherwise obtain indemnification (including under the RWI Policy) more than once in respect of the same Losses suffered. In the event that any circumstance gives rise to more than one right of claim or constitutes a breach of more than one covenant or agreement hereunder, the relevant party shall be entitled to be indemnified or make recovery only once in respect of any such Losses incurred.

(e) Notwithstanding anything to the contrary herein, the rights and remedies of the Indemnified Parties shall not be limited by the fact that any Indemnified Party (i) had actual or constructive knowledge (regardless of whether such knowledge was obtained through such Indemnified Party’s own investigation or through disclosure by the other Party, its Representatives or any other Person) of any breach, event or circumstance, whether before or after the execution and delivery of this Agreement or the Closing, or (ii) waived (A) any breach of representation or compliance with any covenant or (B) any condition to the Closing set forth in Article V.

(f) Notwithstanding anything to the contrary contained in this Agreement, no Indemnifying Party shall have any liability to an Indemnified Party in respect of, and Losses shall not include, any punitive or other similar damages unless awarded to a third party or any consequential or incidental damages unless a reasonably foreseeable consequence of the matter giving rise to a claim for indemnification hereunder.

Section 7.6 Indemnification Procedures.

(a) All claims for indemnification pursuant to this Article VII shall be made in accordance with the procedures set forth in this Section 7.6. A Person entitled to assert a claim for indemnification (a “Claim”) pursuant to this Section 7.6 (an “Indemnified Party”) shall give the Indemnifying Party written notice of any such Claim (a “Claim Notice”), which notice shall include a description in such detail as is reasonably available in good faith (i) the basis for, and nature of, such Claim, including the facts constituting the basis for such Claim, (ii) the estimated amount of the Losses that have been or may be sustained by the Indemnified Party in connection with such Claim to the extent known or a statement that the amount of Losses is not reasonably ascertainable and (iii) reasonable supporting documentation to the extent available. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a Claim in connection with any Action made or brought by any Person (other than a Buyer Indemnitee or a Seller Indemnitee in connection with this Agreement) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly after the Indemnified Party becomes aware of such potential Action, and (B) in the case of a Claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party becomes aware of the facts constituting the basis for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. Representatives of the Indemnifying Party and Indemnified Party will cooperate in good faith to try to resolve any Claim for a period of sixty (60) days following delivery of a Claim Notice. Only after such sixty (60) day resolution period may an Indemnified Party or the Indemnifying Party commence an Action in connection with such Claim if the Indemnified Party and the Indemnifying Party are not able to agree in writing to an agreement on the resolution thereof, unless the amount of the Losses at issue is the subject of a pending Action with a third party, in which event, such Action shall not be commenced until such amount is ascertained or the Parties agree to commence such Action, and in either event, the matter shall be settled in accordance with Section 8.4. For the purposes of this Agreement, “Indemnifying Party” means Buyers (in the case of a claim for indemnification by a Seller Indemnitee) or Sellers (in the case of a claim for indemnification by a Buyer Indemnitee).

(b) With respect to any Third-Party Claim, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third-Party Claim, to assume control of the defense of such Third-Party Claim at the Indemnifying Party’s expense with counsel of its choosing, and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim if (A) the Third-Party Claim relates to or arises in connection with any criminal or regulatory claim involving the Indemnified Party as a defendant, (B) the matter that is the subject of such Third-Party Claim seeks the imposition of an injunction or equitable relief against the Indemnified

Party, (C) if the Indemnifying Party is a Seller, has been brought by or on behalf of any customer or supplier of the Business or a Governmental Entity or (D) an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of such Third-Party Claim with counsel selected by it; provided, that the Indemnifying Party will pay the costs and expenses of separate counsel for the Indemnified Party if, based on the reasonable opinion of legal counsel to the Indemnified Party reasonably acceptable to the Indemnifying Party, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party with respect to such Third-Party Claim (including that one or more legal defenses or counterclaims may be available to such Indemnified Party or to other Indemnified Parties that are inconsistent with or additional to those available to the Indemnifying Party); provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third-Party Claim.

(c) If the Indemnifying Party elects not to control the defense of such Third-Party Claim or fails to diligently prosecute the defense of such Third-Party Claim, the Indemnified Party may control the defense of such Third-Party Claim with counsel of its choosing, and the Indemnifying Party shall be liable for the reasonable fees and expenses of such counsel to the Indemnified Party if the Indemnifying Party is required to indemnify the Indemnified Party for such Third-Party Claim pursuant to this Article VII. Buyers and Sellers shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including by retaining and providing to the Party controlling such defense records and information that are reasonably relevant to such Third-Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder; provided that neither Party shall be required to furnish any such information which would (in the reasonable judgment of such party upon advice of counsel) be reasonably likely to waive any privileges, including the attorney-client privilege, held by such party or any of its Affiliates or violate any applicable Law or Order (provided, further, however, that such Party shall use commercially reasonable efforts to obtain any required consents and take such other reasonable action to permit such access, including entering into a joint defense or similar agreement). The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other Party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith any recommendations made by the other Party with respect thereto.

(d) Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement on behalf of the Indemnified Party of any Third-Party Claim that the Indemnifying Party controls without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, unless such settlement would (A) include a complete and unconditional release of each Indemnified Party from all Liabilities or obligations with respect thereto, (B) not impose any non-monetary Liability or obligation (including any equitable remedies) on the Indemnified Party and (C) not involve a finding or admission of any wrongdoing on the part of the Indemnified Party and (ii) an Indemnified Party shall not agree to any settlement of a Third-Party Claim for which the Indemnifying Party is providing indemnification hereunder without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(e) In the event of any conflicts between this Section 7.6 and Section 1.5, Section 1.6 or and Section 4.14, the provisions of Section 1.5, Section 1.6 or Section 4.14 shall control.

Section 7.7 Sole and Exclusive Remedy.

(a) Subject to Section 7.7(c), from and after the Closing, the Parties acknowledge and agree that this Article VII, Section 1.4, Section 1.5, Section 1.6, Section 4.14, and Section 4.22 shall be the sole and exclusive monetary remedy of the Indemnified Parties, including Buyers and Sellers, in connection with this Agreement and the Transactions (except pursuant to the RWI Policy and claims pursuant to any Ancillary Agreement).

(b) Neither Buyers nor Sellers will have any right to set off any unresolved claim for indemnification pursuant to this Article VII against any payment due pursuant to any other provision of this Agreement or any other Contract between Sellers or their Affiliates, on the one hand, and Buyers or their Affiliates, on the other hand.

(c) Notwithstanding anything to the contrary in this Agreement, nothing in this Article VII shall limit either Party’s right to bring claims following the Closing for specific performance or any claims based on Fraud (subject in all cases to the limitations in Section 2.27 and Section 3.11) or a knowing and intentional breach with respect to the covenants set forth in this Agreement (which such right shall survive until the applicable statute of limitations).

Section 7.8 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement will be deemed adjustments to the Final Cash Consideration for Tax purposes, unless otherwise required by applicable Law.

Section 7.9 Minimizing and Mitigating Losses. Each Indemnified Party shall use commercially reasonable efforts to minimize and mitigate any indemnifiable Loss.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

Section 8.1 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both Buyers and Seller Parent, or in the case of a waiver (and Seller Parent shall have the right to grant a waiver on behalf of Sellers), by the Party granting the waiver. Notwithstanding any other provisions of this Agreement to the contrary, no modification or waiver of Section 6.2, Section 6.3, this sentence of Section 8.1, the last sentence of Section 8.4(a), the last sentence of Section 8.4(b), Section 8.4(c), Section 8.11(i)(b), Section 8.13 and Section 8.14 (and any defined term or provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of any of the foregoing provisions) that is materially adverse to the interests of the Debt Financing Sources will be effective against a Debt Financing Source without the prior written consent of such Debt Financing Source (or, in the case of any Debt Financing Source that is not a party to the Debt Commitment Letter, the Lender party to the Debt Commitment Letter with which such Debt Financing Source is affiliated, managed, advised or sub-advised and through which its rights arise). No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as provided in Article VII.

Section 8.2 Expenses. Except as otherwise provided in this Agreement and the Ancillary Agreements and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors, if any) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 8.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. The Parties understand and agree that delivery of a signed counterpart signature page to this Agreement, any Ancillary Agreement or any amendment or waiver to this Agreement or any Ancillary Agreement by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall constitute valid and sufficient delivery thereof and shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to this Agreement or to any such agreement or instrument shall raise the use of electronic means to deliver a signature to this Agreement or any amendment or waiver hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic means as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 8.4 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) This Agreement, and all Actions (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the Laws of the State of Delaware, including its statutes of limitations, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction (whether of the State of Delaware or any other jurisdiction) would be required thereby. Notwithstanding the foregoing, the BOG Share Transfer Agreement shall be governed by, and enforced in accordance with, the Laws of the Federal Republic of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (“CISG”) and without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. Notwithstanding the foregoing, except as otherwise set forth therein, any interpretation of the Debt Commitment Letters or any fee letters entered into in connection with the Debt Financing will be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

(b) Each Party agrees that it shall bring any Action in respect of any claim based upon, arising out of or relating to this Agreement or any Ancillary Agreement or the Transactions exclusively in the Court of Chancery of the State of Delaware and, if and only if such Court declines to exercise jurisdiction the other courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware and the appellate courts therefrom (in such order of priority, the “Chosen Courts”) and solely in connection with claims arising under or relating to this Agreement or any of the Ancillary Agreements (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that mailing of process or other papers in connection with any such Action in the manner provided in Section 8.5 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding the foregoing, with respect to any claim, suit, action or proceeding of any kind or description (whether in law or in equity and whether based on contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the Transactions, the Debt Financing or the Debt Commitment Letter or fee letter entered into in connection with the Debt Financing or the performance of services thereunder, the Parties agree that (i) such claims, suits, actions or proceedings shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan and in the City of New York (or any appellate court therefrom) and (ii) they shall not bring, or permit any of their respective Affiliates to bring, any claim, suit, action or proceeding referred to in this Section 8.4, or voluntarily support any other Person in bringing any such Action, in any other courts.

(c) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THE TRANSACTIONS, THE DEBT FINANCING OR THE DEBT COMMITMENT LETTER OR ANY FEE LETTER ENTERED INTO IN CONNECTION WITH THE DEBT FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER). EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE ANCILLARY AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS Section 8.4(c).

(d) Irreparable damage would occur in the event that any covenant herein were not to be performed in accordance with its terms. Accordingly, subject to Section 8.4(e), each Party shall be entitled to seek one or more injunctions to prevent any breach of covenant and to enforce specifically this Agreement in the Chosen Courts, in addition to any other remedy to which such Party may be entitled at law or in equity. Each Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction (and the other Party hereby waives such requirement). Notwithstanding the foregoing, (x) nothing herein shall prohibit a Party from opposing a grant of specific performance on the basis that such remedy is not permitted pursuant to the terms of this Agreement, and (y) under no circumstances shall the Company be permitted or entitled to receive both an injunction, grant of specific performance or other equitable relief providing for the consummation of the Transactions pursuant to this Section 8.4 and the payment of the Reverse Termination Fee pursuant to Section 6.3 or any award of damage.

(e) Notwithstanding anything to the contrary set forth in Section 8.4(d), it is acknowledged and agreed that Sellers shall be entitled to seek, or receive a grant of, specific performance of Buyers’ obligations to consummate the Closing pursuant to the terms of this Agreement, and Sellers’ rights as a third party beneficiary of the Equity Commitment Letters in order to cause the Equity Financing to be funded, and to cause the Transactions to occur at the Closing to be consummated, if and only if, (i) all of the conditions in Section 5.1 (Conditions to Each Party’s Obligation to Consummate the Transactions) and Section 5.2 (Conditions to Obligation of Buyers) have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing (including the condition pursuant to Section 5.1(d)), which conditions shall be satisfied at the Closing); (ii) the proceeds of the Debt Financing have been funded to Buyers in accordance with the terms thereof or will be funded to Buyers at the Closing in accordance with the terms thereof if the proceeds of the Equity Financing are funded at the Closing; (iii) Sellers have delivered the Closing Date Confirmation and (iv) Buyers fail to consummate the Closing on the date the Closing is required to have occurred pursuant to Section 1.2; provided that no such specific relief may be sought or granted if this Agreement has been terminated by either Party. In no event shall Sellers be entitled to enforce specifically Buyers’ obligation to cause the Equity Financing to be funded (or exercise its third party beneficiary rights under the Equity Commitment Letters) if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing).

Section 8.5 Notices. All notices and other communications to be given or made hereunder shall be in writing and shall be deemed to have been duly given or made on the date of delivery to the recipient thereof if received prior to 5:00 p.m. in the place of delivery and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by an internationally recognized overnight courier to the Person or entity for whom it is intended, (b) delivered by registered or certified mail, return receipt requested, or (c) sent by email, as provided in this Section 8.5; provided that delivery of the email is confirmed by the sender’s machine or is followed up within one Business Day after email by dispatch pursuant to one of the other methods described herein:

To Buyers:

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Email: notices@warburgpincus.com

Attn: General Counsel

Advent International Corporation

Prudential Tower

800 Boylston Street, Suite 3300

Boston, MA 02199

Email: amorrison@adventinternational.com

Attn: Amanda McGrady Morrison, Chief Legal Officer

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Email: dleinwand@cgsh.com; msalerno@cgsh.com;

pimperatore@cgsh.com

Attn: David Leinwand; Matthew Salerno; Paul Imperatore

To Sellers:

c/o Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015-4625

Email: generalcounsel@baxter.com

Attn: David Rosenbloom

With a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Email: sawyerm@sullcrom.com

Attn: Melissa Sawyer

or to such other Person or addressees as may be designated in writing by the Party to receive such notice as provided above; provided, however, that copies shall be provided to outside counsel for convenience only, such copies shall not, in and of themselves, constitute notice and the failure to provide any such copy shall not alter the effectiveness of any notice or other communication otherwise duly made or given.

Section 8.6 Entire Agreement. This Agreement (including any exhibits or schedules hereto), the Ancillary Agreements, the Equity Commitment Letters, the Limited Guarantees and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof. In the event of any conflicts between the provisions of this Agreement or any agreements entered into in connection with the Pre-Closing Reorganization, this Agreement shall control.

Section 8.7 No Third-Party Beneficiaries. Except (a) as provided in Section 4.10(b) (Non-Solicitation; Non-Competition) Section 4.11 (Indemnification; Directors’ and Officers’ Insurance), Section 4.13 (Releases), and Section 8.10 (Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege) and (b) with respect to the Debt Financing Sources, who are express and intended third-party beneficiaries of, and may enforce, Section 6.2 (Effect of Termination and Abandonment), Section 6.3 (Reverse Termination Fee), the second sentence of Section 8.1 (Amendment; Waiver) and the last sentence of Section 8.4(a) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), the last sentence of Section 8.4(b) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), Section 8.4(c) (Governing Law and Venue; Waiver of Jury Trial; Specific Performance), Section 8.11(i)(b) (Successors and Assigns), Section 8.13 (No Recourse) and Section 8.14 (No Recourse Against Debt Financing Sources), there shall be no third-party beneficiaries of this Agreement, any Ancillary Agreement or any exhibit, annex or schedule hereto or thereto, and none of them shall confer on any Person other than the parties hereto and thereto any claim, cause of action, right or remedy.

Section 8.8 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority of competent jurisdiction to be invalid, void or unenforceable, or the application of such provision, covenant or restriction to any Person or any circumstance is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction and the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, it is the intention of the Parties that the remedies and limitations on remedies contained in this Agreement (including Section 6.3, Section 8.4(d), Section 8.4(e) and Section 8.13) are an integral part of this Agreement and, notwithstanding anything in this Agreement to the contrary, such remedies and limitations shall not be severable in any manner that increases a Party’s liability or obligations hereunder or increases the liability or obligations of the parties to the Equity Commitment Letters or the Limited Guarantees thereunder.

Section 8.9 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Annex, Exhibit, Section or Schedule, such reference shall be to an Annex, Exhibit, Section or Schedule to this Agreement unless otherwise indicated.

(b) If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). The terms defined in the singular have a comparable meaning when used in the plural and vice versa. The rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Currency amounts referenced herein are in U.S. Dollars. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning given to it as set forth in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. References to “written” or “in writing” include documents in electronic form or transmitted by email. A reference to information “made available,” “provided” or “delivered” to Buyers shall mean that such information was (i) contained in the virtual data room administered by or on behalf of Sellers at least one day prior to the Execution Date in connection with the Transactions or (ii) actually (including electronically) delivered or provided to Buyers or any of their Representatives at least one day prior to the Execution Date. Where a German term has been inserted in italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

(c) Except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time, and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date. Any agreement or instrument referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(e) Each representation, warranty, covenant and condition herein shall be given full, separate and independent effect. The provisions hereof are cumulative. A more specific provision shall limit the applicability of any other more general provision.

(f) The Parties drafted this Agreement jointly through the exchange of drafts hereof, so there shall be no presumption or burden of proof favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(g) Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule is intended to imply that such item or matter, or other items or matters, is or is not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the ordinary course of business for purposes of this Agreement.

(h) Sellers have or may have set forth certain information in the Seller Disclosure Letter. The fact that any item of information is disclosed in any section or subsection of Article II of the Seller Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of Article II to which the relevance of such item is reasonably apparent on its face.

Section 8.10 Waiver of Conflicts Regarding Representations; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest. Buyers acknowledge that Sullivan & Cromwell LLP (“Prior Company Counsel”) has, on or prior to the Closing Date, represented Sellers, the Companies, other Affiliates of Sellers, and their respective officers, employees and directors (each such Person, other than either Company, a “Designated Person”) in one or more matters relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (x) relating to this Agreement (including any matter that may be related to a litigation, claim or dispute arising under or related to this Agreement) and (y) in which Buyers or any of their Affiliates (including the Companies), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, Buyers and the Companies hereby (i) waive and shall not assert, and agree after the Closing to cause their Affiliates to waive and to not assert, any conflict of interest arising out of or relating to the representation by one or more Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (the “Post-Closing Representation”) and

(ii) agree that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in such Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Buyers or any of their Affiliates (including the Companies), and even though Prior Company Counsel may (A) have represented the Companies in a matter substantially related to such dispute or (B) be currently representing the Companies. Without limiting the foregoing, Buyers and the Companies (on behalf of itself and its Affiliates) consent to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information substantially related to such Post-Closing Representations learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of either Company or Prior Company Counsel’s duty of confidentiality as to either Company and whether or not such disclosure is made before or after the Closing; provided that the Designated Persons will keep any such information confidential to the extent required by Section 4.12(b).

(b) Attorney-Client Privilege. Each Buyer and each Company (on behalf of itself and its Affiliates) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between any Prior Company Counsel, on the one hand, and any Designated Person or the applicable Company, on the other hand (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by any Prior Company Counsel, in each case to the extent occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Buyers, the Companies and their respective Affiliates, it being the intention of the Parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privileges, shall be retained by Sellers, and shall not pass to or be claimed or used by Buyers or the Companies, except as provided in the last sentence of this Section 8.10(b). Furthermore, each Buyer and each Company (on behalf of itself and its Affiliates) acknowledges and agrees that any advice given to or communication with any of the Designated Persons to the extent related to an Existing Representation or a Post-Closing Representation shall not be subject to any joint privilege (whether or not either of the Companies also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between Buyers or either Company, on the one hand, and a third party other than a Designated Person, on the other hand, such Company shall (and shall cause its respective Affiliates to) assert to the extent available the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of Sellers, which consent shall not be unreasonably conditioned, withheld or delayed.

(c) Privileged Materials. All such Pre-Closing Privileges, and all books and records and other documents of the Companies to the extent containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be deemed excluded from the acquisition of the Interests, and shall be distributed to Sellers (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records to the extent containing any Privileged Materials) no copies retained by the Companies. Absent the prior written consent of Sellers (which consent shall not be unreasonably conditioned, withheld or delayed), neither Buyer or, following the Closing, the Companies, shall have a right to intentionally access or to use Privileged Materials.

(d) Miscellaneous. Each Buyer hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates and the Companies) to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 8.10 shall be irrevocable, and no term of this Section 8.10 may be amended, waived or modified without the prior written consent of Seller and Prior Company Counsel affected thereby.

Section 8.11 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, except that (i) either Buyer may assign any and all of its rights or obligations under this Agreement without the consent of Sellers to (a) one or more of its affiliates or to the WP Financing Sources or the Advent Financing Sources if such assignment would not reasonably be expected to prevent or materially delay the Closing and would not result in any greater cost or obligation being imposed upon Seller and its Affiliates than would otherwise be so imposed pursuant to this Agreement or (b) any Debt Financing Source (including any agent or trustee therefor) as collateral security in respect of the Debt Financing; provided, however, that in each case, no such assignment shall relieve Buyers of any of its obligations hereunder; and (ii) Sellers may assign their rights to receive any portion of the Closing Cash Consideration or Post-Closing Adjustment to any of their Affiliates without the consent of Buyers. Any purported assignment in violation of this Agreement is void.

Section 8.12 Fulfillment of Obligations. Any obligation of any Party to any other Party under this Agreement, or any Party under any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 8.13 No-Recourse. Except to the extent otherwise set forth in the Confidentiality Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner hereto or the negotiation, execution, or performance hereof (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties in the preamble hereto. No Person who is not a party hereto, including any Related Party of either Buyer or Related Party of Seller and current, former, or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, Equity Financing Source, Debt Financing Source, Representative, or assignee of, and any financial advisor, legal advisor, or lender to, Seller, the Companies, Buyers, or any current, former, or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative, or assignee of, and any financial advisor, legal advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), will have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to, this Agreement, or based on, in respect of, or by reason of, this Agreement or its negotiation, execution, performance, or breach and, to the maximum extent permitted by Law, each party hereby irrevocably waives and releases all such Liabilities, claims, causes of action, and obligations (whether at law, in equity, in contract, in tort or otherwise) against any such Nonparty Affiliates; provided that the foregoing shall not limit (v) any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement, (w) to the extent expressly permitted by and subject to the terms, conditions and limitations set forth in the Equity Commitment Letters and the Limited Guarantees, against the Equity Financing Sources party thereto, (x) for the avoidance of doubt, claims against Sellers, where Sellers were required to cause a Nonparty Affiliate to take or refrain from taking any action, (y) claims brought by either Buyer (including its successors and permitted assigns under the Debt Commitment Letter and fee letters entered into in connection with the Debt Financing) and the other parties to the Debt Commitment Letter and fee letters entered into in connection with the Debt Financing at their own direction against the Debt Financing Sources for failing to satisfy any obligation under the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing and (z) claims under any Ancillary Agreement by a party thereto against the applicable parties thereto. Without limiting the foregoing, but subject to the immediately preceding proviso, to the maximum extent permitted by Law, (a) each Party hereto hereby irrevocably waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a party or otherwise impose liability of a party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Party hereto hereby irrevocably disclaims any reliance upon any Nonparty Affiliates with respect to the performance hereof or any representation or warranty made in, in connection with, or as an inducement to, this Agreement. The Nonparty Affiliates shall be express third-party beneficiaries of this Section 8.13.

Section 8.14 No Recourse Against Debt Financing Sources. Each of the Sellers and Companies acknowledges and agrees (on behalf of itself and its Affiliates) that it does not have, and hereby waives, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, and agree not to commence (and if commenced, agree to dismiss or otherwise terminate, and not to assist) any Action against any Debt Financing Source in connection with this Agreement (including any Action relating to the Debt Financing or the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing or the performance of services thereunder) or the transactions contemplated hereby or thereby; provided, that, for the avoidance of doubt, nothing herein shall limit the liabilities and obligations of the Debt Financing Sources under the Debt Commitment Letter or any fee letter entered into in connection with the Debt Financing. This Section 8.14 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BAXTER INTERNATIONAL INC.

By:	/s/ Jose E. Almeida
Name: Jose E. Almeida
Title: Chairman, President and Chief Executive Officer

BAXTER HEALTHCARE CORPORATION

By:	/s/ Jose E. Almeida
Name: Jose E. Almeida
Title: Chief Executive Officer and President

BAXTER DEUTSCHLAND HOLDING GMBH

By:	/s/ Christian Wrabetz
Name: Christian Wrabetz
Title: Geschäftsführer

GAMBRO DIALYSATOREN GMBH

By:	/s/ Jens Schiele
Name: Jens Schiele
Title: Geschäftsführer

BAMBOO US BIDCO LLC

By:	/s/ Ruoxi Chen
Name: Ruoxi Chen
Title: Co-President

BLITZ 23-317 GMBH

/s/ Katharina Klein
Name: Katharina Klein
Title: Managing Director

[Signature Page to Equity Purchase Agreement]

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms have the meanings specified in this Exhibit A.

“3a-Items” has the meaning set forth in Section 4.14(e)(i).

“Accountant” has the meaning set forth in Section 1.4(b)(iv).

“Accounting Principles” means the policies, practices and procedures set forth on Exhibit E attached hereto.

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of the Business as of the Closing.

“Accrued Vacation Liabilities” has the meaning set forth in the definition of Transferred Employee Liabilities.

“Action” means any civil, criminal, judicial or administrative action, suit, demand, claim, complaint, litigation, investigation, review, inquiry, examination, audit, formal proceeding, arbitration or mediation, hearing or other similar dispute.

“Advent Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, between the Advent Financing Sources and Buyers.

“Advent Financing Sources” means the Advent International Corporation Affiliated funds as set forth in the Advent Equity Commitment Letter.

“Advent Limited Guarantee” means the limited guarantee, dated as of the date hereof, delivered by the Advent Financing Sources to Sellers.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, (a) prior to the Closing, the Companies shall not be “Affiliates” of Buyers and (b) as of and following the Closing, the Companies shall not be “Affiliates” of Sellers. Notwithstanding the foregoing, in no event shall (i) Buyers or any of their Subsidiaries be considered an Affiliate of any investment fund affiliated with Warburg Pincus LLC, including the WP Financing Sources, or any other portfolio company of any investment fund affiliated with Warburg Pincus LLC, nor shall any investment fund affiliated with Warburg Pincus LLC, including the WP Financing Sources, or any other portfolio company of any investment fund affiliated with Warburg Pincus LLC be considered to be an Affiliate of Buyers or any of their Subsidiaries and (ii) Buyers or any of their Subsidiaries be considered an Affiliate of any investment fund affiliated with Advent International

Corporation, including the Advent Financing Sources, or any other portfolio company of any investment fund affiliated with Advent International Corporation, nor shall any investment fund affiliated with Advent International Corporation, including the Advent Financing Sources, or any other portfolio company of any investment fund affiliated with Advent International Corporation be considered to be an Affiliate of Buyers or any of their subsidiaries.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” means any transaction with a third party involving (a) any acquisition of or any merger, consolidation, reorganization, liquidation, recapitalization, share exchange or other business combination transaction involving a Company or a significant portion of the assets of the Business, taken as a whole, (b) any issuance or sale of shares of capital stock or other equity securities of a Company or (c) the sale, lease, exchange or other disposition of any significant portion of the properties or assets of the Business, taken as a whole, in each case, other than the Transactions.

“Ancillary Agreements” means the Supply Agreement, the Transition Services Agreement, the Intellectual Property Agreement, the Instrument of Assignment and the BOG Share Transfer Agreement.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) other anti-bribery and anti-corruption laws, regulations or ordinances to the extent applicable to the Companies and the Business and their respective operations from time to time.

“Anti-Money Laundering Laws” means anti-money laundering-related laws, regulations, and codes of practice to the extent applicable to the Companies and the Business and their operations from time to time, including without limitation (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

“Antitrust Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of a monopolization or restraint of trade or a lessening of competition, including the HSR Act.

“Approvals” has the meaning set forth in Section 2.4(a).

“Assumed Liabilities” means (x) any and all Liabilities to the extent related to the Transferred Assets or primarily related to the Business, in each case, whether arising prior to, on or after the Closing Date and (y) the Liabilities set forth below, whether arising prior to, on or after the Closing Date:

(a) any and all Liabilities under the Transferred Contracts and the Commingled Contracts, in each case to the extent related to the Business;

(b) any and all product liability, warranty, return or exchange obligations and other similar Liabilities to the extent arising from or relating to the products manufactured by or the other services provided by the Business (other than in the case of products manufactured or services provided by the Business prior to the Closing for the Retained Business);

(c) any and all environmental Liabilities related to the Real Property or primarily related to the Business (for the avoidance of doubt excluding all environmental Liabilities to the extent related to the Retained Business, the Bielefeld Operations or the Bielefeld Assets);

(d) any and all accounts payable to the extent primarily related to the Business or to the extent taken into account in the Final Cash Consideration;

(e) the Transferred Employee Liabilities and the Pension Replacement Allowance (to the extent taken into account in the Final Cash Consideration);

(f) any and all Liabilities related to workers’ compensation, employer liability insurance policies;

(g) any and all Liabilities to the extent specifically reflected on or reserved against or otherwise provided for in the Financial Reports; and

(h) the Liabilities set forth in Section A.1 of the Seller Disclosure Letter.

“Assumptions” has the meaning set forth in Section 3.6(b).

“Audited Financial Statements” means the (i) audited balance sheet information of the Business as of December 31, 2021, and the related statement of operations of the Business for the 12-month period then ended, and (ii) audited balance sheet information of the Business as of December 31, 2022, and the related statement of operations of the Business for the 12-month period then ended.

“Balance Sheet” has the meaning set forth in Section 2.5(a).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 2.3.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation (including company practices (betriebliche Übungen) and general commitments (Gesamtzusagen)), whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential Liability is borne by Seller or its Affiliates (including the Companies) for the benefit of Business Employees. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, non-compete, non-solicit, nondisclosure and/or other restrictive covenants, consulting, retirement, severance, termination, retention or change in control agreements, deferred compensation, equity-based, incentive, bonus, disability, employee loan, perquisites, salary continuation, sick leave, vacation pay, hospitalization, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Bielefeld Assets” means all assets held by BOG, including all owned and leased real property, inventory, Fixtures and Equipment, IT Assets, Contracts, Intellectual Property Rights, Permits and books and records, in each case that are primarily related to the Bielefeld Operations.

“Bielefeld Employees” means the employees of Sellers or their Affiliates set forth in Section A.3 of the Seller Disclosure Letter (which exclude, for the avoidance of doubt, any Business Employees).

“Bielefeld Operations” means the manufacturing operations conducted at the Bielefeld Real Property, including with respect to pharmaceutical products or active pharmaceutical ingredients (and any salts, isomers, esters, prodrugs or polymorphs thereof) of Seller Parent and its Affiliates, other than the Business.

“Bielefeld Real Property” means the real property listed on Section A.2 of the Seller Disclosure Letter.

“BOG” has the meaning set forth in the Recitals.

“BOG Buyer” has the meaning set forth in the Preamble.

“BOG Interests” has the meaning set forth in the Recitals.

“BOG Seller 1” has the meaning set forth in the Preamble.

“BOG Seller 2” has the meaning set forth in the Preamble.

“BOG Sellers” has the meaning set forth in the Preamble.

“BOG Share Transfer Agreement” has the meaning set forth in Section 1.3(c).

“BOG Tax Overreceivable” has the meaning set forth in Section 4.14(h)(ii).

“BOG Tax Overprovision” has the meaning set forth in Section 4.14(h)(ii).

“BPS” has the meaning set forth in the Recitals.

“BPS Buyer” has the meaning set forth in the Preamble.

“BPS Interests” has the meaning set forth in the Recitals.

“BPS Seller” has the meaning set forth in the Preamble.

“Buyer Indemnified German Tax” has the meaning set forth in Section 4.14(e).

“Business” means the business of formulating, filling, inspecting, testing, labeling and packaging pharmaceutical products on behalf of pharmaceutical companies, and any ancillary development, tech transfer, quality control, clinical and commercial support services provided to such pharmaceutical companies in relation to such pharmaceutical products, and the marketing of the services of formulating, filling, inspecting, testing, labeling and packaging, pharmaceutical products to potential customers, in each case, as conducted at or from the Business’ facilities in Halle/Westfalen, Germany and Bloomington, Indiana and the Leased Real Property as of immediately prior to the Execution Date; provided, however, that the definition of Business shall in no event include (x) any activity conducted primarily at the Bielefeld Real Property or at any other facility of Sellers or any of their Affiliates (other than the Companies), whether prior to, as of or following the Closing, in each case, to the extent primarily in connection with the Bielefeld Operations; (y) the design, development, marketing, sale or distribution of pharmaceutical products owned or licensed by Sellers or any of their Affiliates (other than the Companies), whether prior to, as of or following the Closing; or (z) the Excluded Services.

“Business Data” has the meaning set forth in Section 4.31.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in the city of New York, New York or the city of Halle/Westfalen, Germany.

“Business Employee” means each employee of Seller or any of its Subsidiaries who, within the last twelve (12) months prior to the Execution Date, has devoted 50% or more of his or her working time to providing services to the Business set forth in Section 2.10(a) of the Seller Disclosure Letter, as the same may be updated from time to time by mutual agreement of Buyers and Sellers to reflect actions permitted under the terms of this Agreement or to correct inadvertent omissions.

“Business Guarantees” has the meaning set forth in Section 4.23.

“Business Materials” has the meaning set forth in Section 4.25.

“Business Products” has the meaning set forth in Section 2.24(a).

“Buyers” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 4.8(d).

“Buyer Indemnitees” has the meaning set forth in Section 7.3.

“Buyer Prepared Tax Return” has the meaning set forth in Section 4.14(b)(ii).

“Buyer Releasing Parties” has the meaning set forth in Section 4.13(a).

“Capex Budget” has the meaning set forth in Section 4.1(a)(xi).

“Cash” means, as of any specified time, all cash and cash equivalents required to be reflected as cash and cash equivalents on a balance sheet in accordance with the Accounting Principles; provided, that Cash shall (without duplication) (a) be increased by checks, drafts, wires and other similar instruments in transit that have been received by, but not deposited into the bank accounts of, the Business, (b) be reduced by the aggregate amount of all checks, drafts, wires and other similar instruments issued and outstanding but uncleared as of such time (to the extent the respective amounts of such checks, drafts and other similar instruments are not included in the calculation of Net Working Capital) and (c) exclude any cash and cash equivalents which is not freely usable because it is subject to restrictions, limitations on use or distribution by Contract, Law, Order or applicable accounting standards (other than any such restrictions or limitations arising as a result of Buyer’s actions). Cash shall exclude all Tax assets (whether current or deferred) and income Tax liabilities and all deferred Tax assets and deferred Tax liabilities. For the avoidance of doubt, any claims of BOG against BOG Seller 1 for loss compensation (Verlustausgleichsanspruch) under the DPLTA, if any, shall be disregarded for purposes of calculating Cash.

“Cash Equity” has the meaning set forth in Section 3.5(b).

“Change” means any event, fact, condition, circumstance, change, occurrence, development, result or effect.

“Chosen Courts” has the meaning set forth in Section 8.4(b).

“CHOW” has the meaning set forth in Section 4.3(a)(ii).

“CISG” has the meaning set forth in Section 8.4(a).

“CIT/TT Fiscal Unity” has the meaning set forth in Section 4.1(a)(xix).

“Claim” has the meaning set forth in Section 7.6(a).

“Claim Notice” has the meaning set forth in Section 7.6(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Cash” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Cash Consideration” means an amount equal to:

(a) $4,250,000,000; plus

(b) the Estimated Cash; plus

(c) an amount (which may be positive or negative) equal to the Estimated Net Working Capital, minus the Target Net Working Capital; minus

(d) the Estimated Indebtedness; minus

(e) the Estimated Seller Transaction Expenses.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Date Confirmation” has the meaning set forth in Section 1.2.

“Closing Indebtedness” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Net Working Capital” has the meaning set forth in the definition of “Post-Closing Statement.”

“Closing Seller Transaction Expenses” has the meaning set forth in the definition of “Post-Closing Statement.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Commingled Contract” has the meaning set forth in Section 4.20(a).

“Commitment Letters” has the meaning set forth in Section 3.5(b).

“company” includes any company, corporation or body corporate (including a limited liability company), wherever incorporated.

“Company” has the meaning set forth in the Recitals.

“Company Released Parties” has the meaning set forth in Section 4.13(a).

“Competitive Business” has the meaning set forth in Section 4.10(b).

“Confidential Information” means any and all information to the extent relating to the business, financial or other affairs (including future plans and targets) of the Business or the Companies, this Agreement and the Ancillary Agreements and consummation of the Transactions; provided, however, that “Confidential Information” will not include any information that (a) is or becomes (other than as a result of disclosure by Sellers or their Affiliates in violation of this Agreement) generally available to, or known by, the public, (b) is independently developed by Sellers or any of their Affiliates without use of or reference to information that would be “Confidential Information” but for the exclusions set forth in this proviso or (c) is received by Sellers or any of their Affiliates following the Closing from a third party not known by Sellers after reasonable inquiry to be bound by a duty of confidentiality to the Companies with respect to such information.

“Confidentiality Agreements” has the meaning set forth in Section 4.12(a).

“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver.

“Contract” means any written or unwritten agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written obligation.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus, or any mutation or variation thereof or related health condition.

“COVID-19 Measures” has the meaning set forth in Section 4.1(b)(i).

“Current Assets” means the current assets of the Business, calculated in accordance with the Accounting Principles, and no other assets.

“Current Liabilities” means the current liabilities of the Business, calculated in accordance with the Accounting Principles, and no other liabilities.

“Debt Commitment Letter” has the meaning set forth in Section 3.5(a).

“Debt Financing” has the meaning set forth in Section 3.5(a).

“Debt Financing Document” means the definitive documentation for the Debt Financing and the schedules and exhibits thereto (including, but not limited to, any loan agreements, credit agreements, guarantees, collateral agreements, hedging agreements, customary officer’s certificates, solvency certificates in the form attached to the Debt Commitment Letter and other customary closing certificates and corporate resolutions, as applicable).

“Debt Financing Sources” means any entities that have directly or indirectly committed to provide or otherwise entered into agreements to provide the Debt Financing including the Lenders or such Persons who are party to any debt commitment letters or any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (together with their successors and assignees), together with their respective Affiliates, equity holders, members, officers, directors, employees, investment funds, separate accounts, and other entities owned (in whole or in part), controlled, managed, and/or advised by any entity or its Affiliates, investors, current or future general or limited partners, direct or indirect shareholders or equity holders, managers, members and Representatives and their respective successors and assigns.

“Definitive Agreements” has the meaning set forth in Section 4.29.

“Designated Person” has the meaning set forth in Section 8.10(a).

“Direct Claim” has the meaning set forth in Section 7.6(a).

“Disputed Items” has the meaning set forth in Section 1.4(b)(iv).

“DPLTA” has the meaning set forth in Section 4.1(a)(xix).

“Draft Allocation” has the meaning set forth Section 1.7(b).

“Effective Time” has the meaning set forth in Section 1.2.

“Enforcement Cap” has the meaning set forth in Section 6.3.

“EMA” means the European Medicines Agency.

“Environmental Law” means any Laws: (a) concerning the protection or cleanup of the environment, natural resources, the management, manufacture, labeling, registration, handling, use, transportation, treatment, presence, disposal, Release or threatened Release of any Hazardous Substance or) noise, odor, wetlands, pollution, contamination or any injury to Persons or property arising out of any Hazardous Substance contamination or exposure or (b) that regulate, impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establish standards of care with respect to any of the foregoing, but excluding, for the avoidance of doubt, Healthcare Laws to the extent related to medical or pharmaceutical products regulation or sales.

“Equity Commitment Letters” mean the (i) WP Equity Commitment Letter, and (ii) Advent Equity Commitment Letter.

“Equity Financing” means the equity financing incurred or to be incurred pursuant to the Equity Commitment Letters.

“Equity Financing Source” means the Advent Financing Sources and the WP Financing Sources.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with BPS as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” has the meaning set forth in the definition of “Benefit Plan.”

“Estimated Cash” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Closing Statement” means the written statement delivered pursuant to Section 1.4(a), setting forth Sellers’ good-faith calculations of the Closing Cash Consideration determined in accordance with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including (i) a good-faith calculation of the Net Working Capital (which shall be prepared in a format consistent with Exhibit D) (the “Estimated Net Working Capital”) and (ii) good-faith estimates of Cash (“Estimated Cash”), Indebtedness (“Estimated Indebtedness”) and Seller Transaction Expenses (“Estimated Seller Transaction Expenses”).

“Estimated Indebtedness” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Net Working Capital” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Estimated Seller Transaction Expenses” has the meaning set forth in the definition of “Estimated Closing Statement” (as the same may be updated and redelivered in accordance with Section 1.4(a)).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means any and all assets, properties and rights that are not Transferred Assets by virtue of the limitations expressed or implied in the definition of Transferred Assets and all of the following assets, properties and rights, whether or not such assets, properties and rights would otherwise fall within the definition of “Transferred Assets”:

(a) all Cash of Sellers or their Affiliates, other than Cash held by the Companies as of the Closing;

(b) all checkbooks, canceled checks and bank accounts of Sellers or their Affiliates other than the Companies;

(c) all Intellectual Property Rights (other than the Transferred Intellectual Property), including any and all Seller Marks;

(d) all Bielefeld Assets, Bielefeld Real Property and Bielefeld Employees;

(e) all owned real property and real property leases and subleases, other than the Real Property;

(f) all Excluded Contracts;

(g) all Commingled Contracts that do not primarily relate to the Business;

(h) all shares of capital stock of, or other equity interests in, any Subsidiary of Seller Parent other than the Companies;

(i) the excluded services and any other corporate-level services of the type provided as of the Execution Date to the Business by Sellers or any of their Affiliates that are expressly set forth as a service to be provided by Sellers pursuant to the Transition Services Agreement;

(j) all pharmaceutical products owned by Seller Parent or any of its Subsidiaries (other than the Companies) excluding inventory of the Business and all (i) Permits (including all Seller Market Authorizations) and (ii) Intellectual Property Rights and licenses or other rights to any Intellectual Property Rights held by Seller Parent or any of its Affiliates (other than the Companies) with respect thereto (other than the Transferred Intellectual Property and the Transferred Contracts);

(k) all claims, causes of action, choses in action, rights of recovery and rights of setoff of any kind, including rights arising under warranties, representations, indemnities and guarantees made by suppliers of products, materials or equipment, or components thereof primarily relating to the Excluded Assets or the Excluded Liabilities;

(l) all rights of Sellers and their Affiliates (other than the Companies) to reimbursements, indemnification, hold-harmless or similar rights to the extent related to any Excluded Assets or Excluded Liabilities;

(m) all rights of Sellers or their Affiliates (other than the Companies) under this Agreement and the Ancillary Agreements and, other than to the extent primarily relating to the Companies, each Seller’s and its Affiliates’ Organizational Documents, minute and stock record books, corporate seal and tax records;

(n) (i) all records and reports prepared or received by Sellers and their Affiliates in connection with the sale of the Business or the Transactions, including all analyses relating to the Business or Buyers so prepared or received, (ii) all confidentiality agreements with prospective purchasers of the Business or any portion thereof, and all bids and expressions of interest received from third-parties with respect thereto, except to the extent related to Confidential Information or the Business and (iii) all privileged communications described in Section 8.10 of this Agreement and all privileged materials, documents and records not primarily related to the Business;

(o) all credits, refunds and other assets relating to income Taxes of Sellers and their Affiliates, other than the Companies (to the extent such credits, refunds or other assets of the Companies are not with respect to Excluded Assets);

(p) all credits, refunds and other assets relating to non-income Taxes of the Companies, and of Sellers and their Affiliates with respect to the Business, to the extent not taken into account in Indebtedness;

(q) other than as set forth in Section 4.19(b), all insurance policies and rights thereunder, including the benefit of any deposits or prepayments and any insurance proceeds;

(r) all assets used by Sellers or their Affiliates to provide services or supplies to Buyers and their Affiliates (including, after the Closing, the Companies) pursuant to the Transition Services Agreement to the extent such assets used by Sellers or their Affiliates do not primarily relate to the Business;

(s) all Excluded Services Assets;

(t) all assets of or relating to any Benefit Plan other than any Transferred Benefit Plan;

(u) any employee data which relates to employees who are not Business Employees or which Sellers and their Affiliates are prohibited by Law or contract from disclosing or delivering to Buyers; and

(v) the assets, properties and rights set forth in Section A.4 of the Seller Disclosure Letter.

“Excluded Contracts” means the Contracts set forth in Section A.5 of the Seller Disclosure Letter.

“Excluded Liabilities” means all Liabilities that are not Assumed Liabilities, including the following Liabilities, which shall be retained or, as applicable, assumed prior to the Closing by Sellers or their applicable Affiliates (other than the Companies) pursuant to the Pre-Closing Reorganization:

(a) all Liabilities (including environmental Liabilities) to the extent arising out of or related to the Excluded Assets (including the Bielefeld Assets and the Bielefeld Employees), including all Liabilities (including environmental Liabilities) to the extent relating to any business of Seller or its Affiliates other than the Business (including the Bielefeld Operations and the Retained Business);

(b) all Liabilities to the extent arising out of the Pre-Closing Reorganization;

(c) all Liabilities of Seller or any of its Affiliates to the extent arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and other Representatives, but excluding Liabilities of the Company in connection with Ancillary Agreements to be entered into at Closing;

(d) Liabilities under Commingled Contracts to the extent such Liabilities are not related to the Business and all Liabilities under Contracts that are not Transferred Contracts or Commingled Contracts;

(e) all Liabilities arising out of, by reason of, or otherwise in connection with the employment or engagement and the termination of employment or engagement of any Former Business Employee or Business Employee other than the Transferred Employee Liabilities; and

(f) the Liabilities set forth in Section A.6 of the Seller Disclosure Letter.

“Excluded Services” means any services described in the Excluded Services Schedule.

“Excluded Services Assets” means any and all assets used by Sellers or their Affiliates with respect to Excluded Services.

“Excluded Services Schedule” means the schedule set forth in Section A.11 of the Seller Disclosure Letter.

“Execution Date” has the meaning set forth in the Preamble.

“Existing Representation” has the meaning set forth in Section 8.10(a).

“Export Control Laws” means the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions to the extent applicable to the Companies and the Business and their respective operations from time to time.

“Failed Transfer Employees” has the meaning set forth in Section 4.18(c).

“FDA” means the U.S. Food and Drug Administration.

“Final Allocation” has the meaning set forth Section 1.7(b).

“Final Cash Consideration” means an amount equal to:

(a) $4,250,000,000; plus

(b) the Closing Cash; plus

(c) an amount (which may be positive or negative) equal to the Closing Net Working Capital, minus the Target Net Working Capital; minus

(d) the Closing Indebtedness; minus

(e) the Closing Seller Transaction Expenses.

“Financing” has the meaning set forth in Section 3.5(b).

“Final Closing Statement” means the Post-Closing Statement that is deemed final in accordance with Section 1.4(b)(iii) or the Post-Closing Statement resulting from the determinations made by the Accountant in accordance with Section 1.4(b)(v), as applicable.

“Financial Reports” has the meaning set forth in Section 2.5(a).

“Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools and other tangible personal property (other than Inventory), wherever located, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person.

“Foreign Investment Laws” means all applicable Laws and Orders relating to foreign investment or that provide for the review of national security or defense matters or the national interest in connection with the cross-border acquisition of any interest in or assets of a business under the jurisdiction of a Governmental Entity, including, without limitation, the German Federal Ministry for Economic Affairs and Climate Action.

“Former Business Employee” means any employee of any Company or Seller or any of its Affiliates who would otherwise qualify as a Business Employee but whose employment with the Seller, any Company or any of their Affiliates was terminated prior to the Closing Date.

“Former Non-German Business Employee” means any Former Business Employee to which German employment and pension law does not apply.

“Forfeited Awards” has the meaning set forth in Section 4.8(e).

“Fraud” means an intentional or willful misrepresentation of material facts which constitutes common law fraud under the laws of the State of Delaware.

“Funds Flow Memorandum” means a memorandum setting forth (a) the amount payable to Seller at the Closing, and (b) institutions and account information with respect to the payments set forth in Section 1.3(b)(i) and Section 1.3(b)(ii).

“GAAP” means United States generally accepted accounting principles, in effect from time to time.

“German Tax Contest” has the meaning set forth in Section 4.14(d)(ii).

“German Transferred Business Employee” has the meaning set forth in Section 4.8(a).

“German Union Payment” means those payments required to be made to each Business Employee located in Germany in January 2024 pursuant to the applicable Labor Agreement.

“Good Manufacturing Practices” means all applicable current good manufacturing practices, including, as applicable, (a) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Parts 4, 210, 211, 600, 610 and 820, (b) European Directive 2003/94/EC, Regulation No. 1252/2014, Directive 2001/83/EC, and the good manufacturing practice guidelines set out in Volume 4 of Eudralex, (c) Ministerial Ordinance for Good Manufacturing Practice for Drugs and Quasi-drugs in Japan, (d) the principles detailed in the International Conference on Harmonization’s Q7 guidelines, and (e) the equivalent applicable Laws in any relevant jurisdiction to the extent applicable to the Companies and the Business and their respective operations, each as may be amended and applicable from time to time.

“Governmental Entity” means any local, domestic or non-U.S. legislative, administrative or regulatory authority, agency, commission, body, court or other governmental or quasi-governmental entity of competent jurisdiction, including any supranational body, including the FDA, EMA, national competent authorities of the European Union, the Ministry of Health, Labour and Welfare of Japan and the Pharmaceuticals and Medical Devices Agency of Japan.

“Hazardous Substance” means any chemical, material or substance that is toxic, reactive, corrosive, ignitable, flammable or hazardous or that is listed, classified, defined or regulated as a hazardous substance, pollutant, contaminant or waste (or words of similar import) pursuant to any Environmental Law, including all substances, materials, wastes or agents for which liability or standards of care or a requirement for investigation or remediation are imposed under, or that are otherwise subject to, Environmental Law, and including any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, perfluoroalkyl and polyfluoroalkyl substances, radioactive material or radon.

“HCERA” has the meaning set forth in Section 2.9(j).

“Health Plan” has the meaning set forth in Section 2.9(j).

“Healthcare Laws” means all healthcare Laws applicable to the Companies and the operation of the Business, including, without limitation, all Laws applicable to the ownership, research, development, testing, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, sale, offer for sale, import, export or disposal of any product manufactured or distributed by the Companies, including in relation to the United States the Federal Food, Drug and Cosmetic Act (21 U.S.C. §301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the Federal Controlled Substances Act (21 U.S.C. §801 et seq.), all applicable Laws concerning fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a- 7b(b)), the federal False Claims Act (42 U.S.C. § 1320a-7b(a)), as amended, the federal Exclusion statute (42 U.S.C. § 1320a- 7) and the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), and in relation to Japan the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices, and any state analogs, as well as applicable laws of any foreign Governmental Entity, and including in each case the applicable implementing regulations, together with any rules, requirements and guidances promulgated or issued thereunder, Laws related to the licensure, certification, accreditation, qualification or authority required to transact business relating to the operation of the Business, the so-called federal “sunshine” law or Open Payments law (42 U.S.C. § 1320a-7h), as well as any corollary state Laws governing disclosure of payments by pharmaceutical manufacturers to healthcare professionals and in relation to the European Union, Directive 2001/83/EC, Regulation (EC) 726/2004, Regulation (EU) 1252/2014, and in relation to Japan the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices, and all national implementing legislation; in each case including any regulations promulgated or administrative guidance issued thereunder, and any comparable Laws of other Governmental Entities.

“Healthcare Reform Laws” has the meaning set forth in Section 2.9(j).

“HIPAA” has the meaning set forth in Section 2.26(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means borrowings, indebtedness and liabilities, including:

(a) all indebtedness for borrowed money;

(b) all obligations evidenced by notes, bonds, debentures or other similar instruments;

(c) all obligations under letters of credit, bank guarantees, sureties, performance bonds, appeal bonds, or similar obligations or similar facilities, but only to the extent drawn upon at such time;

(d) all payment obligations under capital or financial leases determined in accordance with the Accounting Principles;

(e) any obligations relating to interest rate protection, collar agreements, derivative, hedging, swap and similar instruments, valued at the terminal value thereof (which amount shall not be less than $0);

(f) Liabilities for any deferred payment obligation, deferred purchase price of property, assets, business or services, including any purchase price adjustment, seller notes, earnout, holdback or similar obligation (whether contingent or otherwise) in connection with the acquisition of a business, enterprise or Person, including any “stay” bonus obligations issued in connection with any acquisition (whether earned prior to or after the Closing), in each case to the extent earned and unpaid or reasonably likely to be payable in connection with the transactions contemplated by this Agreement (other than trade payables or accruals incurred in the ordinary course of business);

(g) declared but unpaid dividends or distributions;

(h) all Indebtedness of any Person of the type referred to in clauses (a) through (f), which have been guaranteed by either Company directly or indirectly in any manner;

(i) all accrued interest, prepayment penalties, fees, reimbursement, indemnities, premiums, make-whole payments and termination or breakage costs or penalties with respect to any Indebtedness referred to in clauses (a) through (f) above; and

(j) the items set forth on Section A.7 of the Seller Disclosure Letter.

For the avoidance of doubt, “Indebtedness” shall not include any trade credit in the ordinary course, any liabilities in respect of leases other than those referred to in clause (d) above, any amount included in calculating Seller Transaction Expenses, or any obligations of BOG to transfer its profits (Gewinnabführungspflicht) to BOG Seller 1 under the DPLTA, if any.

“Indemnified Party” has the meaning set forth in Section 7.6(a).

“Indemnifying Party” has the meaning set forth in Section 7.6(a).

“Indemnitees” has the meaning set forth in Section 4.11(a).

“Initial Outside Date” has the meaning set forth in Section 6.1(b)(i).

“Initial Satisfaction Date” has the meaning set forth in Section 1.2.

“Instrument of Assignment” has the meaning set forth in Section 1.3(a)(i).

“Insurance Policies” has the meaning set forth in Section 2.20.

“Intellectual Property Agreement” has the meaning set forth in the Recitals.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights anywhere in the world, whether registered or unregistered, including in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (b) patents and patent applications, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, utility models, priority applications, re-issues and re-examinations; (c) confidential and proprietary trade secrets and know-how, including any of the following that are confidential and proprietary: product designs, methods, processes, inventions, invention disclosures, research and development and testing information, formulas, technical information, customer lists, customer information and marketing materials (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether copyrightable or not, including data and databases, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names, social media identifiers and URLs.

“Intercompany Agreements” means all Contracts in effect as of the Execution Date that are solely between or among Seller Parent and/or its Subsidiaries (other than the Companies) on the one hand, and either of the Companies, on the other hand, with respect to the conduct of the Business, other than the organizational documents of the Companies.

“Interests” has the meaning set forth in the Recitals.

“Inventory” means all inventory of the Business, including all raw materials, work-in-process, supplies, spare parts, unfinished inventory and finished goods whether held at any location or facility owned or leased by the Companies or their Affiliates or in transit to the Companies or their Affiliates or held on consignment by third parties on behalf of the Business, but excluding, for the avoidance of doubt, any inventory primarily related to the Bielefeld Operations.

“IRS” means the Internal Revenue Service.

“IT Assets” means technology devices, computer systems and hardware, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment and infrastructure, and all associated documentation.

“Key Employee” means each Business Employee with gross annual base salary for 2023 of at least $150,000 for Business Employees located in the United States and at least $100,000 for Business Employees located in Germany or other location outside the United States.

“Knowledge” means (i) with respect to Buyers, the actual knowledge of the Persons set forth on Section A.8 of the Seller Disclosure Letter, and (ii) with respect to Sellers, the actual knowledge of the Persons set forth on Section A.8 of the Seller Disclosure Letter, in each case, without obligation of any further review or inquiry and does not include information of which they may be deemed to have constructive knowledge only.

“Labor Agreements” has the meaning set forth in Section 2.10(d).

“Law” or “Laws” means any constitution, code, law, statute, ordinance, common law, rule, regulation, Order or other judgments, decisions or legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity of competent jurisdiction.

“Lease” or “Leases” has the meaning set forth in Section 2.15(h).

“Leased Real Property” has the meaning set forth in Section 2.15(h).

“Lenders” has the meaning set forth in Section 3.5(a).

“Liabilities” means all debts, liabilities, fines, penalties, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“Lien” means any lien (statutory or other), charge, pledge, mortgage, easement, encroachment, title defect, covenant, right of way, option or license, hypothecation, usufruct, deed of trust, security interest, claim, restriction on transfer, right of first refusal or offer, or other encumbrance.

“Limited Guarantees” mean (i) the WP Limited Guarantee, and (ii) the Advent Limited Guarantee.

“Losses” means any and all Liabilities, Actions, damages, interest, settlements, deficiencies of any kind, interest, Taxes and out-of-pocket expenses (including reasonable and documented out-of-pocket legal fees, costs of investigation, costs of enforcement).

“LTIP Summary” has the meaning set forth in Section 4.8(e).

“MAH Transfer Period” has the meaning set forth in Section 4.26(a).

“March 31, 2023 Financial Reports” has the meaning set forth in Section 2.5(a).

“Material Adverse Effect” means any Change that, individually or taken together with any other Changes, is or would reasonably be expected to be materially adverse to the business, tangible or intangible assets, financial condition or results of operations of the Business, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur:

(a) Changes in or with respect to the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the industries or geographic markets in which the Business has operations or its products or services are sold, including changes, developments, circumstances or facts in or with respect to interest rates, exchange rates for currencies, monetary policy or inflation;

(b) any Change in or with respect to the relationship of the Business, contractual or otherwise, with customers, Governmental Entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or similar relationship (including, for the avoidance of doubt, resulting from or in connection with COVID-19), solely to the extent relating to, arising out of or attributable to the announcement of this Agreement and the Transactions or the pendency thereof, or resulting or arising from the identity of, any facts or circumstances relating to, or any actions taken by, Buyers or any of their affiliates;

(c) Changes in applicable accounting standards, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the official interpretation or enforcement thereof, after the Execution Date;

(d) any failure by the Business to meet any internal or public projections or forecasts or budgets or estimates of revenues or earnings; provided that any Change (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would reasonably be expected to occur;

(e) any Change resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, whether perpetrated or encouraged by a state or non-state actor or actors, any weather or natural disaster, or any epidemic, pandemic, outbreak of illness (including, for the avoidance of doubt, the existence and impact of COVID-19 on the Business), or any Law issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews, working from home, limitations on gathering or other restrictions that relate to, or arise out of, an epidemic, pandemic, outbreak of illness (including COVID-19) or other public health event or any change in such Law or interpretation thereof or any worsening of such conditions threatened or existing;

(f) any actions taken or not taken by Sellers, the Companies or any of their Affiliates as required by this Agreement (other than Section 4.1) or at Buyers’ instruction; or

(g) any matter that is set forth in the Seller Disclosure Letter, to the extent described therein;

provided, further, that, with respect to clauses (a), (c) and (e) of this definition, such Changes shall be taken into account in determining whether a “Material Adverse Effect” is occurring, has occurred or would reasonably be expected to occur to the extent it disproportionately and adversely affects the Business (taken as a whole) relative to other companies operating in the industries or markets in which the Business has operations, and in each case only the incremental disproportionate impact may be taken into account.

“Material Contract” has the meaning set forth in Section 2.13(a).

“Material Customers” has the meaning set forth in Section 2.14(a).

“Material Permits” has the meaning set forth in Section 2.11(b).

“Material Suppliers” has the meaning set forth in Section 2.14(b).

“MICP” has the meaning set forth in Section 4.8(g).

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Working Capital” means an amount equal to, as of the Effective Time, (a) the aggregate amount of the Current Assets constituting Transferred Assets, minus (b) the aggregate amount of the Current Liabilities constituting Assumed Liabilities. Net Working Capital shall exclude all income Tax assets and income Tax liabilities and all deferred Tax assets and deferred Tax liabilities. For the avoidance of doubt, any claims of BOG against BOG Seller 1 for loss compensation under the DPLTA (Verlustausgleichsanspruch) and any obligations of BOG to transfer its profits to BOG Seller 1 under the DPLTA (Gewinnabführungspflicht), if any, shall be disregarded for purposes of calculating Net Working Capital.

“Non-German Tax Contest” has the meaning set forth in Section 4.14(d)(iii).

“Non-German Transferred Business Employee” has the meaning set forth in Section 4.8(a).

“Non-US Benefit Plan” has the meaning set forth in Section 2.9(e).

“Notice of Objection” has the meaning set forth in Section 1.4(b)(iii).

“Nonparty Affiliates” has the meaning set forth in Section 8.13.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Entity.

“Organizational Documents” has the meaning set forth in Section 2.2(c).

“Outside Date” means the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to Section 6.1(b)(i), in which case, “Outside Date” shall mean the date to which the Outside Date has been extended, as applicable.

“Owned Real Property” has the meaning set forth in Section 2.15(a).

“Paid Accrued Vacation” has the meaning set forth in Section 4.8(f).

“Parties” or “Party” has the meaning set forth in the Preamble.

“Pension Replacement Allowance” has the meaning set forth in Section 4.8(b).

“Permit” means all permits, licenses, grants, authorizations, registrations, franchises, clearances, approvals, consents, certificates, accreditation, exemptions, ratifications, waivers, permissions, and orders granted by or obtained from any Governmental Entity.

“Permitted Liens” means the following Liens:

(a) Liens for current Taxes, assessments or other governmental charges not yet due and payable, or which may be hereafter paid without penalty or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles;

(b) mechanics’, materialmens’, carriers’, workmen’s, repairmen’s or other like common law, statutory or consensual Liens arising or incurred in the ordinary course of business with respect to obligations not yet due and payable, or which may be hereafter paid without penalty or that the obligor is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with the Accounting Principles;

(c) with respect to leasehold interests, mortgages and other Liens incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the Leased Real Property;

(d) zoning, building, subdivision or other similar requirements or restrictions, none of which interfere with or are violated by the present use, occupancy or activity of the Real Property;

(e) Liens, charges, fees or assessments for business parks, industrial parks or other similar organizations not yet due or delinquent;

(f) other Liens that do not, individually or in the aggregate, materially impair the present use and operation of the specific parcel of Real Property to which they relate;

(g) Liens in favor of banking or other financial institutions arising as a matter of Law encumbering deposits or other funds maintained with a financial institution and not incurred in connection with the borrowing of money by the Business;

(h) easements, quasi-easements, licenses, covenants, rights of way, rights of re-entry, gaps or other imperfections or defects in title or chain of title or other similar matters, restrictions or exclusions (other than with respect to Intellectual Property Rights) that are disclosed in publicly recorded documents;

(i) any conditions or other matters, if any, that may be shown or disclosed by a current and accurate survey that, individually, or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use, occupancy, value or marketability of title to the Real Property;

(j) licenses or similar rights granted with respect to Intellectual Property Rights, other than those required to be scheduled pursuant to Section 2.13(a)(iii); and

(k) any Liens that will be terminated at or prior to the Closing in accordance with this Agreement.

“Person” means any natural person and any corporation, company, partnership (general or limited), unincorporated association (whether or not having separate legal personality), trust or other entity.

“Personal Information” means any information that, alone or in combination with other information, identifies, can be used to identify or could reasonably be linked with a natural Person, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, credit card information, billing and transactional information, contact preferences, financial information or other information that constitutes “personal information”, “personally identifiable information” or “personal data” under applicable Laws.

“PHI” has the meaning set forth in Section 2.26(i).

“Post-Closing Adjustment” means the difference between the Final Cash Consideration and the Closing Cash Consideration.

“Post-Closing Insurance Matters” has the meaning set forth in Section 4.18(c).

“Post-Closing Matter” has the meaning set forth in Section 8.10(a).

“Post-Closing Representation” has the meaning set forth in Section 8.10(a).

“Post-Closing Statement” means the written statement delivered pursuant to Section 1.4(b)(i), setting forth Buyers’ good-faith calculations of the Final Cash Consideration and the Post-Closing Adjustment in a manner consistent with the Accounting Principles, which shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including (i) a good-faith calculation of the Net Working Capital (which shall be prepared in a format consistent with Exhibit D) (“Closing Net Working Capital”) and (ii) the amount of Cash (“Closing Cash”), Indebtedness (“Closing Indebtedness”) and Seller Transaction Expenses (“Closing Seller Transaction Expenses”).

“Post-Closing Tax Period” means any taxable year or other taxable period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date, and in respect of BOG, any taxable year or other taxable period beginning after the Effective Time and that portion of any Straddle Period beginning on the Effective Time.

“PPACA” has the meaning set forth in Section 2.9(j)

“Pre-Closing Designated Persons” has the meaning set forth in Section 8.10(b).

“Pre-Closing Insurance Matters” has the meaning set forth in Section 4.19(b).

“Pre-Closing Privileges” has the meaning set forth in Section 8.10(b).

“Pre-Closing Reorganization” has the meaning set forth in the Recitals.

“Pre-Closing Tax Period” means any taxable year or other taxable period beginning prior to the Closing Date and ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date, and in respect of BOG, any taxable year or other taxable period beginning prior to the Effective Time and ending on or before the Effective Time and that portion of any Straddle Period ending on (and including) the Effective Time.

“Pre-Closing Tax Event” means, solely in respect of any Tax that is not assessed in respect of a taxable period, but solely upon occurrence of a taxable event (nicht zeitraumbezogene Steuer), e.g. German real estate transfer Tax (Grunderwerbsteuer), any taxable event occurring prior to the Closing or, in respect of BOG, the Effective Time.

“Prior Company Counsel” has the meaning set forth in Section 8.10(a).

“Privacy Laws” means all Laws worldwide relating to data privacy, protection or security or the receipt, or Processing of Personal Information and all binding guidance thereunder issued by a Governmental Entity, including all Laws governing cybercrime and breach notification, Section 5 of the Federal Trade Commission Act, California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, state data breach notification Laws, state data security Laws, state social security number protection Laws, EU General Data Protection Regulation 2016/679, EU Privacy and Electronic Communications Directive 2002/58/EC, any successor or implementing legislation or regulation to any of the foregoing and any Law concerning requirements for any outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging).

“Privacy Obligations” has the meaning set forth in Section 2.19(a).

“Privileged Materials” has the meaning set forth in Section 8.10(c).

“Pro Rata Bonus” has the meaning set forth in Section 4.8(g).

“Process” or “Processing” means any operation or set of operations performed on data, including adaption or alteration, combination, recording, distribution, import, export, organization, protection, disposal, blocking, erasure, destruction, storing, use, disclosure, collection, transferring or otherwise interacting with such data, including Personal Information.

“Purchase Price Allocation” the meaning set forth in Section 1.7(a).

“Real Property” has the meaning set forth in Section 2.15(h).

“Records” has the meaning set forth in Section 4.6(b).

“Recovery Costs” has the meaning set forth in Section 4.19(b).

“Registered IP” has the meaning set forth in Section 2.18(a).

“Related Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future direct and indirect equity holders, controlling persons, management companies, portfolio companies, directors, officers, incorporators, employees, agents, representatives, accountants, attorneys, Debt Financing Sources, Equity Financing Sources, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future direct or indirect equity holder, controlling person, management company, portfolio company, director, officer, incorporator, employee, agent, representative, accountant, attorney, Debt Financing Source, Equity Financing Source, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Released Claims” has the meaning set forth in Section 4.13(a).

“Reorganization Documents” has the meaning set forth in Section 4.17(b).

“Reorganization Taxes” means all Taxes or contractual liabilities for or in respect of Taxes (e.g. any indemnification obligation with regard to Taxes) imposed on or payable by any of the Companies, Buyers or any of their Affiliates that arise in connection with the Pre-Closing Reorganization (regardless whether arising prior to or after the Closing Date) including, for the avoidance of doubt, any Transfer Taxes and VAT payable pursuant to the Pre-Closing Reorganization (including any transfer or action in connection with the Intellectual Property Agreement). For the avoidance of doubt, Reorganization Taxes do not include Transfer Taxes or VAT payable in connection with the Transactions other than the Pre-Closing Reorganization, except to the extent they relate to the Bielefeld Assets and/or Bielefeld Operations or the transfer of Excluded Assets or Excluded Liabilities by the Companies to Affiliates of Sellers.

“Replacement Awards” has the meaning set forth in Section 4.8(e).

“Representative” of a Person means any officer, director or employee of such Person or any investment banker, attorney, accountant or other advisor, agent or representative of such Person.

“Restricted Party” means any of Seller Parent and its Subsidiaries while (and only while) such entity is a direct or indirect majority-owned Subsidiary of Seller Parent.

“Retained Business” means any business or activity of Seller Parent and its Subsidiaries (other than the Companies), whether undertaken prior to or after the Execution Date, other than the Business.

“Retained Business Guarantees” has the meaning set forth in Section 4.23(b).

“RETT” means any German real estate transfer tax.

“RETT Notification” has the meaning set forth in Section 4.14(c).

“Reverse Termination Fee” has the meaning set forth in Section 6.3(a).

“Review Period” has the meaning set forth in Section 1.4(b)(iii).

“RWI Policy” has the meaning set forth in Section 4.15.

“Sanctioned Country” means those countries and jurisdictions subject to comprehensive Sanctions, including North Korea, Syria, Cuba, Iran, Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.

“Sanctioned Party” means (1) any Person included on one or more of the Sanctioned Party Lists; or (2) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists.

“Sanctioned Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; and similar lists of sanctioned parties maintained by other Governmental Entities with regulatory authority over the Companies and the Business and their respective operations from time to time.

“Sanctions” means those applicable trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) other similar Governmental Entities with regulatory authority over the Companies and the Business and their respective operations from time to time.

“Secondary Tax Liability” means, under German, U.S. or other applicable Tax Law, any secondary, transferee or successor liability or several and joint liability (e.g. under Section 426 German Civil Code, Bürgerliches Gesetzbuch) or co-liability or liability under any contractual Tax sharing scheme or otherwise by operation of Law for any item within the meaning of (i) or (ii) of the definition of Tax.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Letter” has the meaning set forth in Article II.

“Seller Fundamental Representations” means Section 2.1 (Interests), Section 2.2(a) (Organization, Good Standing and Qualification), Section 2.2(e) (Subsidiaries), Section 2.3 (Authority; Approval), and Section 2.23 (Brokers and Finders).

“Seller Indemnified Taxes” means any Taxes imposed on or payable by any of the Companies, or, solely in respect of Seller Indemnified Taxes within the meaning of the following items (ii) to (v), by any of the Companies, Buyers or any of their Affiliates that are (i) attributable or, with respect to German Taxes, even if arising or accruing only after the Closing, relating (enstanden within the meaning of Sec. 38 German General Tax Code (Abgabenordnung) to, a Pre-Closing Tax Period or Pre-Closing Tax Event including any interest, surcharge or addition assessed in relation to such Taxes, even if they arise after the Closing Date (including, without limitation, such Taxes, if any, arising from or in connection with a non-acceptance of the CIT/TT Fiscal Unity or the VAT Fiscal Unity), (ii) Reorganization Taxes, (iii) arising in connection with any Seller Transaction Expenses, or (iv) arising in connection with the termination (including any waiver) or settlement of any Intercompany Agreements, or (v) arising in connection with the termination of the DPLTA or the settlement of any claims under the DPLTA or any arrangements arising therefrom (e.g., transfer of a loan claim of BOG Seller 1 to BOG that has arisen from the conversion of a profit transfer claim).

“Seller Indemnitees” has the meaning set forth in Section 7.4.

“Seller Market Authorizations” means the market authorizations set forth on Section A.9 of the Seller Disclosure Letter.

“Seller Marks” means all Trademarks owned or controlled by Sellers or their Affiliates (other than Trademarks included in the Transferred Intellectual Property), including any derivation, variation, translation or adaptation thereof, and any Trademark, word or name confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, names or Trademarks, and whether registered or unregistered. For the avoidance of doubt, “Seller Marks” include any Trademark that incorporates the words “Baxter.”

“Seller Parent” has the meaning set forth in the Preamble.

“Seller Released Parties” has the meaning set forth in Section 4.13(a).

“Seller Releasing Parties” has the meaning set forth in Section 4.13(a).

“Seller Transaction Expenses” means (i) all unpaid fees and expenses incurred by or charged to or payable by the Companies for services provided through the Closing Date in connection with this Agreement, the Ancillary Agreements and the preparation, exploration, due diligence, negotiation, documentation and consummation of the Transactions, including legal fees and related expenses, investment banking fees and related expenses, if any, and accounting fees and related expenses, and fees of consultants and other advisors, (ii) (A) all Liabilities of the Companies, whether payable prior to, at or following the Closing for (x) any transaction or change of control bonuses or similar payments that are triggered as a result of the Closing, (y) any retention bonuses or similar payments payable (excluding, for the avoidance of doubt, any retention bonuses entered into with Buyers in connection with the Transactions) or (z) any outstanding severance payments or benefits owed to any Former Business Employee and (B) with respect to the payments referenced in (A), the Companies’ portion of any associated payroll, social security, unemployment or similar Taxes, (iii) any Liabilities of the Companies as of the Closing in respect of Intercompany Agreements and (iv) 50% of the amount of any Transfer Taxes in excess of €872,000.

“Service Provider” means any current or former individual independent contractor who is providing or has provided services to the Business.

“Short Fiscal Year” has the meaning set forth in Section 4.22(c).

“Straddle Periods” means any taxable period that begins on or before and ends after the Closing Date.

“Statutory Coverages” has the meaning set forth in Section 4.19(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Supply Agreement” has the meaning set forth in the Recitals.

“Target Net Working Capital” means $235,808,867.

“Tax” or “Taxes” means, whether disputed or not, (i) all U.S. federal, state, local and non-U.S. taxes, all taxes and ancillary charges within the meaning of Section 3 German General Tax Code (Abgabenordnung) and any taxes under foreign non-U.S. and non-German tax laws, in each case including income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, surcharges, church taxes imposed under the Laws of Germany, transfer, payroll, sales, employment, social security, unemployment, disability, use, property, withholding, excise, production, unincorporated business, value-added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with (ii) all interest, penalties and additions imposed with respect to such amounts, any interest in respect of such penalties and additions, and (iii) all Secondary Tax Liabilities. The term “Tax” shall not include (i) deferred tax assets or liabilities (latente Steuern) under IFRS or any other applicable accounting rules or (ii) notional tax losses (e.g., decrease of loss carry-forwards or depreciation volume).

“Tax Benefit” has the meaning set forth in Section 4.14(e)(ii)(G).

“Tax Claim” has the meaning set forth in Section 4.14(d). “Tax Refund” has the meaning set forth in Section 4.14(h)(i).

“Tax Return” means any returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns and any amendments thereto) filed or required to be supplied, filed or maintained with respect to any Taxes.

“Third-Party Claim” has the meaning set forth in Section 7.6(a).

“Third-Party Payment” has the meaning set forth in Section 7.5(b).

“Title Company” has the meaning set forth in Section 4.19(f).

“Titled Property” has the meaning set forth in Section 4.19(f).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transactions” means the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pre-Closing Reorganization).

“Transfer” means to sell, assign, transfer, convey and deliver.

“Transfer Taxes” has the meaning set forth in Section 4.14(c).

“Transferred Assets” means, collectively, all assets primarily used or held for use in the Business, and the following assets that are held by Sellers or their Affiliates, except to the extent they are expressly listed as Excluded Assets:

(a) Accounts Receivable;

(b) all credits, prepaid expenses and deposits to the extent exclusively related to the Business, but only to the extent such credits, prepaid expenses and deposits relate to any Transferred Asset or Assumed Liability from and after the Closing;

(c) Inventory;

(d) Fixtures and Equipment that are primarily related to the Business;

(e) the Transferred Intellectual Property;

(f) all Business Data;

(g) the Transferred IT Assets;

(h) the Transferred Contracts and the rights thereunder and all rights under the Commingled Contracts to the extent relating to the Business, subject to Section 4.20(a);

(i) all assets of or relating to any Transferred Benefit Plans;

(j) all Permits held by the Companies or primarily related to the Business or that primarily relate to the Halle/Westfalen, Germany and Bloomington, Indiana facilities (excluding, for the avoidance of doubt, the Seller Market Authorizations);

(k) all causes of action, lawsuits, judgments, claims, rights and demands of any nature available to or being pursued by Seller or any of its Affiliates to the extent related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or the operation of the Business (whether prior to, on or after the Closing), whether arising by way of counterclaim or otherwise, except to the extent included in the Excluded Assets;

(l) any third-party rights to reimbursements, indemnification, hold-harmless or similar rights to the extent related to the Business, the Transferred Assets or Assumed Liabilities;

(m) any security deposits or other deposits delivered in connection therewith and all rights thereunder primarily related to the Business, including deposits of customers, and all other assets, properties and rights reflected on the Financial Reports;

(n) the Transferred Business Employees;

(o) all files and documents to the extent related to the Business, including all accounting records, employee information and personnel files of Transferred Business Employees and former employees of the Business (except to the extent prohibited by Law or contract), cost and pricing information, business plans, transactional records, toxicological and environmental data and exposure-related data, and including all records, policies and procedures related to environmental matters or required under Environmental Laws and any other such data and records, however stored, in each case to the extent related to the Business; provided, that Sellers and their Affiliates shall be entitled to retain and use copies of any of the foregoing that are necessary for such Person’s tax, accounting or legal purposes;

(p) the Real Property and the Leases;

(q) the goodwill of the Business;

(r) all credits, refunds and other assets relating to non-income Taxes of Sellers and their Affiliates with respect to the Business; and

(s) the assets, properties and rights set forth in Section A.10 of the Seller Disclosure Letter.

“Transferred Benefit Plans” means each Benefit Plan that is sponsored or maintained by any Company as of the Closing Date.

“Transferred Business Employee” has the meaning set forth in Section 4.8(a).

“Transferred Contract” means all Contracts (other than the Ancillary Agreements) that are primarily related to the Business; provided, that, in no event shall any Contracts solely among Seller Parent and/or any of its Subsidiaries be a Transferred Contract hereunder.

“Transferred Employee Liabilities” means (i) all employment and employee Liabilities with respect to the Business Employees arising prior to, on or following the Closing, (ii) all Liabilities incurred under or with respect to any Transferred Benefit Plan, (iii) all Liabilities of the Sellers or their Affiliates related to accrued but unused vacation and benefits of the Transferred Business Employees as of the Closing Date excluding any Paid Accrued Vacation (the “Accrued Vacation Liabilities”) and (iv) any and all Liabilities related to workers’ compensation and employer liability insurance policies in respect of any event, injury, illness or condition with respect to a Transferred Business Employees.

“Transferred Intellectual Property” means all Intellectual Property Rights owned by the Companies immediately after the Closing.

“Transferred IT Assets” means all IT Assets primarily used or held for use in the Business. For the avoidance of doubt, Transferred IT Assets shall not include any software to be provided pursuant to the services to be provided to Buyers or the Companies under the Transition Services Agreement.

“Transition Services Agreement” has the meaning set forth in the Recitals.

“Transitional Period” has the meaning set forth in Section 4.25.

“Underfunded Pension Obligation” means as calculated in accordance with the Accounting Principles.

“VAT” means (i) any Tax as may be levied by any member state of the European Union (EU) on the basis of Directive 2006/112/EC (as amended from time to time) and (ii) comparable Taxes under the Laws of any other jurisdiction outside the European Union.

“VAT Fiscal Unity” means a VAT fiscal unity between BOG and BOG Seller 1.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, or any similar Laws

“WP Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, between the WP Financing Sources and Buyers.

“WP Financing Sources” means the Warburg Pincus LLC Affiliated funds as set forth in the WP Equity Commitment Letter.

“WP Limited Guarantee” means the limited guarantee, dated as of the date hereof, delivered by the WP Financing Sources to Sellers.